UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 26, 2021
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release ANGLOGOLD ASHANTI LIMITED – ANNUAL FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

OUR VISION, MISSION AND VALUES
AngloGold Ashanti Limited
<AFS>

CONTENTS

AngloGold Ashanti Limited <AFS>

SECTION 1
SECTION 2
GOVERNANCE
MANAGEMENT DISCUSSION
2
Audit and Risk Committee – Chairman’s letter
8
Chief Financial Officer’s Review

SECTION 3
SECTION 4
FINANCIAL STATEMENTS
OTHER
22
Director’s approval
125
Shareholders’ information
22
Directors’ responsibility statement
126
Glossary of terms and abbreviations
22
Secretary’s certificate
129
Forward looking statements
22
Affirmation of financial statements
130
Administrative and corporate information
23
Directors’ report
29
Independent auditor’s report
33
Group financial statements
93
Company financial statements
115
Annexure A: Summary of significant accounting policies
124
Principal subsidiaries and operating entities

AUDIT AND RISK COMMITTEE – CHAIRMAN’S LETTER

AngloGold Ashanti Limited <AFS>
It is my pleasure to present, on behalf of the Audit and Risk Committee (“the Committee”), an overview of the activities performed during the 2020 financial year, which in many respects has been an unprecedented year that brought challenges that have been navigated successfully by AngloGold Ashanti. The activities and material matters deliberated on during our scheduled meetings extend beyond statutory compliance and relate to the Committee's role in supporting value creation and delivery of AngloGold
Ashanti’s strategic objectives. This report is presented in accordance with the Company’s Memorandum of Incorporation (MOI), the requirements of the Companies Act, No. 71 of 2008, as amended, (the Companies Act), Principle 8 and Principle 15 and the
recommended practices contained in the fourth King Report on Corporate Governance for South Africa (King IV™), the JSE listing requirements as well as the Committee’s formally approved charter, the latter being reviewed and approved by the board on an annual basis, or more frequently if so required.
ROLE AND FOCUS
The Committee is an independent statutory committee and all members were appointed by the AngloGold Ashanti shareholders at the Annual General Meeting (AGM) held on 10 June 2020. The Committee has decision-making authority with regards to its statutory duties and is accountable in this regard to both the shareholders and the board of AngloGold Ashanti.
It is the Committee’s principal regulatory duty to oversee the integrity of the group’s internal control environment and to ensure that financial statements comply with International Financial Reporting Standards (IFRS) and fairly present the financial position of the group and Company and the results of their operations.
Management has established and maintains internal controls and procedures which are reviewed by the Committee and reported on through regular reports to the board. These internal controls and procedures are designed to identify and manage, rather than eliminate, the risk of control malfunction and aim to provide reasonable but not absolute assurance that these risks are well managed, and that material misstatements and/or loss will not materialise.
The board assumes ultimate responsibility for the functions performed by the Committee, relating to the safeguarding of assets, accounting systems and practices, internal control processes and preparation of financial statements in compliance with all applicable legal and regulatory requirements and accounting standards.
COMPOSITION, PROCEEDINGS AND PERFORMANCE REVIEW
The Committee comprises of independent non-executive directors who collectively possess the independence, skills and knowledge to oversee and assess the strategies and processes developed and implemented by management to manage the business within a diverse and continually evolving business environment. During the year, Rhidwaan Gasant was the elected chairman of the
Committee and fulfilled this role at each of the 5 meetings held during 2020. Due to the COVID-19 pandemic, only the
February 2020 meeting was held in person with the rest of the meetings, including the pre-meetings, being held using Microsoft
Teams.
I was elected chairman effective 1 December 2020 and have overseen the 2020 year-end reporting process. Please allow me to thank Rhidwaan for his leadership, direction and dedication during his term as chairperson of the Committee. It was a privilege to serve under him.
Composition of the Audit and Risk Committee and meeting attendance:
Member
Appointed
Attendance
Mr. AM Ferguson – BSc Accountancy and Business Economics (University of
Southampton); CA (Institute of Chartered Accountants of Scotland) – Appointed
Chairperson 1 December 2020
Mr. R Gasant – Chairperson (1 January – 30 November 2020) – BCompt (Hons),
CA (SA), ACIMA, Executive Development Programme
10 June 2020
100%
5/5 meetings
10 June 2020
100%
5/5 meetings
Ms. MC Richter – BA, Juris Doctor
10 June 2020
100%
5/5 meetings
Mr. JE Tilk – Bachelors, Mining Engineering (University of Aachen); Masters,
Mining Engineering (University of Aachen)
10 June 2020
100%
2/2 meetings
Mr. R Ruston – MBA Business, BE (Mining)
9 May 2019
Retired March 2020
Ms. Nelisiwe Magubane – Pr.Eng, BSc, MBA
Board appointed
14 December 2020
100%
2/2 meetings

AngloGold Ashanti Limited <AFS>
The Chief Executive Officer, Chief Financial Officer, Senior Vice President: Group Finance, Vice President: Finance, Group General
Counsel and Company Secretary, Senior Vice President: Group Internal Audit, Vice President: Global Taxation, Group Risk
Manager, Chief Information Officer, Group Compliance Officer, the External Auditors, as well as other members of management are invited to attend committee meetings in an ex-officio capacity and provide responses to questions raised by committee members during meetings. At every scheduled quarterly meeting the full Committee meets separately during closed sessions with management, internal audit and external audit.
Recommendations on the appointment of Committee members for the 2021 financial year are detailed in the Notice of Annual
General meeting <NOM>.
Evaluation of the effectiveness and performance of the Committee was externally assessed for the 2020 year, however the assessment process was delayed due to implications of COVID-19 and a change in leadership towards the latter part of the year.
Once the results have been finalised, the Committee will consider the results and address areas of improvement identified.
DISCHARGING OUR DUTIES
The Committee’s duties as required by section 94(7) of the Companies Act, King IV, JSE Listing Requirements and board-approved terms of reference is set out in the Audit and Risk Committee’s annual work plan. These duties were discharged as follows:

AngloGold Ashanti Limited <AFS>
HIGHLIGHTS OF 2020
In addition to the execution of the Audit and Risk Committee’s statutory duties, set out below are some highlights of 2020:
Focus area
Actions
Financial reporting
Market updates, half-
year and annual IFRS
reports
Reviewed and recommended the trading and market updates, half-year and annual IFRS financial statements to the board for approval and subsequent submission to the JSE, SEC and other stock exchanges as applicable, after:
•   assessing the key audit matters for the year-end 31 December 2020:
►
Sale of South African Assets: questioned and considered the responses from management around the calculation of the loss on disposal, the treatment and accounting of residual deferred tax, the treatment of the foreign currency translation reserve and associated disclosures,
►
Obuasi redevelopment: assessed the responses from management around the assessment of commencement of commercial production, the treatment of interest costs as well as the judgements around deferred tax,
►
Geita VAT recoverability: assessed the validity of the balance considering the impact of the new Finance
Act in Tanzania, the recoverability of the balance and management’s rationale and assumptions applied,
and
►
Rehabilitation and decommissioning provisions: considered the governance processes around the accounting of these provisions and the judgements applied around discounting factors, life of mine assumptions and commitments made impacting these provisions;
•   ensuring that complex accounting areas complied with IFRS;
•   carefully evaluating significant accounting judgements, including but not limited to environmental rehabilitation provisions, taxation provisions and the valuation of the portfolio of assets (including impairments) and estimates;
•   reviewing and assessing the disclosure of contingent liabilities, commitments and impact of outstanding litigation in the financial reports; and
•   reviewing, assessing and approving adjusted and unadjusted audit differences reported by the external auditors.
New listing
requirement3.84(k)
Reviewed and assessed the process management had in place to allow the Interim Chief Executive Officer and the Interim Chief Financial Officer to opine on the annual financial statements and the system of internal control over financial reporting.
Mineral Resource and Ore Reserve Report
Annual Mineral
Resource and Ore
Reserve Report
Reviewed and recommended for approval the annual Mineral Resource and Ore Reserve Report prepared in accordance with the minimum standards described in the South African Code for the Reporting of Exploration
Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016 edition), after:
•   evaluating the internal control environment associated with the Mineral Resource and Ore Reserve estimation process;
•   considering the work of the Investment Committee in this area;
•   receiving confirmation that the Competent Persons appointed approved the Mineral Resources and Ore
Reserves; and
•   reviewing and assessing for reasonableness the year-on-year reconciliation of the Mineral Resources and
Ore Reserves.
Corporate governance
Risk Management
Monitored the effects of COVID-19 on the operations and the group risk profile as well as the appointment of the Interim CEO and CFO which meant it was appropriate for more frequent interaction between the
Committee and management whilst ensuring that the clear distinction between the different roles was upheld at all times.
Reviewed and approved the risk management policies, standards and processes; received and considered reports from the Group Risk Manager in relation to the key strategic and operational risks facing the Company;
and received presentations on the following emerging risks and topics to obtain an in-depth analysis and understanding:
•   “COVID-19 Pandemic” – the impact of this risk was assessed continuously during 2020;
•   “Obuasi – Production ramp-up and operational risk profile” and
•   “License to Operate”.
IT Governance and
Cyber Security
The Committee received and reviewed detailed reports from the Chief Information Officer on the group’s information and technology framework and had detailed discussions around cyber security including inherent risks and vulnerabilities with an increasing focus on operational areas. The Committee considered the current action plans in place to manage the associated risk exposure and received updates on measures taken to safeguard AngloGold Ashanti during the COVID-19 pandemic.
Combined Assurance
The Committee closely monitored the actions implemented by management during 2020 to provide the required assurance amidst the closure of borders preventing on site reviews through more integration between the various in-house assurance providers and an increased use of technology. The Committee considers the current model as effective and efficient in that it fully integrates with the risk management function.
Sarbanes-Oxley
Compliance (SOX)
The Committee has overseen the SOX compliance efforts of management through receiving quarterly updates on controls associated with financial reporting and assessed the final conclusion reached by the Interim Chief
Executive Officer and Interim Chief Financial Officer on the effectiveness of the internal controls over financial reporting.

AngloGold Ashanti Limited <AFS>
Focus area
Actions
Compliance
The Committee monitored the execution of the global compliance governance framework that allows for a systematic risk-based approach for group, regions and operations to identify and monitor compliance to major laws, regulations, standards and codes.
Litigation matters and
contingent liabilities
The Committee received and considered reports on significant litigation matters as well as contingent liabilities and assessed the possible impact thereof on the group financial results.
INTERNAL AUDIT
Group Internal Audit is a key independent assurance partner within AngloGold Ashanti under the leadership of the Senior Vice
President: Group Internal Audit who has direct access to the chairmen of both the Committee and the board. The Senior Vice
President: Group Internal Audit reports functionally to the Audit and Risk Committee and administratively to the Chief Financial
Officer, and is not a member of the Executive Committee but has a standing invitation to attend these meetings. As part of its mandated responsibilities, the Committee has assessed the performance of the Senior Vice President: Group Internal Audit in terms of the annually reviewed and approved internal audit charter and is satisfied that the internal audit function is independent and appropriately resourced, and that the Senior Vice President: Group Internal Audit has fulfilled the obligations of the position by reporting to the Committee on the assessment of:
•
ethical leadership and corporate citizenship;
•
risk governance;
•
IT governance;
•
compliance with laws, rules, codes and standards;
•
the effectiveness of internal controls over financial reporting and internal controls in general; and
•
the effectiveness of the Combined Assurance Framework for the group.
The Committee considered the approach Group Internal Audit adopted in 2020 to provide the necessary assurance around the effectiveness of governance, risk management and internal control amidst COVID-19 and is comfortable that the approach was appropriate. The Committee considered the heat-map for AngloGold Ashanti as presented by Group Internal Audit and monitored the implementation of significant audit recommendations through a formal tracking process.
Internal Audit will focus on the remediation work currently in progress around control weaknesses identified at the Siguiri Mine in the Africa Region where a gold in process error arose. A formal report thereon is scheduled for at the next Committee meeting.
The noted control failure does not render the internal control environment ineffective but requires a close assessment by the
Committee.
As Chairman, I meet with the Senior Vice President: Group Internal Audit in private before each meeting and on an ad-hoc basis throughout the year.
The Committee is of the opinion, having considered the written assurance statement provided by Group Internal Audit, that nothing has come to its attention indicating that the group’s system of internal financial controls is not effective and does not provide reasonable assurance that the financial records may be relied upon for the preparation of the annual financial statements.
EXTERNAL AUDIT
The current auditors Ernst & Young are level 1 B-BBEE contributors. The audit cycle at AngloGold Ashanti is continuous as the
External Auditor performs half yearly reviews on the results of the group. During August 2020, the annual integrated audit plan, the associated fees and the 2020 global engagement letter were tabled at the Committee for consideration and approval. During the year the Committee considered the responses of the auditors on how they are managing the audit in an COVID-19 environment and the impact on their assurance process.
As Chairman, I meet with the primary engagement team members in private before each scheduled meeting where I am also briefed on general matters relating to the accounting and auditing profession as it may impact on AngloGold Ashanti.
As part of its ongoing assessment of the independence and effectiveness of the external auditors, the Committee has also considered during its evaluation of the independence of Ernst & Young factors such as:
•
the tenure of service;
•
the quality of planning, delivery and execution of the audit;
•
quality and knowledge of the audit team, specifically the senior management team, including the lead engagement partner;
•
the results of the most recent IRBA and PCAOB regulator reviews and the responses of the firm on observations raised in these reports;
•
outcome of the quality assessment review performed during the first half of 2020; and
•
the robustness of the audit, including the audit team’s ability to challenge management as well as demonstrate professional skepticism and independence.

AngloGold Ashanti Limited <AFS>
In addition, when considering the re-appointment of the External Auditor at the annual general meeting, the Committee satisfied itself that the External Auditor is accredited on the JSE list of Auditors and Accounting Specialists, and that the individual auditor responsible for performing the functions of the auditor, does not appear on the JSE list of disqualified individual auditors, as set out in Section 22.
To further safeguard auditor independence, a formal policy on the approval of all non-audit related services has been approved and implemented. In terms of the policy the Committee has established that the sum of the non-audit and tax fees in a year must not exceed 40% of the sum of the audit and audit-related fees in the year. The Committee received a quarterly update on the tax and non-audit fees as a percentage of the total audit and audit related fees and are comfortable that the external auditor’s independence had not been jeopardised.
During 2020, the external audit fees amounted to $8.15m made up of audit services of $6.02m, audit-related services of $1.80m, non-audit services of $0.01m and tax services of $0.32m. The latter two amounted to 4.2% of the audit and audit-related fees, well within the allowed maximum of 40%.
The Committee did not note any significant adverse findings and considers the service provided by the external auditors to have been independent, effective and robust and therefore recommended their reappointment for the 2021 audit.
However, given the long tenure of Ernst & Young as our external auditor, the Committee has decided that it is now appropriate to put the audit out for tender for the 2023 year-end audit. In this regard the planning has already started and discussions have been held with a number of audit firms to establish their appetite to tender for the audit and their independence. We have also been provided with details of possible leadership teams and we are in the process of selecting those who we believe are best suited to lead the audit of AngloGold Ashanti. It is planned that the Request for Proposal will be issued late in the second quarter of 2021.
FINANCE FUNCTION AND CHIEF FINANCIAL OFFICER
The Committee received feedback on an internal assessment conducted on the skills, expertise and resourcing of the finance function and was satisfied with the overall adequacy and appropriateness of the function. The Committee further reviewed the expertise and experience of the Interim Chief Financial Officer, Ian Kramer, and was satisfied with the appropriateness thereof.
In evaluating the finance function, and considering the input of the senior finance team during private meetings held before each scheduled meeting with the Chairperson, the Committee concluded that:
•
the finance function’s management philosophy and control environment were consistent amidst senior personnel changes during 2020;
•
management of the finance function has provided the required guidance to operations during the different stages of lock-downs arising from the COVID-19 pandemic;
•
the organisational structure of the finance function was appropriately designed, having the required authority and responsibility that promoted accountability and control;
•
the finance function had properly applied accounting principles in the preparation of the financial statements and the accounting of non-routine transactions; and
•
the group’s financial reporting procedures were considered to be effective and reliable.
TAX GOVERNANCE AND STRATEGY
The Committee also approved the group’s tax strategy and tax management policy, which together, set out the group’s approach to tax in areas such as tax efficiency, tax risk management and tax governance and oversight, which is more fully explained in the
Integrated Report <IR>.
The Committee received and reviewed detailed quarterly reports from the Interim Chief Financial Officer and Vice President: Global
Taxation, jointly, on the group’s tax position including uncertain tax positions, effective tax rates, tax provisions, recoverability of tax receivables, status of the group’s tax compliance globally and relevant global fiscal developments impacting the group.
WHISTLEBLOWING
The Committee received quarterly updates on AngloGold Ashanti’s whistleblowing process. Where appropriate the Committee directly oversees the investigation of whistle-blowing reports.
During the year, 176 (2019 - 142) reports were received. The Committee is comfortable that the whistle-blowing process is robust and that each report received is taken seriously and thoroughly investigated.
Reports received and investigated did not reveal any malpractice relating to the accounting practices, internal financial controls, internal audit function or the content of the Company’s and group’s financial statements.

AngloGold Ashanti Limited <AFS>
STATEMENT OF INTERNAL CONTROL
The opinion of the board on the effectiveness of the internal control environment is informed by the conclusion of the Audit and Risk
Committee.
The Audit and Risk Committee assessed the results of the formal documented review conducted by Group Internal Audit and other identified assurance providers in terms of the evolving combined assurance model of the group’s system of internal controls and risk management, including the design, implementation and effectiveness of the internal financial controls. The assessment, when considered with information and explanations given by management and discussions with both the internal and external auditors on the results of their audits, led to the conclusion that nothing has come to the attention of the board that caused it to believe that the Company’s system of internal controls and risk management is not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.
ANNUAL FINANCIAL STATEMENTS
The Committee has evaluated the consolidated and separate annual financial statements for the year ended 31 December 2020 and concluded that it complies, in all material aspects, with the requirements of the Companies Act, International Financial Reporting
Standards, and JSE Listing Requirements. The Committee therefore recommended the approval of the annual financial statements to the board.
EVENTS POST YEAR END
Management confirmed to the Committee that there had been no significant post year-end events that had to be considered for disclosure.
LOOKING FORWARD
The Committee realises that its work is increasingly broad and complex and as a committee we are required to stay on top of developments impacting AngloGold Ashanti. During 2021, the Audit and Risk Committee will:
•
monitor the finalisation of the remainder of the South Africa Operations sale process and the management of legacy projects stemming from the transaction;
•
monitor the continuing ramp-up of the Obuasi operations to full production and the impact on associated business processes;
•
monitor the remediation work currently in progress around control weaknesses identified at the Siguiri Mine in the Africa Region.
A formal report thereon is scheduled for the next Committee meeting. The noted control failures do not render the internal control environment ineffective, but requires a closer assessment by the Committee;
•
monitor the cyber environment and the group’s prevention and defense capabilities in terms of risk exposure;
•
lead on the adopted approach to Mandatory Audit Firm rotation which will be effective for the 2023 financial year;
•
assess the audit services pre-approval policy and guidance in terms of the fees spent on tax and permissible non-audit services expressed as a percentage of the audit fees;
•
consider the outcome of the board's consideration of the Quebradona project, and should the project be approved, monitor the further design and development of the internal control environment as the project progresses;
•
assess the impact of the rule changes accepted by the Securities Exchange Commission around disclosures associated with
Mineral Resource and Ore Reserve – S-K1300 Guide; and
•
consider management’s proposals in relation to the integration of the group’s information technology and operations technology processes.
CONCLUSION
The Committee is satisfied that it has considered and discharged its responsibilities in accordance with its mandate, statutory responsibilities and terms of reference during the year under review. In signing this report on behalf of the Committee, I would like to thank my fellow committee members, the external auditors, internal auditors and management for their contributions to the
Committee during this challenging financial year.

Alan Ferguson
Chairman: Audit and Risk Committee
26 March 2021

AngloGold Ashanti Limited <AFS>
CHIEF FINANCIAL OFFICER’S REVIEW
EXECUTIVE SUMMARY
(1)
AngloGold Ashanti demonstrated its ability to balance the competing capital needs of the business while delivering improved value to shareholders
The Company reported a solid operational and financial performance for 2020, with good progress made in delivering on strategic commitments, despite the continuing COVID-19 pandemic. At the start of the year, AngloGold Ashanti outlined a series of important objectives as it sought to streamline the business, further strengthen its balance sheet, improve the overall quality of its portfolio, increase the lives of its key assets and ensure improved direct returns to its shareholders.
Progress was made on each of these objectives, with the increased investment in its ore bodies yielding net increases in Ore Reserve and Mineral Resource of continuing operations; the redevelopment of the
Obuasi Gold Mine tracking to its revised schedule; the portfolio streamlined following the sale of operating assets in South Africa and Mali; the balance sheet further strengthened with debt at its lowest levels in a decade and a marked improvement in cash generation; and feasibility studies for Gramalote and
Quebradona, the two Colombian projects, progressing to schedule ahead of investment decisions in 2021.
The improved performance of the business, coupled with a higher dividend payout ratio, ensured a fivefold increase in the annual dividend payment for 2020. The Company achieved all of these strategic milestones without approaching shareholders for new equity in the last decade.
Financial highlights of the year under review include:
•
Free cash flow increased 485% year-on-year to $743m in 2020 – excluding asset sale proceeds – from
$127m in 2019
•
Free cash flow before growth capital up 124% year-on-year to $1,003m in 2020, from $448m in 2019
•
Net cash inflow from operating activities increased 58% to $1,654m in 2020, from $1,047m in 2019
•
Achieved 2020 full year revised guidance: Production of 3.047Moz in 2020, notwithstanding COVID-19 impacts estimated at 140,000oz
•
All-in sustaining costs (AISC) margin from continuing operations rose to 42% in 2020, from 30% in 2019
•
Basic earnings from continuing operations increased 160% year-on-year to $946m in 2020, from $364m in 2019
•
Adjusted EBITDA for continuing operations up 56% year-on-year to $2,470m in 2020, from $1,580m in
2019; highest since 2012
•
Dividend increased more than fivefold to approximately 48 US cents per share in 2020, from 9 US cents per share in 2019
•
Adjusted net debt from continuing operations down by 62% year-on-year to $597m in 2020, from
$1,581m in 2019; lowest in the last ten years
(1)
The information included in the Chief Financial Officer’s review is provided for the AngloGold Ashanti group (i.e. including South
Africa), unless otherwise indicated as continuing operations. Following the announcement of the South African asset sale and up until the sale concluded in September 2020, the South African operations were recorded as discontinued operations in the financial results.
GOLD MARKET
2020 proved to be one of the most tumultuous in modern history, marked by a number of developments that were unprecedented.
There was the speed at which the COVID-19 pandemic escalated, the severity of the lockdowns, the size of the government stimulus measures globally, and the magnitude of the equity market rebound. Perhaps the biggest surprise was that global gold equities have gained around 14% for the year 2020, an outcome few would have predicted during a global pandemic. The year also demonstrated the incredible resilience of people, institutions, and financial markets.
As the pandemic unfolded and uncertainty increased, risk averse investors navigated towards gold. This influx into the gold market drove the price of gold up 25% year-on-year from $1,517/oz as at 1 January 2020 to $1,896/oz as at 31 December 2020. Gold
price volatility skyrocketed recording the variance between the highest ($2,063/oz) and lowest ($1,469/oz) gold price during 2020 at 40%. At its high, this was also a new all-time high for the price of gold.
According to the World Gold Council (WGC), global investment demand grew by 40% to a record annual high of 1,773.2 tonnes.
Global gold-backed exchange traded funds (ETFs) holdings grew by 877.1 tonnes during 2020, reaching record year-end holdings of 3,751.5 tonnes. Bar and coin investment of 896.1 tonnes was 3% higher year-on-year, with unfettered growth coming through in the second half of the year.

AngloGold Ashanti Limited <AFS>
On the other hand, higher gold prices and weaker local currencies drove the domestic price of gold to historical highs, negatively impacting the demand for jewellery. In addition, the restriction on social gatherings further exacerbated the decrease in the demand for jewellery. Total annual jewellery demand dropped to 1,411.6 tonnes (34% lower year-on-year), the lowest in the recorded history of the WGC annual data series.
Official reserves were a mixed bag of buying and selling during 2020. In total, Central banks added 273 tonnes to their reserves during the year, making it the eleventh consecutive year of net buying. However, this was almost 60% lower than the multi-decade record of 668 tonnes added in 2019.
Total supply fell in 2020 by 4% year-on-year to 4,633.1 tonnes, the largest annual decline since 2013. The drop was primarily due to disruptions caused by the pandemic. Mine production declined 4% year-on-year, while the global hedge book fell by 65.1 tonnes in 2020, more than reversing the small increase in hedging seen in 2019. Lockdown restrictions also impeded consumers’ ability to sell back and the supply of recycled gold grew by only 1% despite record gold prices in every market. That said, at 1,297.4 tonnes,
2020 marks the highest level of recycling since 2012 (1,645.1 tonnes).
The average price of gold during 2020 was $1,772/oz and AngloGold Ashanti received an average price for gold sold of $1,778/oz for continuing operations.
GROUP FINANCIAL PERFORMANCE
Net cash inflow from operating activities for the year increased by 58% to $1,654m in 2020, compared to $1,047m in 2019. Free cash flow for the year improved by 485% to $743m in 2020, compared to $127m in the prior year, primarily driven by the increase in received gold prices.
Production for 2020 decreased by 7% mainly due to the sale of our remaining South African producing assets, the cessation of mining activities at Sadiola and Morila in Mali, and the impact of the COVID-19 pandemic. The group’s AISC came in at $1,059/oz in 2020, compared with $998/oz in 2019. The COVID-19 impact on production in 2020 was estimated at 140koz or 5% and its impact on AISC was estimated at $55/oz or 5%. Production from continuing operations for 2020 was 2.806Moz at a total cash cost of $790/oz, compared with 2.862Moz at a total cash cost of $746/oz in 2019. AISC for these continuing operations was $1,037/oz in 2020, compared with $978/oz in 2019. On a continuing operations basis, the impact on production from COVID-19 in 2020 was estimated at 59koz or 2% and its impact on AISC was estimated at $32/oz or 3%.
The performance for the year was underpinned by Geita's highest annual production level in 15 years, whilst steady performances at Kibali, Iduapriem, Siguiri, Sunrise Dam, and AGA Mineração helped offset declines in production at Tropicana, Cerro Vanguardia
(CVSA) and Serra Grande. The Obuasi Redevelopment Project continued its ramp-up, delivering 127koz in production despite delays in receiving equipment and in the arrival of skilled personnel, critical to the project, as a result of lockdowns in various jurisdictions during the year.
The higher gold price helped drive the improved financial performance year-on-year. Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) rose 50% year-on-year to $2,593m in 2020, from $1,723m in 2019.
Basic earnings attributable to equity shareholders for the year ended 31 December 2020 were $953m, or 227 US cents per share, compared with a $12m loss, or 3 US cents loss per share in 2019. Basic earnings for the continuing business for the year ended
31 December 2020 were $946m, or 225 US cents per share, compared with $364m or 87 US cents per share in 2019.
Headline earnings for the year ended 31 December 2020 were $1,000m, or 238 US cents per share, compared with $379m, or
91 US cents per share in 2019. Headline earnings benefitted from the higher gold price net of increased profit-related taxes. In line with the capital allocation discipline strategy, the Company has demonstrated its ability to balance the competing capital needs of the business with delivering improved dividends to shareholders. Among the key financial milestones achieved in 2020 were:
      ☑
      ☑
      ☑
      ☑
      ☑
      ☑
      ☑
      ☑
      ☑
Free cash flow up more than fivefold to $743m, driving Adjusted net debt to its lowest level in ten years, at $597m
Annual guidance met or improved upon for the eighth consecutive year on production, cost and capital expenditure
Dividend pay-out ratio doubled to 20% of free cash flow before growth capital; annual dividend increased fivefold, a 2% yield
Improved balance sheet flexibility with new $700m, 10-year bond at a record low coupon of 3.75% per annum
Commercial production achieved at Obuasi Phase 1; Phase 2 90% complete
Achieved commercial underground production at Tropicana’s Boston Shaker - on schedule and within budget
Commenced development of a third underground mine at Geita, waste-stripping at Iduapriem Cut 2 and Tropicana Havana Stage 2
Ensured tight cost management to maximise the benefit of a higher gold price
Streamlined the portfolio with the sale of the South African operating assets, as well as the Sadiola and Morila operations in Mali

AngloGold Ashanti Limited <AFS>
STRATEGIC PRIORITIES
Maintaining a reliable track record of consistent and prudent behaviour as custodians of shareholder capital continues to be central to our approach. Capital allocation continues to remain disciplined and focused on improving value creation through effective management and without placing undue financial or operating risk on the business. This approach does not prioritise scale, but rather focuses on sustainable margins and free cash flow growth to improve total returns to shareholders over time.
The integrity of the balance sheet is fundamental to the long-term health of the business and enforces disciplined decision-making in allocating capital. This means that the Company will continue to rank and prioritise its investments, assessing them not only on their returns but also on their affordability with respect to maintaining leverage ratios at or around targeted levels. Importantly, the
Company will weigh these competing priorities and consider the full suite of financing opportunities available when determining whether or not to proceed with an investment.
Our free cash flow generation is applied in a balanced manner to the four pillars of our capital allocation strategy, consisting of sustaining capital expenditure to prioritise Ore Reserve growth; maintaining a strong and solid balance sheet to provide optionality and flexibility through the cycle; return of value to shareholders through a policy of competitive dividends; and self-funding any major growth capital projects.
In order for the continued successful application of this capital allocation discipline, from a financial perspective the strategic focus remains mostly on the following three aspects:
Margin improvement
We have maintained a good margin, while self-funding our business, through years of a difficult market. In 2020, we continued to focus our efforts on driving operational excellence and cost efficiencies across our business thereby enhancing our margins. We have seen the AISC margin step up to around 40% this past year from continuing and discontinued operations, as we remained disciplined and as the gold price moved higher. For our continuing operations, the margin is even higher at 42%.

AngloGold Ashanti Limited <AFS>
Improve balance sheet strength and preserve liquidity
On 18 March 2020, the Company drew $900m under the US Dollar RCF to fund the repayment of the $700m 5.375% bonds that matured on 15 April 2020 and to support short-term liquidity in the event of continuing disruptions in the global financial markets as a result of the outbreak of the COVID-19 pandemic. A further $450m was drawn on the remainder of the US Dollar RCF and received on 27 March 2020.
Since there was significant uncertainty with regards to the potential impact of the global pandemic, the Company entered into a
$1bn standby facility in April 2020 in order to bolster liquidity.
As a result of the pandemic driven gold price rally, the Company’s ability to generate free cash flow improved markedly during the year, with total free cash flow for the year increasing more than fivefold to $743m. In parallel to this, we issued a new $700m, ten-
year bond, in September 2020 at a coupon of 3.75%, the lowest in the history of the Company. The combination of substantial free cash flow and the new bond issued allowed the Company to repay its drawn US Dollar RCF in full in the second half of the financial year. We also cancelled the $1bn standby facility in October 2020.
Our focus on maintaining a strong balance sheet remained unchanged even after our net debt level reached its lowest level in a decade, falling to $597m as at 31 December 2020, with the adjusted net debt to adjusted EBITDA ratio from continuing operations improving to 0.24 times.
Cash proceeds from the South African asset sale were partly utilised to settle remaining South African debt and allowed us to cancel our South African facilities, save for a R500m overnight facility.
We ended 2020 with strong liquidity including cash balances of $1.33bn, which excluded the Kibali cash lock-up in the DRC of
$424m. Our US Dollar RCF remained undrawn through the year end and up to the date of this report.
This position allows us to consider optionality with regards to liquidity management efforts focused on the 2022 $750m bond. It further provides optionality with regards to the funding of the Colombia projects, allowing us to consider whether we self-fund these projects or enter into any other available funding alternatives.
Our current liquidity levels provide us with reasonable comfort should we be faced with unfavourable and unforeseen impacts of this pandemic in the foreseeable future.
The Company will continue targeting an Adjusted net debt to Adjusted EBITDA ratio of 1.0 times through the cycle. We believe this target level is sustainable, even as we invest inward, service debt obligations and pay dividends to shareholders at the discretion of the board of directors.
We remain strongly levered both to the gold price and currencies and we expect cash flow generation across the business to continue to benefit from prevailing market conditions as well as from efficiency and operational improvements in our business.

AngloGold Ashanti Limited <AFS>
Continued cash flow momentum
We continued our focus on positive free cash flow generation while reinvesting in our portfolio. After board approval in
November 2020, we increased the dividend pay-out percentage from 10% to 20% of free cash flow, before growth capital, subject to board discretion. The board also approved the dividend pay-out to be increased from annual to bi-annual from 2021.
Free cash flow before growth capital was $1,003m (2019: $448m). The board has approved a dividend of 705 ZAR cents or approximately 48 US cents per share (2019: 165 ZAR cents or 9 US cents per share), representing a 433% increase in US Dollar terms.
The increase of the dividend pay-out is a reflection of our continued capital discipline and commitment to improving shareholder returns on the back of improved free cash flow generation. Importantly, we will maintain adequate balance sheet flexibility and utilise our cash flows and available facilities to fund our ongoing capital and operational requirements, including self-funding sustaining and growth capital expenditure, should we wish to do so.
1.   Adjusted for Obuasi redundancy costs of $210m and Rand Refinery loan of $44m.
2.   Adjusted for bond redemption premium of $61m on part settlement of $1.25bn high-yield bonds.
3.   Adjusted for bond redemption premium of $30m on settlement of remaining $1.25bn high-yield bonds.
4.   Adjusted for SA retrenchment costs paid of c.$49m.
5.   Adjusted for SA retrenchment costs paid of c.$61m.
DELIVERY AGAINST 2020 FINANCIAL AND OPERATIONAL OBJECTIVES
☑
Objective met
☑
Objective partly met or ongoing
1.
Continued focus on sustainability and safety improvements     ☑
We continue to focus on material sustainability risks, while considering the best approach to further enhance the managing and reporting of ESG related matters. Details of this can be found in our Sustainability Report <SR>.
The Company continues to focus on safe production and the health of employees across all operations. Regrettably, we recorded six workplace fatalities during the year. These comprised four deaths in South Africa and two deaths at Obuasi in
Ghana.
The group All-injury frequency rate (AIFR), which is the broadest measure of workplace safety, improved 28% to a record
2.39 injuries per million hours worked in 2020, from a rate of 3.31 injuries per million hours worked in 2019. The portfolio of managed operations outside of South Africa reported an AIFR of 1.68 during the year, their best performance ever. The
Company’s safe production strategy, which continues its focus on achieving our goal of zero harm, is aided by safety campaigns and has yielded safety-performance improvements over time.
2.
Target increased Ore Reserve conversion through additional investment in Ore Reserve development
and Mineral Resource conversion    ☑
AngloGold Ashanti embarked on a multi-year initiative at the beginning of 2020, to increase investment in Ore Reserve development and brownfields exploration. The aim of this investment was to increase the rate of Ore Reserve conversion, extend the reserve lives of our assets, enhance mining flexibility and further improve knowledge of the ore bodies in the portfolio.
This programme is designed to use incremental sustaining capital investment to unlock latent value from within the existing portfolio.

AngloGold Ashanti Limited <AFS>
One year into this initiative, solid progress has been made with the gross addition of 6.1Moz of Ore Reserve. This was achieved primarily by exploration activities across the portfolio, with only 14% of the gross increase attributable to the $100/oz increase in Ore Reserve pricing, to $1,200/oz. This increased the reserve life of the portfolio to about 11 years.
At Geita, a key asset where extending the reserve life is a priority, 1.4Moz of Ore Reserve were added, with 0.6Moz of depletion.
Geita Ore Reserve ended the year at 2.34Moz, 55% higher year-on-year after accounting for depletion. As a result, Geita’s reserve life, based on Ore Reserve and a normalised long-term production base (525koz) increased by almost 80%, to five years. Across the rest of the group, Obuasi added 1.8Moz in gross Ore Reserve and there were steady gross gains totaling
2.8Moz at Kibali, Iduapriem, AGA Mineração, Siguiri, Serra Grande, Cerro Vanguardia and Sunrise Dam.
3.
Aim to complete divestment processes     ☑
South Africa assets
AngloGold Ashanti completed the sale of its remaining South African producing assets to Harmony Gold on 30 September 2020, following receipt of all regulatory approvals. Harmony Gold acquired full ownership of these assets and related liabilities on
1 October 2020. The silicosis obligation and the post-retirement medical obligation relating to South African employees are retained by AngloGold Ashanti.
Mali assets
AngloGold Ashanti together with its joint venture partner Barrick Gold Corporation (Barrick) completed the sale of the Morila gold mine in Mali to Firefinch Limited (previously named Mali Lithium Limited) on 10 November 2020. In addition, the Company, together with its joint venture partner IAMGOLD Corporation completed the sale of their entire interests in Société d’Exploitation des Mines d’Or de Sadiola S.A. to Allied Gold Corp on 30 December 2020.
On 14 February 2019, Sadiola Exploration Limited (SADEX), the subsidiary jointly held by AngloGold Ashanti Limited and
IAMGOLD Corporation, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela (Yatela), for a consideration of USD 1. At the date of this report, the transaction remained subject to the fulfillment of a number of conditions precedent, among which the approval of the Share Purchase Agreement by the Council of Ministers and the adoption of two laws (the
Endorsement Law and Establishment Law).
4.
Obuasi Phase 2 commissioning complete by year-end     ☑
Commercial production at Obuasi for Phase 1 (2,000 tonnes per day mining and milling rate) was achieved, effective
1 October 2020. The COVID-19 pandemic caused some construction delays and had the effect of limiting mining volumes, which in turn delayed the commercial production date for Phase 1 by two quarters and continues to have a knock-on effect on
Phase 2 operational readiness. The project’s production for the full year ended 31 December 2020 was 127koz, with 30koz produced in the fourth quarter of the year. This included a 22-day planned stoppage in December, for the tie-in of Phase 2 of the project.
Phase 2 construction reached 90.1% completion at the end of December 2020. Commissioning of the Phase 2 milling circuit has commenced and will continue in early 2021. The KRS shaft, paste-fill plant and the GCVS ventilation shaft continue to target completion at the end of the first half of 2021. The ramp-up of Phase 2 capacity to 4,000 tonnes per day is targeted on a tight schedule to commence during the second quarter of 2021 and may continue into the third quarter of 2021.
Mining rates continued to be constrained by skilled labour challenges caused by Australian international travel restrictions during the year, which have again been tightened in January 2021, with a further reduced quota of weekly travelers allowed to enter and exit the country’s airports. This challenge is being resolved through continued focus on in-country recruitment and training to help bridge the gap. As a result, the mine plan for 2021 was revised to take into account these COVID-19 limitations. This plan intends to achieve the required ramp-up in production in parallel with the construction schedule and good progress is being made in the second production area at Block 8-Lower.
5.
Optimise margins and cash conversion     ☑
Our margins on revenue from continuing operations net of total cash costs, AISC, and All-in Costs (AIC) were 56%, 42% and
33%, respectively. These margins reflected increases from 2019 (total cash costs: 46%; AISC: 30%; and AIC: 17%). Margins were positively affected by the higher gold price received during the year.
Although free cash flow generation was the highest since 2011 and in aggregate more than the last 4 years together, it continues to be impacted by the continued slow cash repatriation from the Democratic Republic of Congo (DRC). Cumulative cash receipts from Kibali for 2020 amount to $140m. However, the Company’s attributable share of the outstanding balances awaiting repatriation from the DRC were $424m, after a further build-up of $222m of cash lock-up in 2020. Barrick, the operator of the Kibali joint venture, continues to engage with the DRC government regarding the 2018 Mining Code and the cash repatriation.

AngloGold Ashanti Limited <AFS>
6.
Enforce capital discipline in a rising gold price environment     ☑
Total capital expenditure (including equity accounted investments) decreased by 3% to $792m in 2020, compared to $814m in
2019. This included growth capital expenditure of $260m relating to Obuasi, Siguiri, Geita, Tropicana, Sunrise Dam and
Quebradona in 2020, compared to $321m invested in growth projects in the prior year. Sustaining capital expenditure was 8%
higher in 2020 at $532m, compared with $493m in 2019, as the Company steadily progressed its reinvestment programme, focusing on Ore Reserve Development and Reserve Conversion at sites with high geological potential. A further $112m was spent on exploration, of which $67m was spent on Greenfields exploration and study costs, largely in Colombia and North
America while $45m was spent on non-sustaining exploration drilling to improve the Mineral Resource at current operations.
Due to the improved ability in 2020 to generate free cash flow, our earnings margins were substantially improved and we approved an increase in our dividend pay-out percentage, thereby ensuring that we maintain an appropriate balance between internal and external allocation of our capital resources.
7.
Proactively manage the emerging risks relating to the COVID-19 pandemic from an operational, liquidity,
working capital and supply chain perspective     ☑
AngloGold Ashanti continues to respond to the evolving COVID-19 pandemic while contributing to the global effort to stop the spread of the virus and provide public health and economic relief to local communities.
The impact on production in 2020 from COVID-19 was estimated at 140koz, and its impact on AISC was estimated at $55/oz, or about 5% (of this, $22/oz is estimated to be related to costs incurred and $33/oz to lost production). Consumable inventory levels were increased at certain operations to mitigate potential supply chain challenges resulting from the pandemic.
All of AngloGold Ashanti’s mines are operating normally subject to updated protocols and various travel restrictions, except for
Cerro Vanguardia which at end March 2021, was running at between 60% to 80% mining capacity due to continuing inter-
provincial travel restrictions in Argentina, which prevent certain employees from getting to site.
8.
Focus on cash conservation measures including reducing corporate costs and AISC     ☑
Cash conversion constraints was discussed in item 5 above.
Corporate administration, marketing and other expenses decreased to $68m in 2020, from $82m in 2019. This equates to
$24/oz from continuing operations, which makes it one of the lowest corporate cost structures amongst the gold mining peer group. The main reasons for this decrease are as a result of the weakening of the South African rand against the US dollar since most of these costs are rand-based, together with reductions in travel and training costs reflective of the impact of the
COVID-19 pandemic.
9.
Pursue optimal financing alternatives for the group and focus on reducing finance costs     ☑
During 2020, we concluded a 10-year $700m bond offering, priced at 3.75% per annum - the lowest coupon ever achieved by the Company for a bond offering - with the net proceeds directed to repaying a portion of outstanding borrowings. The initial proceeds of $200m received from the sale of the South African producing assets were utilised to further reduce debt.
The South African R1.4bn RCF, R2.5bn RCF and R1bn RCF facilities were cancelled voluntarily in 2020. The $1bn standby facility put in place at the onset of the COVID-19 pandemic in order to provide additional liquidity, was cancelled on
1 October 2020.
We are continuing to assess our options with regards to the $750m bond maturing in 2022 and our options available with regards to the two Colombian projects - in addition to self-funding options, we are also considering alternative funding arrangements.

AngloGold Ashanti Limited <AFS>
REVIEW OF GROUP’S PROFITABILITY, LIQUIDITY AND STATEMENT OF FINANCIAL POSITION FOR
2020
The key financial and operational metrics for 2020, when compared to 2019 and 2018, are as follows:
2020
2019
2018
Profitability and returns
Headline earnings $m
1,000
379 220
US cps
238
91 53
Profit (loss) attributable to equity shareholders - total $m
953
(12) 133
Profit attributable to equity shareholders from continuing operations $m
946
364 216
Profit (loss) attributable to equity shareholders from discontinued operations $m
7
(376) (83)
Profit (loss) attributable to equity shareholders - total US cps
227
(3) 32
Profit attributable to equity shareholders from continuing operations US cps
225
87 52
Profit (loss) attributable to equity shareholders from discontinued operations US cps
2
(90) (20)
Return on net capital employed
(1)
%
31
11 8
Dividends declared per ordinary share ZAR cps
705
165 95
US cps
~48
9 7
2020
2019
2018
Liquidity, cash flow and net debt
Adjusted net debt at year end
(1)
$bn
0.6
1.6 1.7
Free cash flow
(1)
$m
743
127 67
Adjusted earnings before interest, tax, depreciation and amortisation
(Adjusted EBITDA) - continuing operations
(1)(2)
$bn
2.5
1.6 1.4
Adjusted net debt to adjusted EBITDA - continuing operations
(1)(2)
Times
0.24
1.00 1.20
Operational metrics
Gold produced - total
Moz
3.05
3.28 3.40
Gold produced - continuing operations Moz
2.81
2.86 2.91
Gold produced - discontinued operations Moz
0.24
0.42 0.49
Average price received - total
(1)
$/oz
1,768
1,387 1,261
Average price received - continuing operations
(1)
$/oz
1,778
1,394 1,266
Average price received - discontinued operations
(1)
$/oz
1,651
1,337 1,228
Total cash costs - total
(1)
$/oz
819
776 773
Total cash costs - continuing operations
(1)
$/oz
790
746 729
Total cash costs - discontinued operations
(1)
$/oz
1,149
981 1,032
All-in sustaining costs - total
(1)
$/oz
1,059
998 976
All-in sustaining costs - continuing operations
(1)
$/oz
1,037
978 942
All-in sustaining costs - discontinued operations
(1)
$/oz
1,296
1,132 1,182
All-in costs - total
(1)
$/oz
1,200
1,162 1,068
All-in costs - continuing operations
(1)
$/oz
1,185
1,151 1,034
All-in costs - discontinued operations
(1)
$/oz
1,367
1,240 1,272
All-in sustaining cost margin - continuing operations
(1)
%
42
30 26
(1)
    Non-GAAP measures
(2)
    The Adjusted EBITDA calculation is based on the formula included in the Revolving Credit Facility Agreements for compliance with the debt covenant formula
PRODUCTION, PROFITABILITY AND RETURNS
Production and unit cost
Production for 2020 was within AngloGold Ashanti’s revised guidance issued in September 2020, at 3.047Moz at a total cash cost of $819/oz, compared with 3.281Moz at a total cash cost of $776/oz in 2019. The 7% reduction in production was due mainly to the sale of our remaining South African producing assets, the cessation of mining activities at Sadiola and Morila in Mali, and the impact of the COVID-19 pandemic. The Company’s AISC came in at $1,059/oz in 2020, compared with $998/oz in 2019. The COVID-19 impact on production in 2020 was estimated at 140koz or 5% and its impact on AISC was estimated at $55/oz or 5%.
Production from continuing operations for 2020 was 2.806Moz at a total cash cost of $790/oz, compared with 2.862Moz at a total cash cost of $746/oz in 2019. AISC for these continuing operations was $1,037/oz in 2020, compared with $978/oz in 2019. On a continuing operations basis, the impact on production from COVID-19 in 2020 was estimated at 59koz or 2% and its impact on
AISC was estimated at $32/oz or 3%. The performance for the year was underpinned by Geita's highest annual production level in
15 years, whilst steady performances at Kibali, Iduapriem, Siguiri, Sunrise Dam, and AGA Mineração helped offset declines in production at Tropicana, Cerro Vanguardia (CVSA) and Serra Grande. The Obuasi Redevelopment Project continued its ramp-up,

AngloGold Ashanti Limited <AFS>
delivering a 127koz in production despite delays in receiving equipment and in the arrival of skilled personnel, critical to the project, as a result of lockdowns in various jurisdictions during the year.
Continuing operations
The Africa region delivered a strong production performance, with gold production increasing by 4% year-on-year to 1.603Moz at a total cash cost of $757/oz for the year ended 31 December 2020 compared to 1.538Moz at $759/oz for the prior year. The region’s AISC were
$935/oz for the year ended 31 December 2020, compared to $896/oz for the year ended 31 December 2019.
The Americas region produced 649,000oz at a total cash cost of $721/oz for the year ended 31 December 2020, compared to 710koz at a total cash cost of $736/oz for the prior year. The decrease in production was largely due to COVID-19-related impacts in Argentina and
Serra Grande in Brazil. The region’s AISC were $1,003/oz for the year ended 31 December 2020, compared to $1,032/oz for the year ended 31 December 2019. The reduction in AISC was achieved despite lower ounces sold and inflation pressures in the region assisted by weaker local currencies.
The Australia region produced 554,000oz at a total cash cost of $968/oz for the year ended 31 December 2020, compared to 614koz at a total cash cost of $730/oz for the year ended 31 December 2019. The region’s AISC was $1,225/oz for the year ended 31 December 2020, compared to $990/oz for the year ended 31 December 2019.
Discontinued operations
The sale of the remaining operating assets in South Africa to Harmony Gold was completed on 30 September 2020, with Harmony
Gold taking control of the operations effective 1 October 2020. During the nine-month period ended 30 September 2020 (prior to its disposal), the South Africa region produced 241koz at a total cash cost of $1,149/oz, compared to 307,000oz at a total cash cost of $1,003/oz for the same period in 2019. AISC was $1,296/oz for the nine-month period ended 30 September 2020, compared to
$1,156/oz for the same period in 2019, largely impacted by lower gold production, higher operating costs and higher royalties. This was partially offset by lower sustaining capital expenditure, some favourable by-product contribution and the depreciation of the
South African Rand against the US Dollar.
Profitability and returns
The average gold price received in 2020 was $1,768/oz, a 27% increase on the $1,387/oz recorded in 2019. The higher gold price helped drive the improved financial performance year-on-year.
The Company has maintained positive gold revenue margins on total cash costs, all-in sustaining costs and all-in costs through years of a difficult market, while self-funding efforts of capital expenditure were continued. The increase in the average gold price received assisted the Company in further increasing these margins, while it remained disciplined in its cost optimisation efforts. The following margins on gold revenue (based on continuing operations) were achieved for 2020 and 2019:
Margins on gold revenue (based on continuing operations)
2020
2019
On total cash costs
56%
46%
On all-in sustaining costs
42%
30%
On all-in costs
33%
17%
Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) rose 50% year-on-year to $2,593m in
2020, from $1,723m in 2019.
Basic earnings attributable to equity shareholders for the period ended 31 December 2020 were $953m, or 227 US cents per share, compared with a $12m loss, or 3 US cents loss per share in 2019. Basic earnings for the continuing business for the period ended
31 December 2020 were $946m, or 225 US cents per share, compared with $364m or 87 US cents per share in 2019.
Headline earnings for the period ended 31 December 2020 were $1,000m, or 238 US cents per share, compared with $379m, or
91 US cents per share in 2019. Headline earnings benefitted from the higher gold price net of increased profit-related taxes.

AngloGold Ashanti Limited <AFS>
LIQUIDITY, CASH FLOW AND STATEMENT OF FINANCIAL POSITION
Liquidity and Cash Flow
Cash flow from operating activities for the year ended 31 December 2020 increased by 58% to $1,654m in 2020 compared to
$1,047m in 2019. Free cash flow for the year improved by 485% to $743m in 2020, from $127m in the prior year. Cash flow from operating activities are reconciled to free cash flow as follows:
US dollar millions
Year ended
December 2020
Year ended
December 2019
Net cash inflow from operating activities from continuing operations
1,545
958
Net cash inflow from operating activities from discontinued operations
109
89
Net cash inflow from operating activities
1,654
1,047
Capital expenditure
(701)
(703)
Net cash from operating activities after capital expenditure
953
344
Repayment of lease liabilities
(47)
(42)
Finance costs accrued and capitalised
(188)
(149)
Net cash flow after capital expenditure and interest
718
153
Other net cash inflow from investing activities from continuing operations
278
22
Net cash outflow from investing activities from discontinued operations
(31)
(54)
Add backs:
Proceeds on disposal of South African assets
(200)
—
Recognition of joint operations - cash
(2)
—
Cash restricted for use
9
—
Cash in subsidiary sold and transferred to held for sale
(3)
6
Proceeds from disposal of associate
(26)
—
Free cash flow
(1)
743
127
(1)
    Non-GAAP measure
Free cash flow generation was the highest since 2011, aided by the improved gold price, but partly offset by lower gold output, higher operating costs, royalties and taxation, and further impacted by the continued slow cash repatriation from the Democratic
Republic of the Congo (DRC). Cumulative cash receipts from the DRC in 2020 totalled $140m, which included dividends of $49m received from Kibali (Jersey) Limited in the fourth quarter of 2020. At 31 December 2020, the Company’s attributable share of the outstanding cash balances awaiting repatriation from the DRC amounted to $424m. Barrick, the operator of the Kibali joint venture, continues to engage with the DRC Government regarding the 2018 Mining Code and the cash repatriation. Since the third quarter of 2020, VAT offsets and refunds have also been impacted by the COVID-19 pandemic in the DRC.
Free cash flow was also impacted by unfavourable working capital movements, related mainly to inventories, the VAT lock-up at
Geita and increased export-duty receivables at Cerro Vanguardia. On 1 July 2020, the Finance Act, 2020 (No. 8) became effective in Tanzania, amending the Value Added Tax Act, 2014 (No. 5), without retrospective effect, specifically by deleting the disqualification of refunds due to exporters of ‘raw minerals’. This allows for the recovery of VAT refunds for mineral exporters from
July 2020 onwards. CVSA had a cash balance of $137m equivalent as at 31 December 2020, of which $50m is currently eligible to be declared as dividends. Application has been made to the Central Argentine Bank to approve $11m of this eligible amount to be paid offshore to AngloGold Ashanti. However, approval remains pending. The cash is fully available for CVSA’s operational requirements.
Free cash flow before growth capital – the metric on which dividends are calculated – increased by 124% to $1,003m in 2020 versus $448m in the prior year.
On 19 February 2021, the board approved a dividend of ZAR 705 cents per share (approximately 48 US cents per share), in line with the improved dividend payout ratio of 20% of free cash flow, before growth capital expenditure. This compares to a dividend of ZAR 165 cents per share (9 US cents per share) in 2019. The board is satisfied that subsequent to the dividend declaration, the
Company has adequate balance sheet flexibility and sufficient funding facilities available to withstand market volatility.
Gold and oil derivatives
In January 2020, AngloGold Ashanti entered into Asian style zero-cost collars for a total of 130,900 ounces of Argentina’s annual gold production for the period February 2020 to December 2020, as the business was up for sale at that point. The strike prices were $1,500 per ounce on the floor and an average price of $1,701.34 per ounce on the cap. At 31 December 2020 the group had no commitments against future production. At 31 December 2020, a realised loss of $14m was incurred.
In February 2020, AngloGold Ashanti entered into Asian style zero-cost collars for a total of approximately 342,000 barrels of Brent crude oil for the period February 2020 to December 2020. The average strike prices were $45 per barrel on the floor and an average price of $65 per barrel on the cap. In February 2020, the Company also entered into Asian style zero-cost collars for a total of approximately 622,000 barrels of Brent crude oil for the period March 2020 to December 2020. The average strike prices were

AngloGold Ashanti Limited <AFS>
$44.50 per barrel on the floor and an average price of $65 per barrel on the cap. At 31 December 2020 the group had no further commitments. At 31 December 2020, a realised loss of $5m was incurred.
Statement of Financial Position
Borrowings and Liquidity
Adjusted net debt for continuing operations declined by 62% to $597m at 31 December 2020, from $1.581bn at 31 December 2019.
Adjusted EBITDA from continuing operations increased by 56% year-on-year to $2,470m in 2020, from $1,580m in 2019. The ratio of Adjusted net debt to Adjusted EBITDA from continuing operations at the end of December 2020 was 0.24 times compared with
1.00 times at the end of December 2019, below the targeted level of 1.0 times through the cycle. This reflects disciplined reduction in debt and robust cash generation from the business.
During 2020, we concluded a 10-year $700m bond offering, priced at 3.75% per annum - the lowest coupon ever achieved by the
Company for a bond offering - with the net proceeds directed to repaying a portion of outstanding borrowings. The initial proceeds of $200m received from the sale of the South African producing assets were utilised to further reduce debt. The balance sheet remains robust, with strong liquidity comprising the $1.4bn multi-currency Revolving Credit Facility (RCF) which is undrawn, the
$150m Geita RCF of which $41m is undrawn, the $65m Siguiri RCF which is fully drawn, the South African R500m ($34m) RMB corporate overnight facility which is undrawn, and cash and cash equivalents exceeding $1.3bn at 31 December 2020.
Capital expenditure
Total capital expenditure (including equity accounted investments) decreased by 3% to $792m in 2020, compared to $814m in
2019. This included growth capital expenditure of $260m relating to Obuasi, Siguiri, Geita, Tropicana, Sunrise Dam and
Quebradona in 2020, compared to $321m invested in growth projects in the prior year. Sustaining capital expenditure was
8% higher in 2020 at $532m, compared with $493m in 2019 as the Company steadily progressed its reinvestment programme, focusing on Ore Reserve Development and Reserve Conversion at sites with high geological potential. A further $112m was spent on exploration, of which $67m was spent on Greenfields exploration and study costs, largely in Colombia and North America while
$45m was spent on non-sustaining exploration drilling to improve Mineral Resource at current operations.
Tax Uncertainties and Effective Tax Rate
We remain subject to an uncertain tax environment. Across the group, we are due refunds for input tax and fuel duties for an amount of $351m (2019: $329m; 2018: $276m), including attributable amounts of equity accounted joint ventures, which have remained outstanding for periods longer than those provided for in the respective statutes. Considerable effort continues to be made to recover these outstanding amounts.
The normalised 2020 effective tax rate was 32%, marginally lower than 2019. The increase in taxes for the year related mainly to general higher level of tax payments due to increased revenue generated on the back of the increased level of the gold price in most jurisdictions; increased withholding tax payments in Tanzania and Ghana; the derecognition of the remaining deferred tax asset balance in South Africa after the sale of the South Africa assets and deferred tax effects for foreign exchange adjustments on non-monetary assets in Brazil.
Other related matters
Credit Ratings Update
On 2 November 2020, S&P Global Ratings had revised its outlook on the Company to positive from stable and affirmed the 'BB+'
global scale rating. S&P cited AngloGold Ashanti generating stronger cash flows and lowering leverage through 2022. S&P forecasts the Company will generate substantial free cash flow over the next few years, led by strong margins and largely stable production. The expected increase in cash flows and corresponding financial flexibility should support conservative leverage through future periods of gold price weakness.
Further to this, the Company's track record of delivering on-target exploration and development activities, and exercising prudent risk management, such that it is able to retain a lower financial risk profile, supports the view of S&P. It also noted that the targets remain intact for the replacement of South African production with production from the low-cost Obuasi mine in Ghana.
On 26 November 2020, Moody's Investors Service affirmed the Company's rating at Baa3, but revised the outlook on the Company from stable to negative. This was reflective of a strong financial performance, elevated gold prices and a credit profile following the sale of the remaining South African operating assets that is materially de-linked from the South African sovereign, but given the
South African domicile and headquarters it still leads to some credit linkages. Given these linkages it is unlikely for the Company to be rated two notches above the sovereign.
More detailed notes and analyses of the group’s income statement, statement of financial position and statement of cash flow for
2020 are available in the group financial statements for 2020.

AngloGold Ashanti Limited <AFS>
LOOKING AHEAD TO 2021
Guidance and Indicative Outlook
Following the key strategic objectives set out by the Company a year ago, related to streamlining the portfolio and reinvestment in assets with high geological potential, AngloGold Ashanti is pleased to provide a two-year guidance, as well as a five-year indicative outlook.
The Company expects to see an average 2.0% compound annual growth rate (CAGR) in gold production from continuing operations over the next two years relative to 2020 production. The primary driver of production growth is related to Obuasi operating at steady-
state, Tropicana reverting to normalised production levels following the reinvestment in its life extension, and AGA Mineração,
Siguiri and Sunrise Dam expected to increase production to higher levels.
Sustaining capital expenditure for each of 2021 and 2022 is expected to range between $720m to $820m, which includes investments in Ore Reserve Development and Exploration ($330m to $380m) and Brazil tailings compliance capital for 2021 ($70m to $80m). On a per ounce basis, however, sustaining capital will decline in 2022 as production increases further.
On a five-year indicative outlook, the Company expects to see an average of 5.0% CAGR in gold production between 2021 and
2025. This is underpinned by the Company’s ten operating assets, as well as the Company potentially moving forward with investments in the Quebradona and Gramalote projects. As a result of these investments, non-sustaining capital expenditure is expected to increase in 2022 to 2024, before declining. Following the completion of these projects, as well as the expected return of sustaining capital to normalised levels following the current intensive brownfields investment campaign, the Company is expected to be well positioned to operate at an AISC between $900/oz - $1,150/oz – in nominal terms – in 2025.
The Gramalote and Quebradona projects in Colombia – should they be approved – will have a material impact on the production and cost trajectory of the business over the long term. These are long-life and low-cost projects, and at steady-state production, are expected to improve the Company’s long-term AISC by about 10%. The Quebradona project would give AngloGold Ashanti exposure to the copper market.
The development of Ore Reserve is key to the long-term success and sustainability of AngloGold Ashanti, and the Company is committed to enhance operating flexibility and extend the lives of its existing mines by converting its Mineral Resource into better defined Ore Reserve as well as growing its Mineral Resource base. This focused investment programme, now in its second year, continues to build on the positive momentum of 2020, and these investments are expected to position the Company to add Ore
Reserve as well as, where applicable, Mineral Resource.
We continue to enforce capital and cost discipline across the business, ensuring that we continue to deliver strong cash flow generation in the elevated gold price environment, while prioritising the health and wellbeing of our employees and our host communities.
Guidance
Actual
(1)
Guidance
Indicative outlook
2020
2021
2022
2023
2024
2025
Production (000oz)
2,806
2,700 - 2,900 2,825 - 3,025 2,900 - 3,150 3,150 - 3,450 3,200 -3,600
Costs All-in sustaining costs ($/oz)
1,037
1,130 - 1,230 1,130 - 1,230 1,050 -1,200 950 - 1,150 900 -1,150
Total cash costs ($/oz)
790
790 - 850 800 - 840
Capital
expenditure
Total ($m)
757
990 - 1,140 1,120- 1,270 1,050 -1,250 950 - 1,200 800 - 1,100
Sustaining capex ($m)
497
720 - 820 720 - 820
Non-sustaining capex ($m)
260
270 - 320 400 - 450
Overheads Corporate costs ($m)
68
85 - 90 85 - 90
Expensed exploration and study
costs ($m)
124
165 - 185 125 - 135
Depreciation and amortisation ($m)
570
600 660
Depreciation and amortisation ($m) - included in equity
accounted earnings
104
130 130
Interest and finance costs ($m) - income statement
138
125 115
Other operating expenses ($m)
57
50 30
(1)
   Actual results from continuing operations
Economic assumptions for 2021 are as follows: $/A$0.72, BRL5.00/$, AP98.00/$, ZAR16.95/$; and Brent $50/bbl.
Production, cost and capital expenditure forecasts include existing assets as well as the Quebradona and Gramalote projects that remain subject to approval, Mineral Resource conversion and high confidence inventory. Cost and capital forecast ranges are expressed in nominal terms. In addition, both production and cost estimates assume neither operational or labour interruptions, or power disruptions, nor further changes to asset portfolio and/or operating mines (except as described above) and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future

AngloGold Ashanti Limited <AFS>
results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct.
Measures taken at our operations together with our business continuity plans aim to enable our operations to deliver in line with our production targets; we, however, remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable. Accordingly, actual results could differ from guidance and/or indicative outlook and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F which has been filed with the United States Securities and Exchange Commission (SEC). Furthermore,
our five-year indicative outlook assumes that AngloGold Ashanti goes ahead with the Quebradona and Gramalote projects.
However, the board has not yet made a final decision on those projects and there can be no assurance that they will materialise. A negative decision or other discontinuation of those projects may have a material adverse impact on our indicative outlook.
Sensitivities on key economic metrics based on budgeted economic assumptions for 2021 are as follows:
Cash from operating
Sensitivity*
AISC ($/oz)
activities before taxes
for 2021 ($m)
10% change in the oil price 5 14
10% change in local currency 49 103
10% change in the gold price 6 402
50koz change in production 20 70
* All the sensitivities based on $1,450/oz gold price and assumptions used for guidance.
Currency and commodity assumptions
2021
A$/$ exchange rate 0.72
$/BRL exchange rate 5.00
$/ARS exchange rate 98.00
$/R exchange rate 16.95
Oil ($/bbl) 50
COVID-19
AngloGold Ashanti continues to respond to the evolving COVID-19 pandemic while contributing to the global effort to stop the spread of the virus and provide public health and economic relief to local communities. The Company has taken a number of proactive steps to protect employees, host communities and the business itself. These initiatives have complemented government responses in each of its operating jurisdictions. Our thoughts and prayers are with the families, colleagues and loved ones of those who have been impacted by the virus.
As of the end of March 2021, second waves of the outbreak are being experienced in several of our operating jurisdictions, coinciding with the prevalence of new, more contagious variants of the virus. As with the first wave, the increase in cases is being countered by government-imposed movement restrictions, including mandatory isolation and quarantine measures. Continued
diligence is being observed to strict health protocols and vigilance in relation to business continuity including supply chain. We remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are subject to change in response to current conditions.
PRIORITIES FOR 2021
Our financial priorities for 2021 are:
•
Continue to grow Ore Reserve and Mineral Resource through our continued reinvestment strategy;
•
Maintain strong cost and capital discipline;
•
Continue our efforts to optimise margins and generate strong free cash flows;
•
Improve our cash conversion efforts, with a specific focus on unlocking cash lock-up in the DRC; and
•
Continued efforts to reduce debt and maintain a healthy balance sheet.
These financial priorities are underpinned by the following operational and sustainability priorities:
•
Continued focus on the safety and well-being of employees and communities through the COVID-19 pandemic, while supporting host government vaccination efforts;
•
Achieve Phase 2 completion and commence ramp-up to steady state at Obuasi; and
•
Make investment decisions for the Gramalote and Quebradona projects in Colombia.
Achieving these priorities will position the Company favorably to achieve its longer-term indicative outlook, and underpin an industry competitive return to shareholders.

AngloGold Ashanti Limited <AFS>
ACKNOWLEDGEMENT
The past year was not only tumultuous for the gold market, in March 2020, the broader finance team was required to quickly embrace remote working arrangements - this transition occurred seamlessly with minimal disruptions and I am grateful to the team for their efforts in this regard under trying circumstances.
From a personal perspective, I stepped into the Interim Chief Financial Officer position for AngloGold Ashanti with effect from
1 September 2020, shortly after the announcement of the resignation of Kelvin Dushnisky as Chief Executive Officer, with the then
Chief Financial Officer, Christine Ramon, taking up the reigns as Interim Chief Executive Officer. I wish to record my gratitude to
Christine and the rest of the Executive Team for providing me with advice and support during this transition as well as thank them for their continued support.
The broader finance team across the group, which includes the financial reporting, tax, treasury, risk, information management, global supply chain and internal audit functions continues to work together seamlessly to ensure that we proactively manage risk, ensuring that we have robust financial systems in place to maintain a strong internal control environment whilst enabling relevant, timely financial reporting that inform business decisions - all of this in an environment of a continuing global pandemic. I wish to commend this team for their continued enthusiasm in the continued delivery of quality work and the continued support provided to me in my current role. I look forward to the year ahead, and the opportunities it will offer as we simultaneously get accustomed to the new business normal, while continuing our focus on achieving our strategic objectives and improving returns to our shareholders.
Warm regards
Ian Kramer
Interim Chief Financial Officer
26 March 2021

DIRECTORS’ APPROVAL

AngloGold Ashanti Limited <AFS>
In accordance with Section 30(3)(c) of the Companies Act, No. 71 of 2008, as amended, the annual financial statements for the year ended 31 December 2020 were approved by the board of directors on 26 March 2021 and are signed on its behalf by:
DIRECTORS
MDC Ramos, Chairman
KC Ramon, Interim Chief Executive Officer
AM Ferguson, Chairman: Audit and Risk Committee

DIRECTORS’ RESPONSIBILITY STATEMENT
The director and prescribed officer, whose names are stated below, hereby confirm that –
(a) the annual financial statements set out on pages 33 to 125, fairly present in all material respects the financial position, financial performance and cash flows of the issuer in terms of IFRS;
(b) no facts have been omitted or untrue statements made that would make the annual financial statements false or misleading;
(c) internal financial controls have been put in place to ensure that material information relating to the issuer and its consolidated subsidiaries have been provided to effectively prepare the financial statements of the issuer; and
(d) the internal financial controls are adequate and effective and can be relied upon in compiling the annual financial statements, having fulfilled our role and function within the combined assurance model pursuant to principle 15 of the King Code. Where we are not satisfied, we have disclosed to the audit committee and the auditors the deficiencies in design and operational effectiveness of the internal financial controls and any fraud that involves directors, and have taken the necessary remedial action.
KC Ramon, Interim Chief Executive Officer, Executive Director
I Kramer, Interim Chief Financial Officer, Prescribed Officer

SECRETARY’S CERTIFICATE
In terms of Section 88(2)(e) of the Companies Act, No. 71 of 2008, as amended, I certify that the Company has lodged with the
Companies and Intellectual Property Commission all such returns and notices as are required of a public company in terms of the
Act, and that all such returns and notices are true, correct and up-to-date.
L Mokoka
Company Secretary
Johannesburg
26 March 2021

AFFIRMATION OF FINANCIAL STATEMENTS
In accordance with Section 30(2) and 30(3) of the Companies Act, No. 71 of 2008, as amended, the annual financial statements for AngloGold Ashanti Limited, registration number 1944/017354/06 (AngloGold Ashanti), for the year ended 31 December 2020, have been audited by Ernst & Young Inc., the Company’s independent external auditors, whose unqualified audit opinion can be found under Independent Auditor’s Report, on page 29.
The financial statements have been prepared by the corporate reporting staff of AngloGold Ashanti, headed by
Alexandra Strobl (CA (SA)), the Senior Vice President: Finance. This process was supervised by Ian Kramer (CA (SA)), the group’s
Interim Chief Financial Officer and Kandimathie Christine Ramon (CA (SA)), the group’s Interim Chief Executive Officer.

DIRECTORS’ REPORT

AngloGold Ashanti Limited <AFS>
Number of ordinary shares
FOR THE YEAR ENDED 31 DECEMBER

NATURE OF BUSINESS
AngloGold Ashanti conducts mining operations in Africa, South America and Australia, and undertakes exploration activities in these jurisdictions as well as North America. At certain of its operations, AngloGold Ashanti produces silver and sulphuric acid as by-products in the course of producing gold.
A review of the unaudited performance of the various operations is available in the operational profiles on AngloGold Ashanti’s annual report website www.aga-reports.com.
SHAREHOLDERS HOLDING 10% OR MORE OF ANGLOGOLD ASHANTI’S ISSUED SHARE CAPITAL
As at 31 December 2020, no shareholder held 10% or more of the Company’s issued share capital. This does not take cognisance of the shares held by the Bank of New York Mellon as depositary for the AngloGold Ashanti American Depository Receipt (ADR)
programme.
SHARE CAPITAL
AUTHORISED
The authorised share capital of AngloGold Ashanti as at 31 December 2020 was made up as follows:
Currency and commodity assumptions
SA Rands
600,000,000 ordinary shares of 25 South African cents each
150,000,000
2,000,000 A redeemable preference shares of 50 South African cents each
1,000,000
5,000,000 B redeemable preference shares of 1 South African cent each
50,000
30,000,000 C redeemable preference shares of no par value
0
The following are the movements in the issued and unissued share capital from 1 January 2020 to 28 February 2021:
ISSUED
Ordinary shares
Number of
Value
Shares
SA Rands
2020
Number of
Shares
2019
Value
SA Rands
At 1 January
415,301,215
103,825,304
412,769,980 103,192,495
Exercise of options by participants in the AngloGold Ashanti
Share Incentive Scheme
1,588,872
397,218
2,531,235 632,809
At 31 December
(1)
416,890,087
104,222,522
415,301,215 103,825,304
At 31 December
(1)
416,890,087
104,222,522
Issued subsequent to year-end:
Exercise of options by participants in the AngloGold Ashanti
Share Incentive Scheme
195,155
48,789
At 28 February 2021
417,085,242
104,271,311
(1
)
Share capital of $17m (2019: $17m) is translated at historical rates of exchange at the reporting dates. Refer to group financial statements note 25.
Redeemable preference shares
The A and B redeemable preference shares, all of which are held by the wholly owned subsidiary, Eastvaal Gold Holdings Limited, may not be transferred. No further A and B redeemable preference shares will be issued. C redeemable preference shares which may only be issued to AngloGold Ashanti Limited or its subsidiaries, have not been issued at 19 March 2021. The cancellation of all A, B and C redeemable preference shares is in process.
Further details of the authorised and issued shares, as well as the share premium, are given in group financial statements note 25.
UNISSUED ORDINARY SHARES
2020
2019
At 1 January
Issued during the year
184,698,785
(1,588,872)
187,230,020
(2,531,235)
At 31 December
Issues subsequent to year-end
183,109,913
(195,155)
184,698,785
At 28 February 2021
182,914,758

AngloGold Ashanti Limited <AFS>
ORDINARY SHARES UNDER THE CONTROL OF THE DIRECTORS
Pursuant to the authority granted by shareholders at the Annual General Meeting held on 10 June 2020, 5% of the shares in issue as at 29 April 2020 were placed under the control of the directors to allot and issue, for such purposes and on such terms as the directors, in their discretion, may determine. The total number of shares placed under the control of the directors was 20,817,036.
No shares were issued during 2020 by the directors in terms of this authority, which will expire at the close of the next Annual
General Meeting, unless renewed.
Shareholders will therefore be asked at the next Annual General Meeting to renew this authority by placing 5% of the number of shares in issue under the control of the directors to allot and issue, for such purposes and on such terms as the directors, at their discretion, may determine.
In terms of the Listings Requirements of the JSE, shareholders may, subject to certain conditions, authorise the directors to issue the ordinary shares held under their control for cash other than by means of a rights offer to shareholders. To enable the directors of the Company to take advantage of favourable business opportunities which may arise for the issue of such ordinary shares for cash, without restriction, for the benefit of the Company, shareholders will be asked to consider an ordinary resolution to this effect at the next Annual General Meeting.
Shareholders will also be asked to approve as a general authority, the acquisition by the Company, or a subsidiary of the Company, of its own shares from its issued ordinary share capital for certain specific housekeeping reasons.
DEPOSITARY INTERESTS
American Depositary Shares
At 31 December 2020, the Company had in issue, through The Bank of New York Mellon as Depositary and listed on the New York
Stock Exchange (NYSE) 145,927,871 (2019: 159,694,660), American Depositary Shares (ADSs). Each ADS is equal to one
AngloGold Ashanti ordinary share. At 28 February 2021, there were 146,474,692 ADSs in issue and listed on the NYSE.
CHESS Depositary Interests
At 31 December 2020, the Company had in issue, through the Clearing House Electronic Sub-register System (CHESS), and listed on the Australian Securities Exchange (ASX), 91,955,120 (2019: 91,091,555) CHESS Depositary Interests (CDI). At
28 February 2021 there were 91,955,120 CDI’s in issue. Every five CDIs are equivalent to one AngloGold Ashanti ordinary share and carry the right to one vote.
Ghanaian Depositary Shares
At 31 December 2020, the Company had in issue, through NTHC Limited as Depositary and listed on the Ghana Stock Exchange
(GhSE), 15,767,100 Ghanaian Depositary Shares (GhDSs) (2019: 15,844,397). At 28 February 2021 there were
15,767,100 GhDSs in issue. Every 100 GhDSs are equivalent to one underlying AngloGold Ashanti ordinary share and carry the right to one vote.
ANGLOGOLD DEFERRED SHARE PLAN (DSP)
On 16 May 2017, the shareholders approved the introduction of the Deferred Share Plan (DSP), to commence effective 1 January 2018.
The DSP replaced all previous AngloGold Ashanti incentive schemes, i.e. Bonus Share Plan (BSP), Long Term Incentive Scheme
(LTIP) and the Co-Investment Plan (CIP) schemes. The last allocations granted in the BSP, LTIP and CIP schemes have vested during 2020; there are no further allocations and vesting as the schemes have been closed. The DSP, designed with feedback from shareholders in mind, aims to better align the interests of Company management with those of shareholders by, amongst others rewarding decision-making that promotes the long term health of the business by increasing the maximum vesting period of shares from two to five years, and introducing a claw-back provision; reducing the impact of uncontrollable factors, such as gold price and currency fluctuations, in determining remuneration; providing better incentive for prudent, value-adding capital allocation; capping the number of shares that can be issued under the DSP in any given year to 1% of total shares in issue; and providing greater incentives for excellence in the broad area of sustainability, which covers the safety, environmental, health, governance, community relations and human capital disciplines.
The scope of participation for the DSP includes Executive Directors, members of the Executive Committee and senior management employees of the Company and its subsidiaries. These participants are allocated units with the opportunity to acquire shares in the
Company. The intention of the incentive scheme is to ensure that the medium to long term interests of the executives and senior management employees are aligned with the shareholders’ interests, providing rewards to the executives and senior management employees and wealth creation opportunities to the shareholders when the strategic performance drivers are achieved. All share awards which remain unexercised by the tenth year anniversary from the date of grant, automatically lapse for no value.
Non-Executive Directors are not eligible to participate in the DSP.

AngloGold Ashanti Limited <AFS>
CHANGES IN OPTIONS AND AWARDS
In accordance with the JSE Listings Requirements and the rules of the AngloGold Ashanti Share Incentive Scheme, the changes in options, awards and share units granted and the ordinary shares issued as a result of the vesting and/or exercise of options, awards and share units during the period 1 January 2020 to 28 February 2021 are disclosed below:
Bonus
Share Plan
Long Term
Incentive Plan
Cash settled
Long Term
Incentive Plan
Deferred
Share Plan
Total Share
Incentive
Scheme
At 1 January 2020
Movement during year
- Granted
(1)
2,141,415
—
229,639
—
1,480,562 1,599,360
1,176,532
5,450,976
1,176,532
- Exercised (1,135,438) — (1,398,499) (330,555) (2,864,492)
- Lapsed/forfeited — (118,077) (82,063) (155,575) (355,715)
At 31 December 2020
1,005,977 111,562 — 2,289,762 3,407,301
Subsequent to year-end
Exercised
(21,977)
—
—
(216,078)
(238,055)
Forfeited — — — (143,622) (143,622)
At 28 February 2021
984,000 111,562 — 1,930,062 3,025,624
(1)
Awards were granted at no cost to participants.
DIVIDEND POLICY
Dividends are proposed by management, and approved by the board of directors of AngloGold Ashanti, based on the Company’s financial performance. The Company increased the dividend pay-out ratio to 20% of free cash flow before growth capital expenditure, up from 10% previously, in recognition of the increase in profit margins and the ongoing reduction in borrowings and leverage. The Company also doubled the frequency of pay-outs to semi-annual payments from 2021. The dividend policy provides for the dividend to be based on 20% of the free cash flow, before growth capital expenditure, generated by the business for that financial year. Furthermore, the board will continue to exercise discretion in determining the quantum of the dividend, dependent on market conditions. As before, proceeds from asset sales are excluded from this formula.
For the year ended 31 December 2020, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of
705 South African cents (assuming an exchange rate of ZAR 14.70/$, the gross dividend payable per ADS is equivalent to
48 US cents).
The board is satisfied that subsequent to the dividend declaration, the Company has adequate balance sheet flexibility and sufficient funding facilities available to withstand market volatility. The continuation of the dividend reflects effective capital discipline and management's commitment to improving shareholder returns. The board has performed the solvency and liquidity tests as required by the Companies Act of South Africa.
Dematerialised shareholders on the South African share register will receive payment of their dividends electronically through their
Central Securities Depository Participant or broker. Certificated shareholders, who have made this election, will receive their dividends electronically via an electronic funds transfer directly into their mandated bank accounts. Certificated shareholders who have not yet elected to receive dividend payments electronically, are encouraged to mandate this method of payment for all future dividends.
WITHHOLDING TAX
Withholding tax of 20% on dividends and other distributions payable to shareholders are in effect from 1 March 2017.
BORROWINGS
The Company’s borrowing powers are unlimited pursuant to the Company’s Memorandum of Incorporation. As at
31 December 2020, the group’s gross borrowings (excluding lease liabilities) totalled $1,931m (2019: $2,033m).
OTHER MATTERS
SIGNIFICANT EVENTS DURING THE YEAR UNDER REVIEW
Sale of South African assets - On 12 February 2020, AngloGold Ashanti announced that it had reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited ("Harmony"), subject to the fulfilment of certain conditions. The sale transaction was completed on 30 September 2020, after the initial cash payment of
$200m was received. Refer to group financial statements note 9.
Bond Repayment – On 15 April 2020, AngloGold Ashanti repaid the principal of $700m on its 10-year bond issued in April 2010, which has matured.

AngloGold Ashanti Limited <AFS>
Bond issue - On 1 October 2020, AngloGold Ashanti issued an aggregate principal amount of $700m 10-year bonds with a coupon of 3.75% per annum. The notes were issued by AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of the Company, and are unsecured and fully and unconditionally guaranteed by AngloGold Ashanti.
Dividend declaration - On 2 November 2020, AngloGold Ashanti announced that it will pay shareholders 20% of its free cash flow before accounting for capital expenditure in growth projects, up from 10% previously. The Company will also double the frequency of payouts from the current annual dividend declaration, to semi-annual payments from 2021.
Sale of Interest in Morila Mine - On 10 November 2020, AngloGold Ashanti together with its joint venture partner Barrick Gold
Corp completed the sale of their interests in Morila Limited, which owns 80% of the Morila Gold Mine in Mali, to Firefinch Limited
(previously named Mali Lithium Limited) for $28.8m cash. The net proceeds to AngloGold Ashanti’s account were $3.6m taking into consideration shareholder loans and intercompany payables.
Sale of Interest in Sadiola Mine - On 30 December 2020, AngloGold Ashanti together with its joint venture partner IAMGOLD
Corporation (“IAMGOLD”) completed the sale of their entire interests in Société d’Exploitation des Mines d’Or de Sadiola S.A.
(“SEMOS”) to Allied Gold Corp (80%) and the Republic of Mali (2%). AngloGold Ashanti and IAMGOLD each received cash proceeds of $27m in addition to a cash dividend of $8.2m received shortly prior to completion. AngloGold Ashanti and IAMGOLD remain entitled to deferred consideration of $52.5m. Refer to group financial statements note 9.
SIGNIFICANT EVENTS SUBSEQUENT TO YEAR-END
On 22 February 2021, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 705 South African cents (assuming an exchange rate of ZAR 14.70/$, the gross dividend payable per ADS is equivalent to 48 US cents).
MATERIAL CHANGE
There has been no material change in the financial results or trading position of the AngloGold Ashanti group since the publication of the report for the six months and year ended 31 December 2020 on 22 February 2021, and the date of this report. The results for the year ended 31 December 2020 were audited by Ernst & Young Inc., who issued an unqualified audit report on
26 March 2021.
ANNUAL GENERAL MEETING
At the 76   Annual General Meeting held on Wednesday,10 June 2020, shareholders passed resolutions relating to the:
th
•
Re-election of Mr Sipho Pityana, Mr Albert Garner and Mr Rhidwaan Gasant as directors of the board;
•
Election of Ms Maria Ramos and Ms Nelisiwe Magubane as directors of the board;
•
Appointment of the Audit and Risk Committee members being Mr Rhidwaan Gasant, Ms Maria Richter, Mr Alan Ferguson and
Mr Jochen Tilk;
•
Re-appointment of Ernst & Young Inc. as External Auditors of the Company;
•
General authority to directors to allot and issue ordinary shares;
•
Separate non-binding advisory endorsement of the AngloGold Ashanti remuneration policy and implementation report;
•
Remuneration of non-executive directors, which remains unchanged from the previous year;
•
General authority to acquire the Company’s own shares;
•
General authority to directors to issue for cash, those ordinary shares which the directors are authorised to allot and issue;
•
General authority to provide financial assistance in terms of sections 44 and 45 of the Companies Act;
•
Amendments to the memorandum of incorporation; and
Directors’ authority to implement special and ordinary resolutions.
Notice of the 77   Annual General Meeting to be held entirely by way of electronic communication at 14:00 (South African time) on th
4 May 2021, is printed as a separate document and distributed to shareholders in accordance with the Companies Act.
DIRECTORATE AND SECRETARY
During the period 1 January 2020 to 31 December 2020, the following changes occurred:
•
On 21 February 2020, AngloGold Ashanti announced the appointment of Ms Maria Ramos as chair of the Social, Ethics and
Sustainability Committee, effective 6 May 2020, following the retirement of Mrs Nozipho January-Bardill from the board on
6 May 2020. Ms Ramos stepped down as a member of the Investment Committee and was appointed as a member of the
Remuneration and Human Resources Committee, effective 6 May 2020. In addition, Mr Jochen Tilk had been appointed as chair of the Investment Committee effective 6 May 2020, following the retirement of Mr Rod Ruston from the board.
•
On 30 July 2020, AngloGold Ashanti announced that Mr Kelvin Dushnisky would step down as Chief Executive Officer (CEO), effective 1 September 2020. The board announced that Mrs Christine Ramon, the Chief Financial Officer (CFO), was appointed
Interim CEO, whilst the board embarks on a comprehensive recruitment process to find a new CEO to deliver on the group’s strategy for enhanced value creation. Mrs Ramon assumed the role on 1 September 2020. Mr Ian Kramer, the Senior Vice
President: Group Finance, assumed the role of Interim CFO for the duration of the transition period.
•
On 31 July 2020, AngloGold Ashanti announced the appointment of Dr Kojo Busia as an independent non-executive director to its board of directors, effective 1 August 2020. Dr Busia serves as a member of the Investment Committee and the Social,
Ethics and Sustainability Committee.

AngloGold Ashanti Limited <AFS>
•
On 14 October 2020, AngloGold Ashanti announced the following changes to the membership of certain board committees with effect from 1 December 2020:
►
Ms Maria Richter stepped down as chairman of the Remuneration and Human Resources Committee, but remains a member of the committee. Further, Ms Richter stepped down as a member of the Nominations Committee;
►
Ms Maria Ramos was appointed as chairman of the Remuneration and Human Resources Committee. Further, Ms Ramos
stepped down as chair of the Social, Ethics and Sustainability Committee, but remains a member of the committee;
►
Dr Kojo Busia was appointed as chairman of the Social, Ethics and Sustainability Committee;
►
Mr Rhidwaan Gasant stepped down as chairman of the Audit and Risk Committee, but remains a member of the committee;
►
Mr Alan Ferguson was appointed as chairman of the Audit and Risk Committee;
►
Mr Albert Garner stepped down as a member of the Nominations Committee; and
►
Furthermore, with immediate effect, the Nomination Committee was reconstituted to comprise of Mr Sipho Pityana
(chairman of the committee), Mr Rhidwaan Gasant, Ms Maria Ramos, Dr Kojo Busia, Mr Jochen Tilk and Mr Alan Ferguson.
•
On 5 December 2020, independent non-executive director Ms Maria Ramos was appointed chair of the board. Ms Ramos succeeded Mr Sipho Pityana who resigned from the board effective 7 December 2020.
•
On 15 December 2020, shareholders were advised that the board of directors had approved the below changes to the membership of certain board committees with immediate effect:
►
Ms Maria Ramos stepped down as chairman of the Remuneration and Human Resources Committee, but remains a member of the committee. Further, Ms Ramos was appointed as chairman of the Nominations Committee;
►
Ms Maria Richter was appointed as chairman of the Remuneration and Human Resources Committee and as a member of the Nominations Committee;
►
Ms Nelisiwe Magubane stepped down as a member of the Investment Committee and was appointed as a member of the
Audit and Risk Committee; and
►
Mr Albert Garner was appointed as a member of the Remuneration and Human Resources Committee.
Company Secretary
On 27 March 2020, shareholders were advised that Ms Maria Sanz Perez, Company Secretary, had given 6 months’ notice of her intention to resign, effective 26 March 2020.
On 30 June 2020, the Company announced that Ms Sanz Perez departed the Company on 30 June 2020 and Ms Lizelle Marwick,
Executive Vice President: General Counsel and Compliance, had been appointed as Interim Company Secretary (effective
1 July 2020) while the Company continued to search for a suitable replacement.
On 27 November 2020, shareholders were advised that Ms Lucy Mokoka had been appointed by the board as Company Secretary of AngloGold Ashanti with effect from 11 January 2021. In addition, Ms Lizelle Marwick who acted as Interim Company Secretary pending the appointment of a permanent Company Secretary, stepped down as Interim Company Secretary.
The name, business and postal address of the Company Secretary are set out under Administrative Information on page 130.
Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares
The interests of Directors, Prescribed Officers and their associates in the ordinary shares of the Company at 31 December 2020, individually did not exceed 1% of the Company’s issued ordinary share capital and are disclosed in note 33 of the group financial statements.
Details of service contracts of Directors and Prescribed Officers
In accordance with Section 30(4)(e) of the Companies Act the salient features of the service contracts of Directors and Prescribed
Officers have been disclosed in the Remuneration Report, which is included in the Integrated Report 2020.
ANNUAL FINANCIAL STATEMENTS
The financial statements set out fully the financial position, results of operations and cash flows of the group and the Company for the financial year ended 31 December 2020.
The directors of AngloGold Ashanti are responsible for the maintenance of adequate accounting records and the preparation of the annual financial statements and related information in a manner that fairly presents the state of affairs of the Company, in conformity with the Companies Act, and the Memorandum of Incorporation, and in terms of the JSE Listings Requirements.
The directors are also responsible for the maintenance of effective systems of internal control which are based on established organisational structures and procedures. These systems are designed to provide reasonable assurance as to the reliability of the annual financial statements, and to prevent and detect material misstatement and loss.
In preparing the annual financial statements, the group has complied with International Financial Reporting Standards (IFRS) and used appropriate accounting policies supported by pragmatic judgements and estimates.
AngloGold Ashanti, through its Executive Committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.

AngloGold Ashanti Limited <AFS>
Cash and cash equivalents, at 31 December 2020 amounted to $1,330m (2019: $456m), and together with cash budgeted to be generated from operations in 2021 and the net incremental borrowing facilities available, are in management’s view, adequate to fund operating, mine development, capital expenditure and financing obligations as they fall due for at least the next 12 months.
Taking these factors into account, the directors of AngloGold Ashanti have formed the judgement that, at the time of approving the financial statements for the year ended 31 December 2020, it is appropriate to prepare these financial statements on a going concern basis.
Based on the results of a formal documented review of the Company’s system of internal controls and risk management, covering both the adequacy in design and effectiveness in implementation, performed by the internal audit function during the year 2020:
•
information and explanations provided by line management;
•
discussions held with the External Auditors on the results of the year-end audit; and
•
the assessment by the Audit and Risk Committee,
the board has concluded that nothing has come to its attention that caused it to believe that the Company’s system of internal controls and risk management are not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.
The directors are of the opinion that these financial statements fairly present the financial position of the Company and group at
31 December 2020 and the results of their operations, changes in equity and cash flow information for the year then ended in accordance with IFRS.
The External Auditor, Ernst & Young Inc., is responsible for independently auditing and reporting on the financial statements in conformity with International Standards on Auditing and the Companies Act of South Africa. Their unqualified opinion on these financial statements appears in the Independent Auditor’s Report, on page 29 of this report.
The Company will file a set of financial statements in accordance with IFRS in its annual report on Form 20-F as must be filed with the US Securities and Exchange Commission (SEC) by no later than 30 April 2021. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC
(http://www.sec.gov).
INVESTMENTS
Particulars of the group’s principal subsidiaries and operating entities are presented in this report on page 124.

AngloGold Ashanti Limited <AFS>

INDEPENDENT AUDITOR’S REPORT
The Board of Directors and Shareholders of AngloGold Ashanti Limited

Opinion
We have audited the consolidated and separate financial statements of AngloGold Ashanti Limited and its subsidiaries (the group)
and company set out on pages 33 to 125, which comprise the consolidated and separate statements of financial position as at
31 December 2020, and the consolidated and separate income statement, consolidated and separate statement of comprehensive income, consolidated and separate changes in equity and consolidated and separate cash flows for the year then ended, and notes to the consolidated and separate financial statements, including a summary of significant accounting policies.
In our opinion, the accompanying consolidated and separate financial statements present fairly, in all material respects, the consolidated and separate financial position of the group and company as at 31 December 2020, and its consolidated and separate financial performance and consolidated and separate cash flows for the year then ended in accordance with International Financial
Reporting Standards (IFRS) and the requirements of the Companies Act of South Africa.
Basis for Opinion
We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the consolidated and separate financial statements section of our report. We are independent of the group and company in accordance with the sections 290 and 291 of the Independent
Regulatory Board for Auditors’ Code of Professional Conduct for Registered Auditors (Revised January 2018), parts 1 and 3 of the
Independent Regulatory Board for Auditors’ Code of Professional Conduct for Registered Auditors (Revised November 2018)
(together the IRBA Codes) and other independence requirements applicable to performing audits of financial statements of the group and company and in South Africa. We have fulfilled our other ethical responsibilities, as applicable, in accordance with the
IRBA Codes and in accordance with other ethical requirements applicable to performing audits of the group and company and in
South Africa. The IRBA Codes are consistent with the corresponding sections of the International Ethics Standards Board for
Accountants’ Code of Ethics for Professional Accountants (IESBA code) and the International Ethics Standards Board for
Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards)
respectively. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Key Audit Matters
Key audit matters are those matters that, in our professional judgment, were of most significance in the audit of the consolidated and separate financial statements of the current period. These matters were addressed in the context of the audit of the consolidated and separate financial statements as a whole, and in forming the auditor’s opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.
We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the consolidated and separate financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated and separate financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated and separate financial statements.
Key Audit Matter (KAM) How the matter was addressed in the audit
Sale of South African assets (Consolidated and Separate KAM)
During 2020, the Company completed its disposal of the South African assets for a total consideration less cost to sell of $220 million, as disclosed in Note 1.2 and Note 9 to the consolidated financial statements. The determination of the loss arising on disposal required judgement and estimation, particularly in determining the total estimated consideration, which comprised of $200 million cash consideration and further deferred compensation based on future gold production, which was estimated at a fair value of $28 million.

The Company used a probability weighted discounted cash flow model to measure the deferred compensation. The significant inputs and

Our procedures to address this matter included, among others, obtaining an understanding, evaluating the design and testing the operating effectiveness of internal controls over the disposal process.
For example, we tested controls over management’s review of the significant assumptions used in the deferred compensation valuation and over the accounting treatment for the transaction.
We read the executed sale agreement to obtain an understanding of the structure of the sale and the deferred compensation, including an
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AngloGold Ashanti Limited <AFS>
Key Audit Matter (KAM) How the matter was addressed in the audit assumptions used in each scenario of the discounted cash flow model, included the production plan over the agreed upon period and the weighted average cost of capital (WACC). The determination of the fair value of the deferred compensation involved complex auditor judgment, due to the subjectivity of these significant assumptions and inputs, as well as the weighted probabilities and required the inclusion of specialists on our team.
assessment of whether all conditions precedent to the sale were met at the effective date of the transaction.
We recalculated the loss on disposal, which included the deferred compensation component made up of various judgements around the production plan per year, applicable discount rates for the agreed upon period and the relative weightings attached to each scenario.
For the discount rate, with the support of our valuation specialists, we assessed management’s WACC by comparing it to our independently calculated WACC.
For the production plan, we compared the plan to the previous production profiles developed by the Company and analysed the actual production versus that contained in the production plan underlying each scenario. We evaluated the weighted probabilities assigned to each scenario by considering the Company’s historical and year to date production and any available published information from the buyer, regarding its estimated production plan.
We evaluated the related disclosures in the consolidated financial statements.
Obuasi re-development (Consolidated KAM)
Construction of the two-phased Obuasi mine re-development project commenced in 2018. It is the Company’s accounting policy (as disclosed in Note 1.2) that all costs directly attributable to developing the mine are capitalised, including pre-production revenue.
As disclosed in Note 1.2 to the consolidated financial statements, at
1 October 2020, the Company determined that assets associated with
Phase 1 of the Obuasi mine re-development project reached their operational readiness, as the assets were deemed capable of operating in a manner intended by management. Determining whether the criteria were sufficiently met to trigger operational readiness impacts when capitalisation of costs and pre-production revenue would cease and recognition of revenue, production costs and amortisation would begin.
Auditing the accounting treatment for the Phase 1 mine re-development assets was complex due to the significant judgment needed to determine when these assets were capable of operating in a manner intended by management, which was assessed based on the achievement of specific criteria. This involved a high degree of auditor judgment, given the subjective nature of certain of the criteria used, such as the mining area available, the quantity of material mined, and ounces produced during each month in 2020.

Our procedures to address this matter included, among others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the re-development process.
For example, we tested controls over management’s review of the significant judgments to determine when the Phase 1 assets are capable of operating in a manner as intended by the Company. This included testing of controls over the accuracy and completeness of the underlying production data and capital expenditure spend.
We evaluated the completeness and judgements of the criteria and methodology used by management and we assessed management’s
judgments that the set criteria were met as at 1 October 2020 by comparing the project plan to actual performance for a number of criteria; in particular the mining area available, the quantity of material mined and ounces produced. In so doing, we also tested the
completeness and accuracy of the underlying production data and capital expenditure spend used in management’s analyses, to
underlying accounting and other records.
We evaluated the related disclosures in the consolidated financial statements.
Geita VAT recoverability (Consolidated KAM)
As disclosed in Note 22 to the consolidated financial statements, at
31 December 2020, the Company’s Geita mine has recorded
$191 million of VAT receivables due from the Tanzanian Revenue
Authority (TRA).
An amendment, effective 20 July 2017, to Tanzania’s mining legislation included an amendment to the VAT Act 2015 to the effect that no input tax credit can be claimed for expenses incurred in the production of raw minerals which are to be exported, resulting in Geita’s VAT input claims being disqualified since then by the TRA. In 2019, an amendment issued by the Tanzanian Ministry of Minerals, effective 22 February 2019, provided clarity on the definition of raw minerals. The Finance
Amendment act became effective from 1 July 2020 which deleted the disqualification of Input VAT claims. The change is not retrospective and therefore VAT input claims and offsets from July 2017 to June 2020 remain disallowed. Further correspondence was received from the TRA in early 2021 in which the TRA state that they continue to disallow the claims between July 2017 to June 2020.
Auditing the probability weighted discounted model and the expected timing of recovery of these receivables involved significant auditor judgement, including the involvement of our tax specialists. This is because the timing of the VAT offsetting depends on forecasts of Geita’s available taxable income, which includes judgments around Geita’s business plan, VAT claims to corporate tax offset, and assigned weighting and probability per scenario.
Significant auditor judgment was also required in reassessing whether the TRA will apply the definition of raw minerals to the historical claims and how the TRA will apply the legal rulings and related recovery mechanisms in relation to VAT offsetting against taxable income based on the correspondence received to date and its impact on historical conclusions. This required us to undertake additional discussions with management and their legal counsel in assessing whether the new correspondence impacted historic conclusions.

Our procedures to address this matter included, among others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the Company’s assessment of tax law and the process to estimate the recoverability of the VAT receivable.
We read correspondence between management, the TRA and the
Tanzanian Government, including correspondence related to the tax returns and assessments received during the year and in 2021 to evaluate management assumptions.
We read external legal counsel opinions obtained by management to support their interpretation of tax legislation and recoverability of the
VAT. We also discussed external legal counsel’s interpretation of tax legislation with external legal counsel directly.
We involved our tax professionals with specialised skills and knowledge to assist us to evaluate the recoverability of the VAT receivable based on the above correspondence and their
interpretation of legislation, including historical payments and offsets received to date for claims prior to the period of July 2017 to June
2020.
We tested the judgments around the timing of VAT offsetting by comparing the Company’s business plan to historical performance.
We also evaluated the reasonableness of the annual percentage of
VAT to corporate tax offset included in each scenario by considering recent developments with the relevant authorities and the
interpretations by management and their external legal counsel of the relevant tax legislation.
We evaluated the reasonableness of the provision by performing sensitivity analyses on alternative weighting and probability scenarios.
We evaluated the VAT receivable disclosure in the consolidated financial statements.

AngloGold Ashanti Limited <AFS>
Key Audit Matter (KAM) How the matter was addressed in the audit
Rehabilitation and decommissioning provision (Consolidated
KAM)
At 31 December 2020 the rehabilitation and decommissioning provision amounted to $674 million in the consolidated financial statements.
The Company incurs obligations to close, restore and rehabilitate its mine sites. Auditing the Company’s rehabilitation and decommissioning provision was complex due to the significance, as well as the high estimation uncertainty, of the provision. The determination of the provision is based on, among other things, judgements and estimates of current damage caused, nature, timing and amount of future costs to be incurred to rehabilitate the mine sites, estimates of future inflation, exchange rates and discount rates. These assumptions are inherently judgemental and subject to continued mining activity and rehabilitation, legislation and environmental changes, which cannot be predicted with certainty and thus requires specific focus each year and the use of specialists on our team.
The consolidated disclosures are included in Note 1.2 and Note 27 to the consolidated financial statements

Our procedures to address this matter included, among others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the Company’s process to estimate rehabilitation and decommissioning provisions. For example, we tested controls over the determination of key inputs such as life of mine reserves and production profile, discount rates, inflation and exchange rates, and the nature, amount and timing of future
rehabilitation costs.
With the support of our valuation specialists, we assessed
management’s macro-economic assumptions in their rehabilitation models by comparing them to available market information. The most significant of these macro-economic assumptions were the risk-free interest rates, expected inflation and exchange rates.
We tested the mathematical accuracy of the valuation models.
We compared the timing of the expected cash flows with reference to the life of mine plans for the respective mines.
We compared the current year cash flow assumptions to those of the prior year and considered management’s explanations where these have changed or deviated. We compared the cost rates used by management to publicly available information, as well as ongoing rehabilitation activities undertaken by the Company.
With the support of our environmental specialists, we inquired of operational management whether additional environmental
disturbance occurred since the prior year that would require additional rehabilitation in the future and compared this information to the current mine plan. We inspected reports of the Company’s mine closure plans and assessments of the timing and determination of costs to be incurred prepared by management.
We, together with our environmental specialists, evaluated the reports prepared by management to assist in the calculation of the provision.
In so doing, we also evaluated management’s professional
qualifications and experience related to the estimate, and use of industry accepted methodology.
Other Information
The directors are responsible for the other information. The other information comprises the information included in the 130 page document titled AngloGold Ashanti Limited Annual Report for the year ended 31 December 2020, which includes the Audit and
Risk Committee – Chairman’s Letter, the Chief Financial Officer’s Review, the Company Secretary’s Certificate and the Directors’
Report as required by the Companies Act of South Africa. The other information does not include the consolidated and separate financial statements and our auditor’s report thereon.
Our opinion on the consolidated and separate financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the consolidated and separate financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated and separate financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.
Responsibilities of the Directors for the Consolidated and Separate Financial Statements
The directors are responsible for the preparation and fair presentation of the consolidated and separate financial statements in accordance with International Financial Reporting Standards and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of consolidated and separate financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated and separate financial statements, the directors are responsible for assessing the group and company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group and company or to cease operations, or have no realistic alternative but to do so.
Auditor’s Responsibilities for the Audit of the Consolidated and Separate Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated and separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.
Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will

AngloGold Ashanti Limited <AFS>
always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated and separate financial statements.
As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:
•     Identify and assess the risks of material misstatement of the consolidated and separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•     Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the group and company’s internal control.
•     Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.
•     Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the group and company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated and separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the group and/or company to cease to continue as a going concern.
•     Evaluate the overall presentation, structure and content of the consolidated and separate financial statements, including the disclosures, and whether the consolidated and separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•     Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated and separate financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.
We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the consolidated and separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.
Report on Other Legal and Regulatory Requirements
In terms of the IRBA Rule published in Government Gazette Number 39475, dated 04 December 2015, we report that Ernst &
Young Inc., and its predecessor firm, has been the auditor of AngloGold Ashanti Limited for seventy-seven years. Ernst & Young
Inc. was appointed as auditor of Vaal Reefs Exploration and Mining Company Limited in 1944. In 1998 all of Anglo American’s
other individually listed gold mines, which were not audited by Ernst & Young Inc., or its predecessor firm, were merged into Vaal
Reefs Exploration and Mining Company Limited. Vaal Reefs Exploration and Mining Company Limited was renamed AngloGold
Limited in 1998, and in 2004 to AngloGold Ashanti Limited. Ernst & Young Inc. was retained as auditor of AngloGold Limited (and
AngloGold Ashanti Limited) and has been the auditor of the expanded Company for twenty-three years. We confirm that we are independent in accordance with the Independent Regulatory Board for Auditors’ Code of Professional Conduct for Registered
Auditors and other independence requirements applicable to the independent audit of AngloGold Ashanti Limited.

Ernst & Young Inc.
Ernest Adriaan Lodewyk Botha - Director
Chartered Accountant (SA)
Registered Auditor
Johannesburg, South Africa
26 March 2021

GROUP - INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>

US dollar millions
Notes
2020
2019
2018
Continuing operations
Revenue from product sales 3
4,427
3,525 3,336
Cost of sales 4
(2,699)
(2,626) (2,584)
(Loss) gain on non-hedge derivatives and other commodity contracts
(19)
5 (2)
Gross profit
2
1,709
904 750
Corporate administration, marketing and other expenses 5
(68)
(82) (76)
Exploration and evaluation costs
(124)
(112) (98)
Impairment, derecognition of assets and loss on disposal
(1)
(6) (7)
Other expenses 6
(57)
(83) (79)
Operating profit
1,459
621 490
Interest income
27
14 8
Dividend received
2
— 2
Foreign exchange and other losses
—
(12) (9)
Finance costs and unwinding of obligations 7
(177)
(172) (168)
Share of associates and joint ventures' profit 8
278
168 122
Profit before taxation
1,589
619 445
Taxation 12
(625)
(250) (212)
Profit after taxation from continuing operations
964
369 233
Discontinued operations
Profit (loss) from discontinued operations 9
7
(376) (83)
Profit (loss) for the year
971
(7) 150
Allocated as follows:
Equity shareholders
Continuing operations
946
364 216
Discontinued operations
7
(376) (83)
Non-controlling interests
Continuing operations
18
5 17
971
(7) 150
Basic earnings (loss) per ordinary share (cents)
13
227
(3)
32
Earnings per ordinary share from continuing operations
225
87 52
Earnings (loss) per ordinary share from discontinued operations
2
(90) (20)
Diluted earnings (loss) per ordinary share (cents)
13
227
(3)
32
Earnings per ordinary share from continuing operations
225
87 52
Earnings (loss) per ordinary share from discontinued operations
2
(90) (20)

GROUP - STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>

US dollar millions
2020
2019
Restated
2018
Restated
Profit (loss) for the year
971
(7)
150
Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations
(1)
38
— (50)
Items that will not be reclassified subsequently to profit or loss:
86
14
(91)
Exchange differences on translation of non-foreign operations
(1)
(16)
4 (100)
Net gain on equity investments
98
6 9
Actuarial gain recognised
10
2 5
Deferred taxation thereon
(6)
2 (5)
Other comprehensive income (loss) for the year, net of tax
124
14 (141)
Total comprehensive income (loss) for the year, net of tax
1,095
7 9
Allocated as follows:
Equity shareholders
Continuing operations
1,121
378 75
Discontinued operations
(44)
(376) (83)
Non-controlling interests
Continuing operations
18
5 17
1,095
7 9
(1)
Exchange differences arising on translation of foreign and non-foreign operations have been restated to reflect those that will be reclassified subsequently to profit or loss and those that will not be reclassified subsequently to profit or loss. Refer to note 1.

GROUP - STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER

AngloGold Ashanti Limited <AFS>

US dollar millions
Notes
2020
2019
2018
ASSETS
Non-current assets
Tangible assets 15
2,884
2,592 3,381
Right of use assets 16
142
158 —
Intangible assets 17
131
123 123
Investments in associates and joint ventures 19
1,651
1,581 1,528
Other investments 20
188
76 141
Inventories 21
69
93 106
Trade, other receivables and other assets 22
235
122 102
Deferred taxation 29
7
105 —
Cash restricted for use 23
31
31 35
5,338
4,881 5,416
Current assets
Other investments 20
—
10 6
Inventories 21
733
632 652
Trade, other receivables and other assets 22
229
250 209
Cash restricted for use 23
42
33 31
Cash and cash equivalents 24
1,330
456 329
2,334
1,381 1,227
Assets held for sale 9
—
601 —
2,334
1,982 1,227
Total assets
7,672
6,863 6,643
EQUITY AND LIABILITIES
Share capital and premium 25
7,214
7,199 7,171
Accumulated losses and other reserves
(3,519)
(4,559) (4,519)
Shareholders' equity
3,695
2,640 2,652
Non-controlling interests
45
36 42
Total equity
3,740
2,676 2,694
Non-current liabilities
Borrowings 26
1,789
1,299 1,911
Lease liabilities 16
116
126 —
Environmental rehabilitation and other provisions 27
731
697 827
Provision for pension and post-retirement benefits 28
83
100 100
Trade, other payables and provisions 30
8
15 3
Deferred taxation 29
246
241 315
2,973
2,478 3,156
Current liabilities
Borrowings 26
142
734 139
Lease liabilities 16
37
45 —
Trade, other payables and provisions 30
627
586 594
Taxation 31
153
72 60
959
1,437 793
Liabilities held for sale 9
—
272 —
959
1,709 793
Total liabilities
3,932
4,187 3,949
Total equity and liabilities
7,672
6,863 6,643

GROUP - STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>

US dollar millions
Notes
2020
2019
2018
Cash flows from operating activities
Receipts from customers
4,411
3,535 3,339
Payments to suppliers and employees
(2,583)
(2,433) (2,408)
Cash generated from operations 32
1,828
1,102 931
Dividends received from joint ventures
148
77 91
Taxation refund 31
—
7 5
Taxation paid 31
(431)
(228) (171)
Net cash inflow from operating activities from continuing operations
1,545
958 856
Net cash inflow from operating activities from discontinued operations
109
89 1
Net cash inflow from operating activities
1,654
1,047 857
Cash flows from investing activities
Capital expenditure
- project capital
(331)
(336) (170)
- stay-in-business capital
(370)
(367) (405)
Interest capitalised and paid
(17)
(6) —
Acquisition of intangible assets
(1)
— —
Dividends from other investments
9
— 2
Proceeds from disposal of tangible assets
3
3 10
Other investments acquired
(8)
(9) (13)
Proceeds from disposal of other investments
9
3 7
Investments in associates and joint ventures
—
(5) (8)
Proceeds from disposal of joint ventures
26
— —
Loans advanced to associates and joint ventures
—
(3) (5)
Loans repaid by associates and joint ventures
12
23 22
Recognition of joint operation - cash
2
— —
Proceeds from disposal of discontinued assets and subsidiaries
200
— —
Increase in cash restricted for use
(9)
— (6)
Interest received
27
14 5
Net cash outflow from investing activities from continuing operations
(448)
(683) (561)
Net cash (outflow) inflow from investing activities from discontinued
operations
(31)
(54) 226
Cash in subsidiaries sold and transferred to held for sale
3
(6) —
Net cash outflow from investing activities
(476)
(743) (335)
Cash flows from financing activities
Proceeds from borrowings
2,226
168 753
Repayment of borrowings
(2,310)
(123) (967)
Repayment of lease liabilities
(47)
(42) —
Finance costs - borrowings 26
(110)
(128) (130)
Finance costs - leases
(8)
(9) —
Other borrowing costs
(33)
— (10)
Dividends paid
(47)
(43) (39)
Net cash outflow from financing activities from continuing operations
(329)
(177) (393)
Net cash inflow (outflow) from financing activities from discontinued
operations
—
— —
Net cash outflow from financing activities
(329)
(177) (393)
Net increase in cash and cash equivalents
849
127
129
Translation
25
— (5)
Cash and cash equivalents at beginning of year
456
329 205
Cash and cash equivalents at end of year
24
1,330
456 329

GROUP - STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>

US dollar millions
Share
capital
and
premium
Other
capital
reserves
(1)
Equity holders of the parent
Retained
earnings
Fair value
(Accumulated
through
losses)
(2)
OCI

Actuarial
gains
(losses)
Foreign
currency
translation
reserve
(3)

Total

Non-
controlling
interests

Total
equity
Balance at 31 December 2017
7,134 124 (3,349) 33 (16) (1,263) 2,663 41 2,704
Profit (loss) for the year — — 133 — — — 133 17 150
Other comprehensive income (loss) — — — 5 4 (150) (141) — (141)
Total comprehensive income (loss) — — 133 5 4 (150) (8) 17 9
Shares issued 37 — — — — — 37 — 37
Share-based payment for share awards net
of exercised — (17) — — — — (17) — (17)
Dividends paid (note 14) — — (24) — — — (24) — (24)
Dividends of subsidiaries — — — — — — — (15) (15)
Transfer of gain on disposal of equity
investments — — 1 (1) — — — — —
Translation — (11) 12 — — — 1 (1) —
Balance at 31 December 2018
7,171 96 (3,227) 37 (12) (1,413) 2,652 42 2,694
Profit (loss) for the year — — (12) — — — (12) 5 (7)
Other comprehensive income (loss) — — — 8 2 4 14 — 14
Total comprehensive income (loss) — — (12) 8 2 4 2 5 7
Shares issued 28 — — — — — 28 — 28
Share-based payment for share awards net
of exercised — (10) — — — — (10) — (10)
Dividends paid (note 14) — — (27) — — — (27) — (27)
Dividends of subsidiaries — — — — — — — (16) (16)
Transactions with non-controlling interests — (4) — — — — (4) 4 —
Translation — 1 (2) — — — (1) 1 —
Balance at 31 December 2019
7,199
83
(3,268)
45
(10)
(1,409)
2,640
36
2,676
Profit (loss) for the year
—
—
953
—
—
—
953
18
971
Other comprehensive income (loss)
—
—
—
92
10
22
124
—
124
Total comprehensive income (loss)
—
—
953
92
10
22
1,077
18
1,095
Shares issued
15
—
—
—
—
—
15
—
15
Share-based payment for share awards net
of exercised
—
(3)
—
—
—
—
(3)
—
(3)
Dividends paid (note 14)
—
—
(38)
—
—
—
(38)
—
(38)
Dividends of subsidiaries
—
—
—
—
—
—
—
(9)
(9)
Recognition of joint operation
—
—
4
—
—
—
4
—
4
Transfer on disposal and derecognition of
equity investments
—
—
6
(6)
—
—
—
—
—
Translation
—
(3)
2
—
1
—
—
—
—
Balance at 31 December 2020
7,214
77
(2,341)
131
1
(1,387)
3,695
45
3,740
(1)
Other capital reserves include a surplus on disposal of Company shares held by companies prior to the formation of AngloGold Ashanti Limited of $10m
(2019: $10m; 2018: $10m), surplus on equity transaction of joint venture of $36m (2019: $36m; 2018: $36m), equity items for share-based payments of
$33m (2019: $39m; 2018: $48m) and other reserves.
(2)
Included in accumulated losses are retained earnings totalling $391m (2019: $378m; 2018: $283m) arising at the equity accounted investments and certain subsidiaries which may not be remitted without third party consent.
(3)
Foreign currency translation reserve includes a loss of $101m relating to the sale of the South African operations that will not re-cycle through the Income statement. Of the remaining balance, a loss of $1,295m relates to further balances that will not re-cycle through the Income statement on disposal of the non-foreign operations, and a gain of $9m relating to the foreign operations that will re-cycle through the Income statement on disposal (refer to note 1).

GROUP - NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>
1.     ACCOUNTING POLICIES
STATEMENT OF COMPLIANCE
The consolidated and Company financial statements are prepared in compliance with International Financial Reporting
Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board (IASB),
SAICA Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements
as issued by the Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South
African Companies Act, 2008.
NEW STANDARDS AND INTERPRETATIONS ISSUED
The financial statements have been drawn up on the basis of accounting standards, interpretations and amendments effective at the beginning of the accounting period on 1 January 2020. The adoption of the new standards, interpretations and amendments effective from 1 January 2020 had no material impact on the group and company.
AngloGold Ashanti assesses the significance of new standards, interpretations and amendments to standards in issue that are not yet adopted but are likely to affect the financial reporting in future years.
We have identified that the IAS 16 "Property, Plant and Equipment", amendment "Property, Plant and Equipment—Proceeds before Intended Use" issued by the IASB in May 2020 with an effective date of 1 January 2022, is likely to affect the financial reporting in future years.
IAS 16 amendment "Property, Plant and Equipment—Proceeds before Intended Use"
The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss. An entity applies the amendments retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.
Management is assessing the impact the amendment will have on the group.
Interest Rate Benchmark Reform - Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
The Amendments are effective for annual periods beginning on or after 1 January 2021, with early application permitted. The
Amendments focus on the effects on financial statements when an entity replaces the old interest rate benchmark with an alternative benchmark rate as a consequence of the global regulatory reform of key interbank offered rates (IBORs). The group has IBOR linked borrowings and is in the process of identifying and negotiating with bank syndicates, new reference rates on the IBOR linked borrowings, including the consideration of the Secured Overnight Financing Rate which is the recommended USD LIBOR alternative. Refer to note 26 for details of IBOR linked borrowings.
RESTATEMENTS OF PRIOR YEAR DISCLOSURES
Statement of comprehensive income
During 2020, the group completed the sale of its South African operations, including several South African subsidiaries. As a result of the sale, the Foreign Currency Translation Reserve (FCTR) balance was reassessed. It was determined that the
FCTR, which had originated from non-foreign operations would not recycle through the income statement. Non-foreign operations are those entities with the same functional currency (ZAR) as the AngloGold Ashanti Limited parent company, which is different to the group presentation currency (USD). IAS 21 is silent regarding such a situation where a subsidiary is partially or fully disposed of resulting in a partial or full release of the FCTR associated with the subsidiary. The Statement of comprehensive income previously disclosed all foreign currency translation differences as “Items that will be reclassified subsequently to profit or loss”. As a result of the reassessment, the FCTR has been split between “Items that will be reclassified subsequently to profit or loss” and “Items that will not be reclassified subsequently to profit or loss”. The comparatives have been restated to include the revised disclosure.
The restatement has no impact on reported totals in the statement of comprehensive income of profit (loss) for the period;
other comprehensive income (loss) for the period, net of tax; total comprehensive income (loss) for the period, net of tax; or
on earnings per share or headline earnings per share for the period.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>

US dollar millions
2019
2018
As
previously
reported
Adjustments
Restated
As
previously
reported
Adjustments
Restated
Profit (loss) for the period
Items that will be reclassified subsequently
to profit or loss:
Exchange differences on translation of
foreign operations
Items that will not be reclassified
subsequently to profit or loss:
Exchange differences on translation of non-
foreign operations
Net gain (loss) on equity investments
Actuarial gain recognised
Deferred taxation thereon
Other comprehensive (loss) income for the
period, net of tax
Total comprehensive income (loss) for the
period, net of tax
The significant accounting principles applied in the presentation of the group and Company annual financial statements are set out below. The accounting policies adopted are detailed in Annexure A: “Summary of significant accounting policies”.
1.1
BASIS OF PREPARATION
The financial statements are prepared according to the historical cost convention, except for the revaluation of certain financial instruments to fair value. The group’s accounting policies as set out below are consistent in all material respects with those applied in the previous year.
The group financial statements are presented in US dollars.
All notes are from continuing operations unless otherwise stated.
The group financial statements incorporate the financial statements of the Company, its subsidiaries and its interests in joint ventures and associates. The financial statements of all material subsidiaries, joint ventures and associates, are prepared for the same reporting period as the holding company, using the same accounting policies.
Subsidiaries are all entities over which the group has control. The group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Control would generally exist where the group owns more than 50% of the voting rights, unless the group and other investors collectively control the entity where they must act together to direct the relevant activities. In such cases, as no investor individually controls the entity the investment is accounted for as an associate, joint venture or a joint operation.
Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date on which control ceases. The group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.
Intra-group transactions, balances and unrealised gains and losses on transactions between group companies, including any resulting tax effects are eliminated.
Subsidiaries are accounted for at cost and are adjusted for impairments, where appropriate, in the Company financial statements.
USE OF ESTIMATES
The preparation of the financial statements requires the group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.
(7) — (7) 150 — 150
4 (4) — (150) 100 (50)
10
4
14
9
(100)
(91)
— 4 4 — (100) (100)
6 — 6 9 — 9
2 — 2 5 — 5
2 — 2 (5) — (5)
14 — 14 (141) — (141)
7 — 7 9 — 9

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>
The more significant areas requiring the use of management estimates and assumptions relate to Ore Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations;
environmental, reclamation and closure obligations; asset impairments/reversals (including impairments of goodwill);
production start date; recoverability of indirect taxes; recoverability of deferred tax assets; and write-downs of inventory to net realisable value. Other estimates include employee benefit liabilities, unrecognised tax positions and deferred compensation assets.
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The uncertainty of the impact of the COVID-19 pandemic on the global economy and on the group has been considered in judgements made and in the key assumptions used in management's estimates. Key assumptions include items such as commodity prices, exchange rates and changes in interest rates.
The judgements management has applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.
Carrying value of tangible assets
Amortisation
The majority of mining assets are amortised using the units-of-production method where the mine operating plan calls for production from a well-defined proved and probable Ore Reserve.
For other tangible assets, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable Ore Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine.
The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable Ore Reserve. This would generally arise from the following factors:
•
changes in proved and probable Ore Reserve;
•
the grade of Ore Reserve may vary significantly from time to time;
•
differences between actual commodity prices and commodity price assumptions;
•
unforeseen operational issues at mine sites; and
changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.
Changes in proved and probable Ore Reserve could similarly impact the useful lives of assets amortised on the straight-line method, where those lives are limited to the life of the mine.
Stripping costs
The group has a number of surface mining operations that are in the production phase for which production stripping costs are incurred. The benefits that accrue to the group as a result of incurring production stripping costs include (a) ore that can be used to produce inventory and (b) improved access to further quantities of material that will be mined in future periods.
The production stripping costs relating to improved access to further quantities of material in future periods are capitalised as a stripping activity asset, if and only if, all of the following are met:
•
It is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the group;
•
The group can identify the component of the orebody for which access has been improved; and
•
The costs relating to the stripping activity associated with that component or components can be measured reliably.
Components of the various orebodies at the operations of the group are determined based on the geological areas identified for each of the orebodies and are reflected in the Ore Reserve reporting of the group. In determining whether any production stripping costs should be capitalised as a stripping activity asset, the group uses three operational guidance measures; two of which relate to production measures, while the third relates to an average stripping ratio measure.
Once determined that any portion of the production stripping costs should be capitalised, the group determines the amount of the production stripping costs that should be capitalised with reference to the average mine costs per tonne of the component and the actual waste tonnes that should be deferred. Stripping activity assets are amortised on the units-of-
production method based on the Ore Reserve of the component or components of the orebody to which these assets relate.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>
This accounting treatment is consistent with that for stripping costs incurred during the development phase of a pit, before production commences, except that stripping costs incurred during the development phase of a pit, before production commences, are amortised on the units-of-production method based on the Ore Reserve of the pit.
Deferred stripping costs are included in ‘Mine development costs’, within tangible assets. These costs form part of the total investment in the relevant cash-generating unit, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of stripping activity assets is included in cost of sales.
Impairment
The group reviews and tests the carrying value of tangible assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets, which is generally at the individual mine level. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time and impact the recoverable amounts. The cash flows and value in use are significantly affected by a number of factors including published Ore Reserve, Mineral Resource, exploration potential and production estimates, together with economic factors such as spot and future metal prices, discount rates, foreign currency exchange rates, estimates of costs to produce Ore Reserve and future capital expenditure. At the reporting date the group assesses whether any of the indicators which gave rise to previously recognised impairments have changed such that the impairment loss no longer exists or may have decreased. The impairment loss is then assessed on the original factors for reversal and if indicated, such reversal is recognised.
An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.
The recoverable amount is estimated based on the positive indicators. If an impairment loss has decreased, the carrying amount is recorded at the recoverable amount as limited in terms of IAS 36 Impairment of Assets.
The carrying value of tangible assets at 31 December 2020 was $2,884m (2019: $2,592m; 2018: $3,381m). The impairment and derecognition of tangible assets recognised in the consolidated financial statements for the year ended
31 December 2020 (including impairment of tangible assets transferred to held for sale) was nil (2019: $505m; 2018: $104m).
Production start date
The group assesses the stage of each mine construction project to determine when a project moves into the production stage.
The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the construction project is substantially complete and ready for its intended use and moves into the production stage. The criteria used in the assessment would include, but are not limited to the following:
•
the level of capital expenditure compared to the construction cost estimates;
•
completion of a reasonable period of testing of the constructed asset;
•
adequacy of stope face;
•
ability to produce metals in saleable form (within specifications); and
•
ability to sustain ongoing production of metal.
When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development, deferred stripping activities, or Ore Reserve development.
Phase 1 of the Obuasi mine re-development project moved into the production stage on 1 October 2020 when it was determined that the Phase 1 assets were capable of operating in the manner intended by management.
Development expenditure
Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions that may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.
Capitalised development costs are included as assets under construction and mine development costs in tangible assets, refer note 15.
Carrying value of goodwill
Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond proved and probable Ore Reserve, exploration properties and net assets is recognised as goodwill.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>
Goodwill is not subject to amortisation and is tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.
An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).
An individual operating mine is not a typical going-concern business because of the finite life of its Ore Reserve. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of IAS 36, the group performs its annual impairment review of assigned goodwill during the fourth quarter of each year, refer note 15 impairment assumptions.
The carrying value of goodwill in the consolidated financial statements at 31 December 2020 was $126m (2019: $116m;
2018: $116m). No impairment of goodwill was recognised in the consolidated financial statements for the years ended
31 December 2020, 2019 and 2018.
Income taxes
The group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
The group tax reconciliation between tax expense and the product of accounting profit multiplied by the applicable tax rate, prepared in accordance with IAS 12 Income Taxes, applies the South African corporate tax rate of 28%.
The group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction.
To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the group to realise the net deferred tax assets recorded at the reporting date could be impacted.
Additionally, future changes in tax laws in the jurisdictions in which the group operates could limit the ability of the group to obtain tax deductions in future periods.
Carrying values at 31 December 2020:
•
deferred tax asset: $7m (2019: $105m; 2018: nil);
•
deferred tax liability: $246m (2019: $241m; 2018: $315m);
•
taxation liability: $153m (2019: $72m; 2018: $60m);
•
taxation asset: $14m (2019: $10m; 2018: $6m), included in trade, other receivables and other assets; and
•
unrecognised value of deferred tax assets: $487m (2019: $389m; 2018: $501m).
Provision for environmental rehabilitation obligations
The group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognises management’s best estimate for decommissioning and restoration obligations in the period in which they are incurred. Future changes to environmental laws and regulations, technology, life of mine estimates, inflation rates, foreign currency exchange rates and discount rates could affect the carrying amount of this provision.
The carrying amount of the rehabilitation obligations (including held for sale rehabilitation obligations) for the group at
31 December 2020 was $674m (2019: $730m; 2018: $637m).
Stockpiles and metals in process
Costs that are incurred in or benefit the production process are accumulated in stockpiles and metals in process values. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.
Surface and underground stockpiles and metals in process are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile ore tonnages are verified by periodic surveys.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>
Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of metals actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time.
Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realisable value are accounted for on a prospective basis.
The carrying value of inventories (excluding finished goods and mine operating supplies) for the group at 31 December 2020 was $382m (2019: $377m; 2018: $404m).
Recoverable tax, rebates, levies and duties
In a number of countries, particularly in Africa and Argentina, AngloGold Ashanti is due refunds of indirect tax which remain outstanding for periods longer than those provided for in the respective statutes refer note 22.
In addition, AngloGold Ashanti has unresolved non-income tax disputes in a number of countries, particularly in Africa and in
Brazil and Argentina. If the outstanding input taxes are not received and these disputes are not resolved in a manner favourable to AngloGold Ashanti, it could have a material adverse effect upon the carrying value of these assets and our results of operations.
The net carrying value of recoverable tax, rebates, levies and duties for the group at 31 December 2020 was $281m
(2019: $227m; 2018: $194m).
Post-retirement obligations
The determination of the group's obligation and expense for post-retirement liabilities depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.
The carrying value of the post-retirement obligations at 31 December 2020 was $83m (2019: $100m; 2018: $100m).
Ore Reserve estimates
An Ore Reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the group’s properties. In order to calculate the Ore Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.
Estimating the quantity and/or grade of the Ore Reserve requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.
The group is required to determine and report its Ore Reserve in accordance with the minimum standards described by the
South African Code for the reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code,
2016 Edition).
Because the economic assumptions used to estimate changes in the Ore Reserve from period to period, and because additional geological data is generated during the course of operations, estimates of the Ore Reserve may change from period to period. Changes in the reported Ore Reserve may affect the group’s financial results and financial position in a number of ways, including the following:
•
asset carrying values may be affected due to changes in estimated future cash flows;
•
depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;
•
overburden removal costs, including production stripping activities, recorded on the statement of financial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production method of depreciation;
•
decommissioning site restoration and environmental provisions may change where changes in the estimated Ore Reserve affect expectations about the timing or cost of these activities; and
•
the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>
Provision for silicosis
Significant judgement is applied in estimating the costs that will be incurred to settle the silicosis class action claims and related expenditure. The final costs may differ from current cost estimates. The provision is based on actuarial assumptions including:
•
silicosis prevalence rates;
•
estimated settlement per claimant;
•
benefit take-up rates;
•
disease progression rates;
•
timing of cashflows; and
•
discount rate.
Management believes the assumptions are appropriate, however changes in the assumptions may materially affect the provision and final costs of settlement.
The carrying value of the silicosis provision at 31 December 2020 was $61m (2019: $65m; 2018: $63m).
Identification, classification and disposal of discontinued operations held for sale
During 2019, the decision to sell the remaining South African operations was made, judgement was applied regarding classification of the disposal group as held for sale at year end, and whether the disposal group should be classified as a discontinued operation. The South African asset sale was assessed as a major geographical area of operations and part of a single co-ordinated plan to dispose of a major geographical area of operations and accordingly, it was classified as a discontinued operation. The sale was announced on 12 February 2020 and closed on 30 September 2020. The fair value less costs to sell of the held for sale disposal group at date of sale is included in note 9.
As a consequence of the sale, a deferred compensation asset was recognised. The deferred compensation asset is included at fair value in level 3 of the fair value hierarchy. Management used a probability weighted discounted cash flow model to measure the deferred compensation asset. The significant inputs and assumptions used in the discounted cash flow calculation, included the production plan over the deferred compensation period and the weighted average cost of capital.
Details of the valuation, including a sensitivity assessment, are included in note 35.
The carrying value of the deferred compensation asset at 31 December 2020 was $28m.
Contingencies
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.
Such contingencies include, but are not limited to environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments. Refer note 12 for tax uncertainties and contingencies and note 34 for legal claims and other contingencies.
When a loss is considered probable and reasonably estimable, a liability is recorded in the amount of the best estimate for the ultimate loss. The likelihood of a loss with respect to a contingency can be difficult to predict and determining a meaningful estimate of the loss or a range of loss may not always be practicable based on the information available at the time and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. It is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information is continuously evaluated to determine both the likelihood of any potential loss and whether it is possible to reasonably estimate a range of possible losses. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.
In determining the threshold for disclosure on a qualitative and quantitative basis, management considers the potential for a disruptive effect on the normal functioning of the group and/or whether the contingency could impact investment decisions.
Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor considerations. For quantitative purposes, an amount of $18m has been considered.
As a global company, the group is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the unfavourable outcome of litigation.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>
COVID-19 pandemic
AngloGold Ashanti recognises that all our stakeholders have a direct and material interest in the way in which we, as a business, prepare for and respond to COVID-19 at our operations, in our communities and in the regions and countries in which we operate. We are guided by our values and a pledge to protect the health of our employees and host communities, while working to ensure business continuity.
The group has worked alongside authorities and key stakeholders in each operating country to assist public health efforts and to help slow the spread of the virus. Measures have been taken to help protect the well-being of our employees and communities.
AngloGold Ashanti continues to respond to the evolving COVID-19 pandemic while contributing to the global effort to stop the spread of the virus and provide public health and economic relief to local communities. The Company has taken a number of proactive steps to protect employees, host communities and the business itself. These initiatives have complemented government responses in each of its operating jurisdictions. Our thoughts and prayers are with the families, colleagues and loved ones of those who have been impacted by the virus.
As of the end of March 2021, second waves of the outbreak are being experienced in several of our operating jurisdictions, coinciding with the prevalence of new, more contagious variants of the virus. As with the first wave, the increase in cases is being countered by government-imposed movement restrictions, including mandatory isolation and quarantine measures.
Continued diligence is being observed to strict health protocols and vigilance in relation to business continuity including supply chain. We remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are subject to change in response to current conditions.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>
2
SEGMENTAL INFORMATION
AngloGold Ashanti Limited's operating segments are being reported based on the financial information provided to the Chief
Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). The group produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments (including equity accounted joint venture investments). Individual members of the Executive Committee are responsible for geographic regions of the business.
Group analysis by origin is as follows:
Gold Income
US dollar millions
2020
2019
2018
Geographical analysis of gold income by origin is as follows:
Africa
(1)
2,769
2,203 1,983
Australia
989
851 780
Americas
1,211
1,000 1,021
4,969
4,054 3,784
Equity-accounted joint ventures included above
(647)
(615) (581)
Continuing operations
4,322
3,439 3,203
Discontinued operations - South Africa
408
554 602
4,730
3,993 3,805
Foreign countries included in the above and considered material are:
Australia
989
851 780
Argentina
387
Brazil
853
679
Ghana
536
Tanzania
1,133
849 715
DRC
647
504 468
Geographical analysis of gold income by destination is as follows:
South Africa
943
981 946
North America
580
486 450
South America
1
— —
Australia
989
851 780
Europe
358
329 387
United Kingdom
2,098
1,407 1,221
4,969
4,054 3,784
Equity-accounted joint ventures included above
(647)
(615) (581)
Continuing operations
4,322
3,439 3,203
Discontinued operations - South Africa
408
554 602
Continuing and discontinued operations
4,730
3,993 3,805
By-product revenue
US dollar millions
2020
2019
2018
Africa
(1)
4
3
4
Australia
3
3 2
Americas
99
81 128
106
87 134
Equity-accounted joint ventures included above
(1)
(1) (1)
Continuing operations
105
86 133
Discontinued operations - South Africa
1
1 6
106
87 139
The group's revenue is mainly derived from gold income. Approximately 38% of the group's total gold produced is sold to two customers of the group: ANZ Investment Bank Ltd 18% and Standard Chartered Bank 20%. Due to the diversity and depth of the total gold market, the bullion banks do not possess significant pricing power.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
2
SEGMENTAL INFORMATION
CONTINUED
47
AngloGold Ashanti Limited <AFS>
Gross profit (loss)
(2)
US dollar millions
2020
2019
2018
Africa
(1)
1,201
605
380
Australia
286
221 160
Americas
(1)
532
265 310
Corporate and other
(2)
1 2
2,017
1,092 852
Equity-accounted joint ventures included above
(308)
(188) (102)
Continuing operations
1,709
904 750
Discontinued operations - South Africa
83
79 22
1,792
983 772
Cost of sales
US dollar millions
2020
2019
2018
Africa
(1)
1,572
1,601
1,607
Australia
705
632 622
Americas
(1)
764
822 838
Corporate and other
(2)
(1) (3)
3,039
3,054 3,064
Equity-accounted joint ventures included above
(340)
(428) (480)
Continuing operations
2,699
2,626 2,584
Discontinued operations - South Africa
287
479 589
2,986
3,105 3,173
Amortisation
US dollar millions
2020
2019
2018
Africa
(1)
349
367
379
Australia
160
173 149
Americas
(1)
163
177 192
Corporate and other
2
3 3
674
720 723
Equity-accounted joint ventures included above
(104)
(137) (165)
Continuing operations
570
583 558
Discontinued operations - South Africa
—
61 72
570
644 630
Total assets
(1)(3)(4)
US dollar millions
2020
2019
2018
South Africa
—
697
1,106
Africa
3,956
3,514 3,135
Australia
1,044
972 888
Americas
1,626
1,427 1,286
Corporate and other
1,046
253 228
7,672
6,863 6,643

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
2
SEGMENTAL INFORMATION  CONTINUED
48
AngloGold Ashanti Limited <AFS>
Non-current assets
(5)
US dollar millions
2020
2019
2018
Non-current assets considered material, by country are:
South Africa
59
25 1,005
Foreign entities
5,053
4,644 4,234
DRC
1,604
1,506 1,439
Ghana
915
758 550
Tanzania
425
379 369
Australia
849
817 718
Brazil
627
625 615
Capital expenditure
US dollar millions
2020
2019
2018
Africa
(1)
397
410
313
Australia
143
149 156
Americas
(1)
217
195 176
Continuing operations
757
754 645
Discontinued operations - South Africa
35
60 76
792
814 721
Equity-accounted joint ventures included above
(56)
(51) (69)
736
763 652
(1)
Includes equity-accounted joint ventures.
(2)
The group's segmental profit measure is gross profit (loss), which excludes the results of associates and joint ventures. For the reconciliation of gross profit (loss) to profit before taxation and discontinued operations, refer to the group income statement.
(3)
Total assets include allocated goodwill of $118m (2019: $108m; 2018: $108m) for Australia and $8m (2019: $8m; 2018: $8m) for Americas (note
17). In 2019, the South African segment included assets held for sale of $581m and the Africa Region segment included assets held for sale of
$20m.
(4)
In 2020, pre-tax impairment reversals and derecognition of assets of $17m were accounted for in South Africa (2019: $556m; 2018: $98m), Africa
Region of nil (2019: $2m; 2018: $5m) and the Americas of nil (2019: $1m; 2018:$1m).
(5)
Non-current assets exclude financial instruments and deferred tax assets.
3
REVENUE FROM PRODUCT SALES
US dollar millions
2020
2019
2018
Revenue consists of the following principal categories:
Gold income (note 2)
4,322
3,439 3,203
By-products (note 2)
105
86 133
Revenue from product sales
4,427
3,525 3,336
4
COST OF SALES
US dollar millions
2020
2019
2018
Cash operating costs
1,881
1,831
1,850
Royalties
181
137 133
Other cash costs
12
13 13
Total cash costs
2,074
1,981 1,996
Retrenchment costs
2
4 4
Rehabilitation and other non-cash costs
32
53 17
Amortisation of tangible assets (notes 32 and 36)
521
538 553
Amortisation of right of use assets (notes 16, 32 and 36)
47
42 —
Amortisation of intangible assets (notes 32 and 36)
2
3 5
Inventory change
21
5 9
2,699
2,626 2,584

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>
5
CORPORATE ADMINISTRATION, MARKETING AND OTHER EXPENSES
US dollar millions
2020
2019
2018
Corporate administration expenses
59
63
60
Share scheme and related costs
9
19 16
68
82 76
6
OTHER EXPENSES (INCOME)
US dollar millions
2020
2019
2018
Care and maintenance
—
47 39
Governmental fiscal claims, cost of old tailings operations and other expenses
20
21 14
Guinea public infrastructure contribution
—
8 —
Pension and medical defined benefit provisions
8
9 10
Royalty receivable impaired
4
— —
Royalties received
(2)
(3) (10)
Brazilian power utility legal settlement
—
(16) —
Retrenchment and related costs
—
3 6
Legal fees and project costs
9
11 16
Refund from insurance claim
(5)
— —
Other indirect taxes
23
3 4
57
83 79
7
FINANCE COSTS AND UNWINDING OF OBLIGATIONS
US dollar millions
2020
2019
2018
Finance costs
Finance costs on bonds, corporate notes, bank loans and other
124
135 128
Amortisation of fees
23
4 7
Lease finance charges
8
10 5
Less: interest capitalised
(17)
(6) —
138
143 140
Unwinding of obligations
39
29 28
Total finance costs and unwinding of obligations (notes 32 and 36)
177
172 168
The interest included within finance costs is calculated at effective interest rates.
8
SHARE OF ASSOCIATES AND JOINT VENTURES' PROFIT
US dollar millions
2020
2019
2018
Revenue
677
616
582
Operating costs and other expenses
(353)
(452) (472)
Profit on sale of joint ventures
(1)
19
— —
Net interest received (paid)
5
10 (8)
Profit before taxation
348
174 102
Taxation
(70)
(35) (9)
Profit after taxation
278
139 93
Impairment reversal of investments in associates
—
23 15
Impairment reversal of investments in joint ventures (note 19)
—
6 14
Share of associates and joint ventures’ profit (note 32)
278
168 122
(1)
The profit on sale of joint ventures includes the profit on sale of Sadiola of $14m, Morila of $4m and Chuscal of $1m.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>
9
DISCONTINUED OPERATIONS AND ASSETS AND LIABILITIES HELD FOR SALE
South African asset sale
On 12 February 2020, AngloGold Ashanti announced that it has reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited ("Harmony") – following receipt of all regulatory approvals, the transaction closed on 30 September 2020, with Harmony taking effective control of these producing assets and related liabilities on 1 October 2020. Consideration for the transaction was $200m in cash and deferred payments subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure. The deferred compensation is payable as follows:
1.
$260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the
Mponeng, Savuka and Tau Tona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021;
and
2.
$20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng,
Savuka and Tau Tona mines) below the datum of current infrastructure.
The transaction included the following assets and liabilities:
•
The Mponeng mine and its associated assets and liabilities;
•
The Tau Tona and Savuka mines and associated rock-dump and tailings storage facility reclamation sites, mine rehabilitation and closure activities located in the West Wits region and their associated assets and liabilities;
•
First Uranium (Pty) Limited which owns Mine Waste Solutions (Pty) Limited and Chemwes (Pty) Limited as well as associated tailings assets and liabilities;
•
Covalent Water Company (Pty) Limited, AngloGold Security Services (Pty) Limited and Masakhisane Investments (Pty)
Limited; and
•
Certain rock-dump reclamation, mine rehabilitation and closure activities located in the Vaal River region and their associated assets and liabilities.
The transaction excluded the silicosis obligation of $61m at 31 December 2020 and the post-retirement medical obligation of
$77m at 31 December 2020 relating to South African employees, which were both retained by AngloGold Ashanti. The South
African producing assets and related liabilities sold to Harmony are treated as a discontinued operation. AngloGold Ashanti incurred a loss of $81m after tax on disposal of the South African portfolio.
Discontinued operations
The results of the South Africa disposal group for the year ended 31 December are presented below:
US dollar millions
2020
2019
2018
Revenue from product sales
409
555
608
Cost of sales
(287)
(479)
(589)
(Loss) gain on non-hedge derivatives and other commodity contracts
(39)
3
3
Gross profit
83
79
22
Other expenses
(23)
(44)
(72)
Derecognition of assets and (loss) profit on disposal of assets
(80)
(3)
(118)
Impairment reversal (loss) recognised on remeasurement to fair value less costs to sell
17
(549)
—
Loss before taxation
(3)
(517)
(168)
Normal and deferred taxation on operations
—
(23)
38
Deferred tax on impairment reversal (loss), derecognition and profit (loss) on disposal of assets
(1)
164
47
Deferred taxation on unrealised movement on derivatives and other commodity contracts
11
—
—
Total profit (loss) from discontinued operations
7
(376)
(83)

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
9
DISCONTINUED OPERATIONS AND ASSETS AND LIABILITIES HELD FOR SALE CONTINUED
51
AngloGold Ashanti Limited <AFS>
The major classes of assets and liabilities of the South African disposal group were as follows:
US dollar millions
30 September 2020
31 December 2019
Tangible assets and right of use assets
359
429
Other investments
76
84
Inventories
75
37
Trade, other receivables and other assets
5
4
Deferred taxation
40
15
Cash and cash restricted for use
—
12
Assets held for sale
555
581
Lease liabilities
2
3
Environmental rehabilitation and other provisions
198
211
Trade and other payables
55
58
Liabilities held for sale
255
272
Net assets held for sale
300
309
The discontinued operations' net cash flows are reflected in the Statement of Cash Flows.
Impairment of South African assets
At 30 June 2020, an impairment reversal of $17m and taxation on impairment reversal of nil was recognised, to increase the carrying amount of the assets in the disposal group to their fair value less costs to sell.
The loss on the sale of the South African assets was calculated as follows:
US dollar millions
Held for sale assets derecognised
555
Held for sale liabilities derecognised
(255)
Net carrying value derecognised
300
Less:
Cash consideration
(200)
Costs to sell, exchange impact and sale of houses
8
Deferred compensation asset
(28)
Loss on disposal of assets before taxation
80
Deferred taxation on sale of assets
1
Loss on sale of assets after taxation
81
Sale interest in the Sadiola Mine
On 23 December 2019, AngloGold Ashanti announced that it together with its joint venture partner, IAMGOLD Corporation
("IAMGOLD"), had agreed to sell their interests in Société d’Exploitation des Mines d’Or de Sadiola S.A. ("SEMOS") to Allied
Gold Corp (Allied Gold). SEMOS' principal asset is the Sadiola Mine located in the Kayes region of Western Mali. The investment in Sadiola of $20m as at 31 December 2019 was included in assets held for sale.
On 30 December 2020, AngloGold Ashanti together with its joint venture partner IAMGOLD, completed the sale of their entire interests in SEMOS to Allied Gold (the “Transaction”).
Prior to the completion of the Transaction, a dividend of $20m was declared and paid by SEMOS pro rata to its shareholders.
AngloGold Ashanti received a cash dividend of $8.2m.
Upon completion, AngloGold Ashanti received $25m from Allied Gold Corp and the Republic of Mali. Subsequently,
AngloGold Ashanti received an agreed additional consideration of $1.8m.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
9
DISCONTINUED OPERATIONS AND ASSETS AND LIABILITIES HELD FOR SALE
CONTINUED
52
AngloGold Ashanti Limited <AFS>
US dollar millions
As previously
reported
Adjustment
As restated
In terms of the Transaction, AngloGold Ashanti and IAMGOLD remain entitled to the following deferred consideration:
•
$25m ($12.5m each to AngloGold Ashanti and IAMGOLD) upon the production of the first 250,000 ounces from the
Sadiola Sulphides Project (“SSP”);
•
$25m ($12.5m each to AngloGold Ashanti and IAMGOLD) upon the production of a further 250,000 ounces from the SSP;
and
•
$2.5m ($1.25m each to AngloGold Ashanti and IAMGOLD) in the event a favourable settlement is achieved by SEMOS in the litigation pending before the Malian courts.
The profit from the disposal of AngloGold Ashanti’s entire interest in SEMOS is $14m (including the dividend received). Prior to the completion of the Transaction and the dividend declaration, AngloGold Ashanti’s net carrying value for SEMOS, on an attributable basis, was $20m and was included in the Africa Region segment.
10
EMPLOYEE BENEFITS
US dollar millions
2020
2019
Restated
2018
Employee benefits including Executive Directors' and Prescribed Officers'
salaries and other benefits
(1)
644
697 797
- current medical expenses
23
29 39
- defined benefit post-retirement medical expenses
7
8 9
- defined contribution
25
29 37
Retrenchment costs
2
7 30
Share-based payment expense (note 11)
16
42 35
Included in cost of sales, other expenses (income) and corporate administration, marketing and other expenses of continuing and discontinued operations
717
812 947
(1)
The employee benefit details for 2019 were restated.
During 2020, the group identified that the 2019 employee benefits note had erroneously excluded part of the employee benefit totals for one of its subsidiaries from the employee benefits note disclosures. As a consequence of the error, the note disclosure detailing employee benefits for the year ended 31 December 2019 was understated. The employee benefits note provides details of the types of employee costs allocated to various cost line items in the income statement. The costs allocated to various categories of the income statement were correct, however, the summary note was incorrect. The error has been corrected by restating the employee benefits note disclosures for 2019.
The "Employee benefits including Executive Directors' and Prescribed Officers' salaries and other benefits" in the table above, and the totals, were restated as follows:
Employee benefits including Executive Directors' and Prescribed Officers'
salaries and other benefits
680 17 697
Included in cost of sales, other expenses (income) and corporate administration, marketing and other expenses of continuing and discontinued operations
795 17 812
The restatement has no impact on reported totals, headline earnings per share or on amounts presented in the Statement of financial position.
11
SHARE-BASED PAYMENTS
US dollar millions
2020
2019
2018
Equity-settled share incentive schemes
Bonus Share Plan (BSP)
1
6 20
Deferred Share Plan (DSP)
14
13 —
Other
1
2 2
16
21 22
Cash-settled share incentive scheme
Cash-settled Long Term Incentive Plan (CSLTIP)
—
21 13
Total share-based payment expense (note 10)
16
42 35

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
11
SHARE-BASED PAYMENTS CONTINUED
53
AngloGold Ashanti Limited <AFS>
Equity-settled incentive schemes
Equity schemes include the Bonus Share Plan (BSP); Deferred Share Plan (DSP); Long term incentive Plan (LTIP) and Co-
investment Plan (CIP). The DSP replaced all previous AngloGold Ashanti incentive schemes. The last allocations granted in the BSP, LTIP and CIP schemes vested during 2020, there are no further allocations and vesting as the schemes have been closed.
Bonus Share Plan (BSP)
Calculated fair value R119.14
Vesting date 50% 22 Feb 2019
Vesting date 50% 22 Feb 2020
Expiry date 22 Feb 2028
Number of shares
2020
2019
2018
Awards outstanding at beginning of year
2,141,415
4,557,919 4,479,679
Awards granted during the year
—
— 2,492,584
Awards lapsed during the year
—
(109,065) (359,343)
Awards exercised during the year
(1,135,438)
(2,307,439) (2,055,001)
Awards outstanding at end of year
1,005,977
2,141,415 4,557,919
Awards exercisable at end of year
1,005,977
1,207,936 1,588,512
Cash awards granted under the bonus share plan, none were outstanding at year end 31 December 2020 (2019: 12,295;
2018:33,046) and an amount of 12,295 cash awards vested and are deemed settled for the year ended 31 December 2020
(2019: 20,751, 2018: 15,209).
Deferred Share Plan (DSP)
The Deferred Share Plan (DSP) was implemented with effect from 1 January 2018, with the first awards for the scheme allocated in March 2019. This represents a single scheme under which share awards will be allocated to certain employees from 2019 onwards, vesting equally over a period of 2,3 and 5 years depending on the level of seniority of the participant.
Award date (unvested awards and awards vested during the year)
2020
2019
Calculated fair value
R325.97
R204.42
DSP 2 year
Vesting date 50%
Vesting date 50%
25 Feb 2021
25 Feb 2022
21 Feb 2020
21 Feb 2021
DSP 3 year
Vesting date 33%
Vesting date 33%
Vesting date 34%
25 Feb 2021
25 Feb 2022
25 Feb 2023
21 Feb 2020
21 Feb 2021
21 Feb 2022
DSP 5 year
Vesting date 20%
Vesting date 20%
Vesting date 20%
Vesting date 20%
Vesting date 20%
25 Feb 2021
25 Feb 2022
25 Feb 2023
25 Feb 2024
25 Feb 2025
21 Feb 2020
21 Feb 2021
21 Feb 2022
21 Feb 2023
21 Feb 2024
Expiry date
25 Feb 2030
21 Feb 2029
Number of shares
2020
2019
Awards outstanding at beginning of year
1,599,360
Awards granted during the year
1,176,532
1,669,191
Awards lapsed during the year
(155,575)
(55,208)
Awards exercised during the year
(330,555)
(14,623)
Awards outstanding at end of year
2,289,762
1,599,360
Awards exercisable at end of year
183,439
—
Award date (unvested awards and awards vested during the year)
2018

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
11
SHARE-BASED PAYMENTS CONTINUED
54
AngloGold Ashanti Limited <AFS>
Long Term Incentive Plan (LTIP)
Calculated fair value
R129.94
Vesting date
3 Mar 2018
Expiry date
3 Mar 2025
Number of shares
2020
2019
2018
Awards outstanding at beginning of year
229,639
447,842
2,466,357
Awards lapsed during the year
—
—
(1,186,330)
Awards exercised during the year
(118,077)
(218,203)
(832,185)
Awards outstanding at end of year
111,562
229,639
447,842
Awards exercisable at end of year
111,562
229,639
447,842
Co-Investment Plan (CIP)
Number of shares
2020
2019
2018
Awards outstanding at beginning of year
23,927
112,578
95,378
Awards granted during the year
—
—
80,809
Awards lapsed during the year
—
(16,500)
(11,633)
Awards matched during the year
(23,927)
(72,151)
(51,976)
Awards outstanding at end of year
—
23,927
112,578
Cash-Settled Long Term Incentive Plan (CSLTIP)
There were no changes to rules or practices within the CSLTIP scheme, and no awards during 2018, 2019 and 2020.
Award date (unvested awards and awards vested during the year)
2017
2016
Vesting date
1 March 2020
1 March 2019
Number of units
2020
2019
2018
Share units outstanding at beginning of year
1,480,562
3,815,761
4,469,618
Share units granted during the year
—
—
—
Share units lapsed during the year
(82,063)
(1,305,761)
(611,265)
Share units exercised during the year
(1,398,499)
(1,029,438)
(42,592)
Share units outstanding at end of year
—
1,480,562
3,815,761
12
TAXATION
US dollar millions
2020
2019
2018
South African taxation
Normal taxation
1
—
—
Prior year over provision
—
—
(2)
Deferred taxation
Other temporary differences
(1)
74
(18)
(27)
Change in estimated deferred tax rate
—
(14)
7
75
(32)
(22)
Foreign taxation
Normal taxation
553
299
243
Prior year under (over) provision
8
(1)
1
Deferred taxation
Temporary differences
9
(28)
(6)
Prior year (over) under provision
(6)
1
4
Change in estimate
(14)
9
(7)
Change in statutory tax rate
—
2
(1)
550
282
234
625
250
212
(1)
Included in other temporary differences in South African taxation are deferred tax assets of $78m, which were derecognised during the fourth quarter of 2020; $9m thereof as part of the disposal of the South African assets and the remaining $69m on consideration of future recoverability.
Award date (unvested awards and awards vested during the year)
2015

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
12
TAXATION CONTINUED
55
AngloGold Ashanti Limited <AFS>
US dollar millions
2020
2019
2018
Reconciliation to South African statutory rate
Implied tax charge at 28%
445
173 125
Increase (decrease) due to:
Expenses not tax deductible
(1)
29
28 28
Share of associates and joint ventures' profit
(78)
(47) (34)
Tax rate differentials
(2)
and withholding taxes
96
39 25
Exchange variations, translation and accounting adjustments
28
11 24
Current year tax losses not recognised (recognised) in deferred tax assets:
Obuasi mine
(6)
14 13
AngloGold Ashanti Holdings plc
31
29 36
North America
4
6 6
Siguiri
(8)
— —
Other
3
(2) (1)
Change in planned utilisation of deferred tax assets and impact of estimated deferred tax rate change
(14)
(5) —
Tax effect of retained SA items
16
3 (10)
Tax allowances
(1)
(1) (2)
Derecognition of deferred tax assets
78
— —
Impact of statutory tax rate change
—
2 (1)
Adjustment in respect of prior years
2
— 3
Income tax expense
625
250 212
(1)
Includes corporate, exploration and non-tax deductible rehabilitation costs and British Virgin Isle group losses.
(2)
Due to different tax rates in various jurisdictions, primarily Tanzania, Ghana and Guinea.
US dollar millions
2020
2019
2018
Analysis of unrecognised deferred tax assets
Tax losses available to be utilised against future profits
- utilisation required within one year
62
— 48
- utilisation required between one and two years
54
85 187
- utilisation required between two and five years
352
356 300
- utilisation required between five and twenty years
1,002
973 1,229
- utilisation in excess of twenty years
421
73 26
1,891
1,487 1,790
At the statutory tax rates the unrecognised value of deferred tax assets are: $487m (2019: $389m; 2018: $501m), mainly relating to tax losses incurred in the United Kingdom, North America, Ghana, Colombia and SA Corporate.
Income tax uncertainties
AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government, and others are defined by the general corporate income tax laws of the country.
The group has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the group is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the group’s business conducted within the country involved. Significant judgement is required in determining the worldwide provisions for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.
Irrespective of whether potential economic outflows of matters have been assessed as probable or possible, individually significant matters are included below, to the extent that disclosure does not prejudice the group.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
12
TAXATION CONTINUED
56
AngloGold Ashanti Limited
<AFS>
Argentina - Cerro Vanguardia SA
The Argentina Tax Authority has challenged the deduction of certain hedge losses, with tax and penalties amounting to $8m
(2019: $10m; 2018: $14m). Management has appealed this matter which has been heard by the Tax Court, with final evidence submitted in 2017. The matter is pending and judgement is expected in the next 24 months. Management is of the opinion that the hedge losses were claimed correctly and no provision has therefore been made.
Brazil - AGA Mineração and Serra Grande
The Brazil Tax Authority has challenged various aspects of the Companies’ tax returns for periods from 2003 to 2016 which individually and in aggregate are not considered to be material. Based on the engagement with the Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings. In December 2019, Serra Grande received a tax assessment of $20m (2019: $25m) relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity.
Management is of the opinion that the Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.
Colombia - La Colosa and Gramalote
The tax treatment of exploration expenditure has been investigated by the Colombian Tax Authority which resulted in claims for taxes and penalties of $86m
(1)
(2019: $88m; 2018: $144m) pertaining to the 2010 to 2014 tax years.
These assessments were appealed in 2016 (in the case of La Colosa) and resulted in an adverse judgement on
22 October 2018, in the Administrative Court of Cundinamarca. An appeal was lodged and all arguments submitted to the
Council of State on 21 August 2018, with an expected judgement in the next 12 to 18 months as at 31 December 2020. The deduction of exploration costs is prohibited from 2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the amended legislation. In July 2019, the Supreme Administrative
Court issued a ruling that duplicate penalties may not be charged. The impact of the ruling is that certain penalties will be waived, which reduces the overall exposure by $76m (2019: $76m). The matter is pending and may take two to four years to be resolved. Management is of the opinion that the Colombian Tax Authority is unlikely to succeed in this matter and therefore no provision is made.
(1)
Includes reduction of overall exposure by $76m (2019: $76m) as described above.
Ghana - Iduapriem
The Ghana Revenue Authority completed a tax audit for the 2018 year of assessment claiming a tax liability of $15m. The claim relates to corporate income taxes, where certain business expenses have been disallowed as a deduction for tax purposes. Management filed an objection to the assessment in September 2020 and is of the opinion that the Ghana Revenue
Authority is unlikely to succeed in this matter and therefore no provision has been made.
Guinea - Siguiri
The Guinea Tax Authority has challenged various aspects of the Companies’ tax returns for periods of 2010, and 2014 to
2016 totalling $8m (attributable) (2019: $12m (attributable); 2018: $8m (attributable)). An amount of $4m relating to the years
2014 to 2016 was paid in settlement of $10m of tax claims during the second half of 2020.
Tanzania - Geita Gold Mine
The Tanzania Revenue Authority has raised audit findings on various tax matters for years from 2009 to 2019 amounting to
$254m (2019: $164m; 2018: $163m) including additional tax assessments of $94m received in 2020. In addition, the Tanzania
Revenue Authority has issued Agency Notices on various local bank accounts of the Company in Tanzania, enforcing payments from those bank accounts, despite the matters being on appeal. In order to continue operating its bank accounts and to not impact operations, Geita paid various amounts under protest. Management has objected and appealed through various levels of the legislative processes. Management is of the opinion that the claims of the Tanzania Revenue Authority are unlikely to succeed.
In addition, it should be noted that amendments passed to Tanzanian legislation in 2017 amended the 2010 Mining Act and new Finance Act. Effective from 1 July 2017, the gold mining royalty rate increased to 6% (from 4%) and further a 1% clearing fee on the value of all minerals exported was imposed. The group has been paying the higher royalty and clearing fees since this date, under protest, and is of the view that this is in contravention of its Mining Development Agreement.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
12
TAXATION CONTINUED
57
AngloGold Ashanti Limited <AFS>
Tax impacts of COVID-19
As a result of the COVID-19 pandemic, governments have responded with various stimulus packages, to provide relief to companies and individuals, to ensure business and employment continuity. This has been achieved through various tax and employment concessions, over varying periods, mostly commencing in April 2020. In North America, the US Government
passed the Coronavirus Aid, Relief and Economic Security (CARES) Act on 27 March 2020. The bill provides various tax relief and incentives such as accelerated access to tax attributes created under the Tax Cuts and Jobs Act of 2017 (TCJA).
Other tax jurisdictions have provided tax relief in various forms to companies which will impact on tax planning and tax payments in the light of the uncertainty created by the pandemic. Management continues to evaluate these tax measures and applies them when appropriate.
13
EARNINGS (LOSS) PER ORDINARY SHARE
US cents per share
2020
2019
2018
Basic earnings (loss) per ordinary share
227
(3)
32
Continuing operations
225
87 52
The calculation of basic earnings (loss) per ordinary share is based on profits
(losses) attributable to equity shareholders of $946m (2019: $364m;
2018: $216m) and 419,033,516 (2019: 418,349,777; 2018: 417,122,155)
shares being the weighted average number of ordinary shares in issue during the financial year.
Discontinued operations
2
(90) (20)
The calculation of basic earnings (loss) per ordinary share is based on profits
(losses) attributable to equity shareholders of $7m (2019: ($376m);
2018: ($83m)) and 419,033,516 (2019: 418,349,777; 2018: 417,122,155)
shares being the weighted average number of ordinary shares in issue during the financial year.
Diluted earnings (loss) per ordinary share
227
(3)
32
Continuing operations
225
87 52
The calculation of diluted earnings (loss) per ordinary share is based on profits
(losses) attributable to equity shareholders of $946m (2019: $364m;
2018: $216m) and 419,481,450 (2019: 418,349,777; 2018: 417,379,405)
shares being the diluted number of ordinary shares.
Discontinued operations
2
(90) (20)
The calculation of diluted earnings (loss) per ordinary share is based on profits
(losses) attributable to equity shareholders of $7m (2019: ($376m); 2018:
($83m)) and 419,481,450 (2019: 418,349,777; 2018: 417,379,405) shares being the weighted average number of ordinary shares in issue during the financial year.
In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:
Number of shares
2020
2019
2018
Ordinary shares
416,399,307
414,407,622
411,412,947
Fully vested options and currently exercisable
(1)
2,634,209
3,942,155 5,709,208
Weighted average number of shares
419,033,516
418,349,777 417,122,155
Dilutive potential of share options
(2)
447,934
— 257,250
Fully diluted number of ordinary shares
419,481,450
418,349,777 417,379,405
(1)
Employee compensation awards are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.
(2)
The number of share options that could potentially dilute basic earnings in the future were not included as the effect was anti-dilutive were nil
(2019: 517,186; 2018: nil).

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>
13
EARNINGS (LOSS) PER ORDINARY SHARE CONTINUED
US dollar millions
2020
2019
2018
Headline earnings
The profit (loss) attributable to equity shareholders was adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders from continuing and discontinued operations
953
(12) 133
Net impairment (impairment reversal) on held for sale assets
(17)
549 (2)
Taxation on net impairment (impairment reversal) on held for sale assets
—
(165) —
Derecognition of assets
—
10 104
Taxation on derecognition of assets
—
— (26)
Loss on disposal of discontinued operations
80
— 24
Taxation on loss on disposal of discontinued operations
1
— (20)
Profit on sale of joint ventures
(1)
(19)
— —
Net loss (profit) on disposal of assets
2
(3) 8
Taxation on net (profit) loss on disposal of assets
—
— (1)
1,000
379 220
(1)
Tax effect has not been disclosed as the tax is less than $1m
Cents
Basic headline earnings per share
The calculation of basic headline earnings per ordinary share is based on basic headline earnings of $1,000m (2019: $379m; 2018: $220m) and 419,033,516
(2019: 418,349,777; 2018: 417,122,155) shares being the weighted average number of ordinary shares in issue during the year.
238
91 53
Diluted headline earnings per share
The calculation of diluted headline earnings per ordinary share is based on diluted headline earnings of $1,000m (2019: $379m; 2018: $220m) and
419,481,450 (2019: 418,349,777; 2018: 417,379,405) shares being the weighted average number of ordinary shares in issue during the year.
238
91 53
14
DIVIDENDS
US cents per share
2020
2019
2018
Ordinary shares
Dividend number 119 of 70 SA cents per share was declared on
20 February 2018 and paid on 6 April 2018 (6 US cents per share).
Dividend number 120 of 95 SA cents per share was declared on
19 February 2019 and paid on 8 April 2019 (7 US cents per share)
Dividend number 121 of 165 SA cents per share was declared on
21 February 2020 and paid on 27 March 2020 (9 US cents per share)

—
—
38

— 24
27 —
— —
38
27 24

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>
15
TANGIBLE ASSETS
US dollar millions
Mine
Mineral
rights
Exploration
and
Assets
development
Mine infra-
and
evaluation
under
Land and
costs
structure
(2)
dumps
assets
construction
buildings
(3)(4)
Total
Cost
Balance at 1 January 2018 5,562 4,382 892 5 490 83 11,414
Additions
- project capital 2 — — — 175 — 177
- stay-in-business capital 294 20 3 — 149 1 467
Disposals (5) (30) — (1) — (3) (39)
Transfers and other movements
(1)
60 (41) — — (270) 1 (250)
Translation (239) (119) (7) — (32) (5) (402)
Balance at 31 December 2018
5,674 4,212 888 4 512 77 11,367
Accumulated amortisation and
impairments
Balance at 1 January 2018 3,979 2,796 853 3 26 15 7,672
Amortisation for the year 397 233 2 1 — 1 634
Impairment and derecognition of
assets
(6)
—
104
—
—
—
—
104
Disposals (5) (27) — (1) — (2) (35)
Transfers and other movements
(1)
(52) (153) — — — — (205)
Translation (135) (42) (6) — 1 (2) (184)
Balance at 31 December 2018
4,184 2,911 849 3 27 12 7,986
Net book value at
31 December 2018
1,490 1,301 39 1 485 65 3,381
Cost
Balance at 1 January 2019 5,674 4,212 888 4 512 77 11,367
Additions
- project capital 43 — — 1 281 14 339
- stay-in-business capital 208 25 1 2 188 — 424
Finance costs capitalised
(5)
— — — — 6 — 6
Disposals (1) (16) — — — — (17)
Transfers and other movements
(1)
(259) 219 1 — (489) (16) (544)
Transfer to assets and liabilities held
for sale (660) (663) (9) — (90) (9) (1,431)
Translation (4) (1) — — (3) — (8)
Balance at 31 December 2019
5,001 3,776 881 7 405 66 10,136
Accumulated amortisation and
impairments
Balance at 1 January 2019 4,184 2,911 849 3 27 12 7,986
Amortisation for the year 392 215 1 1 — — 609
Impairment and derecognition of
assets
(6)
243
172
—
—
90
—
505
Disposals (1) (15) — — — — (16)
Transfers and other movements
(1)
(455) (53) 1 — (3) (12) (522)
Transfer to assets and liabilities held
for sale (488) (422) (5) — (88) — (1,003)
Translation (9) (5) — — (1) — (15)
Balance at 31 December 2019
3,866 2,803 846 4 25 — 7,544
Net book value at
31 December 2019
1,135 973 35 3 380 66 2,592

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
15
TANGIBLE ASSETS CONTINUED
60
AngloGold Ashanti Limited <AFS>
US dollar millions
Mine
development
costs
Mine infra-
structure
(2)
Mineral
rights
and
dumps
Exploration
and
evaluation
assets
Assets
under
construction
Land and
buildings
(3)(4)

Total
Cost
Balance at 1 January 2020
5,001
3,776
881
7
405
66
10,136
Additions
- project capital
64
—
—
1
246
20
331
- stay-in-business capital
180
8
1
—
179
2
370
Finance costs capitalised
(5)
—
—
—
—
17
—
17
Disposals
(1)
(26)
—
—
—
—
(27)
Transfers and other movements
(1)
(1,076)
186
(699)
2
(320)
24
(1,883)
Translation
157
9
5
(1)
6
—
176
Balance at 31 December 2020
4,325
3,953
188
9
533
112
9,120
Accumulated amortisation and
impairments
Balance at 1 January 2020
3,866
2,803
846
4
25
—
7,544
Amortisation for the year
345
179
5
1
—
—
530
Disposals
(1)
(25)
—
—
—
—
(26)
Transfers and other movements
(1)
(1,208)
(33)
(699)
—
—
—
(1,940)
Translation
117
6
4
—
1
—
128
Balance at 31 December 2020
3,119
2,930
156
5
26
—
6,236
Net book value at
31 December 2020
1,206
1,023
32
4
507
112
2,884
(1)
Transfers and other movements include amounts from deferred stripping, changes in estimates of decommissioning assets, asset reclassifications, derecognition of assets and initial recognition of joint operation share of property, plant and equipment.
(2)
Included in the amounts for mine infrastructure are assets held under finance leases with a net book value of nil (2019: nil; 2018: $45m).
(3)
Included in the amounts for land and buildings are assets held under finance leases with a net book value of nil (2019: nil; 2018: $3m).
(4)
Assets of $7m (2019: $9m; 2018: $10m) have been pledged as security.
(5)
The weighted average capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation was 4.52% (2019: 5.6%;
2018: nil)
(6)
Impairment and derecognition of assets is assessed as follows:
Impairment calculation assumptions as at 31 December 2020 - goodwill, tangible and intangible assets
Management assumptions for the value in use of tangible assets and goodwill include:
•
the gold price assumption represents management’s best estimate of the future price of gold. A long-term real gold price of $1,450/oz (2019: $1,300/oz; 2018: $1,239oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.
Annual life of mine plans take into account the following:
•
proved and probable Ore Reserve;
•
value beyond proved and probable Ore Reserve (including exploration potential) determined using the gold price assumption referred to above;
•
In determining the impairment for each cash generating unit, the real pre-tax rate was derived from the weighted average cost of capital (WACC) using the Capital Asset Pricing Model (CAPM) to determine the required return on equity with risk factors consistent with the basis used in 2019. At 31 December 2020, the derived group WACC was 9.1% (real post-tax)
which is 100 basis points higher than in 2019 of 8.1%, and is based on the industry average capital structure of the major gold companies considered to be appropriate peers. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. In certain instances, a specific risk premium was added to large projects being undertaken or the turnaround nature of a specific mine to address uncertainties in the forecast of the cash flows;
•
foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
•
cash flows used in impairment calculations are based on life of mine plans which range from 6 years to 26 years; and
•
variable operating cash flows are increased at local Consumer Price Index rates.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
15
TANGIBLE ASSETS CONTINUED
61
AngloGold Ashanti Limited <AFS>
US dollar millions
Carrying value
Value in use
Impairments and derecognitions of tangible assets
For the year ended 31 December, impairments and derecognitions of tangible assets were recognised for the following cash generating units (CGU's):
US dollar millions
2019
(1)
2018
First Uranium - Mine Waste Solutions 89 93
Surface Operations 18 1
Mponeng 384 4
Covalent 11 —
Obuasi — 5
Siguiri 2 —
AGA Mineração 1 —
Other — 1
505 104
No impairments were recognised in 2020.
(1)
Includes impairment of the South African asset disposal group, measured at fair value less costs to sell and disclosed in Discontinued operations.
Refer to note 9.
Impairment of cash generating units
The group reviews and tests the carrying value of its mining assets when events or changes in circumstances suggest that the carrying amount may not be recoverable.
Cash generating units with marginal headroom
Based on an analysis carried out by the group in 2020, the carrying value and value in use of the most sensitive CGU are:
Kibali
(1)(2)
1,482
1,614
(1)
It is estimated that a decrease of the long-term real gold price of $1,450/oz by 4.4%, would cause the receivable amount of Kibali to equal its carrying amount using a real post-tax weighted average cost of capital (WACC) discounted rate of 12.5% (2019: 9.7%). The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing are inextricably linked.
(2)
Equity accounted investment, included in investments in associates and joint ventures in the Statement of financial position.
16
RIGHT OF USE ASSETS AND LEASE LIABILITIES
The group leases various assets including buildings, plant and equipment and vehicles. The group’s lease obligations are secured by the lessors’ title to the leased assets for such leases.
RIGHT OF USE ASSETS
US dollar millions
Mine
infrastructure
Land and
buildings
Total
Cost
Impact of adopting IFRS 16 - 1 January 2019
119
9
128
Additions
- stay-in-business capital
32
—
32
Transfers and other movements
(1)
58 15 73
Transfer to assets and liabilities held for sale — (1) (1)
Translation — 1 1
Balance at 31 December 2019
209 24 233
Accumulated amortisation and impairments
Balance at 1 January 2019
—
—
—
Amortisation for the year 40 2 42
Transfers and other movements
(1)
21 12 33
Balance at 31 December 2019
61 14 75
Net book value at 31 December 2019
148 10 158

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
16
RIGHT OF USE ASSETS AND LEASE LIABILITIES CONTINUED
62
AngloGold Ashanti Limited <AFS>
RIGHT OF USE ASSETS CONTINUED
US dollar millions
Cost
Mine
infrastructure
Land and
buildings
Total
Balance at 1 January 2020
Additions
209
24
233
- stay-in-business capital
23
—
23
Derecognition and other movements
(13)
1
(12)
Translation
14
(1)
13
Balance at 31 December 2020
233
24
257
Accumulated amortisation and impairments
Balance at 1 January 2020
61
14
75
Amortisation for the year
45
2
47
Derecognition of assets
(11)
—
(11)
Translation
5
(1)
4
Balance at 31 December 2020
100
15
115
Net book value at 31 December 2020
133
9
142
(1)
Relates to contracts previously classified as leases under IAS 17 which the group has reassessed upon initial transition as leases under IFRS 16 as of 1 January 2019.
LEASE EXPENSES
US dollar millions
2020
2019
Amounts recognised in the income statement
Amortisation expense on right of use assets (note 4)
47
42
Interest expense on lease liabilities (note 7)
8
10
Expenses on short term leases
107
83
Expenses on variable lease payments not included in the lease liabilities
(1)
234
220
Expenses on leases of low value assets
(1)
24
2
(1)
Includes expenses at Obuasi that have been capitalised as part of the re-development project.
These expenses are allocated to cost of sales and corporate administration, marketing and other costs.
Total cash outflow for leases during the period amounted to $55m (2019: $51m), consisting of repayments of liabilities of
$47m (2019: $42m) and finance costs paid of $8m (2019: $9m).
LEASE LIABILITIES
US dollar millions
2020
2019
Reconciliation of lease liabilities
A reconciliation of the lease liabilities included in the statement of financial position is set out in the following table:
Opening balance
171
—
Lease liabilities recognised
23
160
Repayment of lease liabilities
(47)
(42)
Finance costs paid on lease liabilities
(8)
(9)
Interest charged to the income statement
8
10
Reclassification of finance leases from borrowings
—
60
Change in estimate
(1)
(5)
Translation
7
(3)
Closing balance
153
171
Lease finance costs paid included in the statement of cash flows
8
9

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
16
RIGHT OF USE ASSETS AND LEASE LIABILITIES CONTINUED
63
AngloGold Ashanti Limited <AFS>
US dollar millions
2020
2019
Maturity analysis of lease liabilities
Undiscounted cash flows
Less than and including 1 year
43
52
Between 1 and 5 years
83
89
Five years and more
36
57
Total
162
198
US dollar millions
2020
2019
Lease liabilities
Non-current
116
126
Current
37
45
Total
153
171
The group does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the group’s treasury function.
All lease contracts contain market review clauses in the event that the group exercises its option to renew.
Certain of the group’s contracts have a payment structure that is variable in nature and hence do not qualify for IFRS 16 lease accounting. These contracts consist of mostly mining and drilling contracts. The variable nature of these contracts is to allow equal sharing of pain and gain between the group and its contractors. The cash flows are not disclosed as their variability does not permit reliable forecasts. Short-term, low value and variable contracts continue to be recognised within cost of sales and corporate administration, marketing and other costs.
The weighted average incremental borrowing rate at the end of 31 December 2020 is 5.38% (2019: 4.72%).
17
INTANGIBLE ASSETS
US dollar millions
Goodwill
Other
Total
Cost
Balance at 1 January 2018
127
172
299
Additions — 1 1
Disposals — (3) (3)
Transfers and other movements
(1)
— 4 4
Translation (11) (7) (18)
Balance at 31 December 2018
116 167 283
Accumulated amortisation and impairments
Balance at 1 January 2018
—
161
161
Amortisation for the year — 5 5
Disposals — (3) (3)
Transfers and other movements
(1)
— 4 4
Translation — (7) (7)
Balance at 31 December 2018
— 160 160
Net book value at 31 December 2018
116 7 123
Cost
Balance at 1 January 2019
116
167
283
Transfer to assets and liabilities held for sale — (26) (26)
Transfers and other movements
(1)
— 3 3
Balance at 31 December 2019
116 144 260
Accumulated amortisation and impairments
Balance at 1 January 2019 — 160 160
Amortisation for the year — 3 3
Transfer to assets and liabilities held for sale — (26) (26)
Balance at 31 December 2019
— 137 137
Net book value at 31 December 2019
116
7
123

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>
17
INTANGIBLE ASSETS CONTINUED
US dollar millions
Goodwill
Other
Total
Cost
Balance at 1 January 2020
116
144
260
Additions
—
1
1
Transfers and other movements
(1)
—
(49)
(49)
Translation
10
—
10
Balance at 31 December 2020
126
96
222
Accumulated amortisation and impairments
Balance at 1 January 2020
—
137
137
Amortisation for the year
—
2
2
Transfers and other movements
(1)
—
(49)
(49)
Translation
—
1
1
Balance at 31 December 2020
—
91
91
Net book value at 31 December 2020
126
5
131
(1)
Transfers and other movements include amounts from asset reclassifications and amounts written off.
Impairment calculation assumptions for goodwill
Based on an analysis carried out by the group in 2020, the carrying value and value in use of the most sensitive cash generating unit (CGU) with goodwill is:
US dollar millions
2020
Sunrise Dam
Carrying Value
Value in use
229
538
As at 31 December 2020, the recoverable amount of Sunrise Dam exceeded its carrying amount by $309m. Sunrise Dam had $118m goodwill at that date.
It is estimated that a decrease of the long-term real gold price of $1,450/oz by 8%, would cause the recoverable amount of this CGU to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked.
Therefore it is possible that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill could require a material adjustment to the carrying amounts in future periods.
Net book value of goodwill allocated to each of the CGUs:
US dollar millions
2020
2019
2018
- Sunrise Dam
118
108
108
- Serra Grande
8
8 8
126
116 116
Real pre-tax discount rates applied in impairment calculations on the CGU for which the carrying amount of goodwill is significant is as follows:
- Sunrise Dam
(1)
8.7%
10.8% 8.3%
Goodwill has been allocated to its respective CGU's where it is tested for impairment as part of the CGU. The group reviews and tests the carrying value of goodwill on an annual basis for impairment. The discount rates for 2020 were determined on a basis consistent with the 2019 discount rates.
(1)
The value in use of the CGU is $538m in 2020 (2019: $363m; 2018: $750m).

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>
18
MATERIAL PARTLY-OWNED SUBSIDIARIES
Name
Non-controlling interest %
holding
2019
2018
Country of incorporation and
operation
7.5 7.5 Argentina
15.0 15.0 Republic of Guinea
Financial information of subsidiaries that have material non-controlling interests are provided below:
US dollar millions
2020
2019
2018
Profit (loss) allocated to material non-controlling interests
CVSA
8
5 9
Siguiri
10
— 8
Accumulated balances of material non-controlling interests
CVSA
14
13 14
Siguiri
31
23 32
Summarised financial information of subsidiaries is as follows. The information is based on amounts including inter-company balances.
US dollar millions
CVSA
Siguiri
Statement of profit or loss for 2020
Revenue
440
453
Profit (loss) for the year
84
68
Total comprehensive income (loss) for the year, net of tax
84
68
Attributable to non-controlling interests
8
10
Dividends paid to non-controlling interests
(6)
(3)
Statement of profit or loss for 2019
Revenue
390
349
Profit (loss) for the year 68 1
Total comprehensive income (loss) for the year, net of tax
68 1
Attributable to non-controlling interests 5 —
Dividends paid to non-controlling interests (7) (9)
Statement of profit or loss for 2018
Revenue
498
365
Profit (loss) for the year 119 56
Total comprehensive income (loss) for the year, net of tax
119 56
Attributable to non-controlling interests 9 8
Dividends paid to non-controlling interests (7) (8)
Statement of financial position as at 31 December 2020
Non-current assets
202
233
Current assets
(1)
254
224
Non-current liabilities
(123)
(138)
Current liabilities
(150)
(117)
Total equity
183
202
Statement of financial position as at 31 December 2019
Non-current assets 177 245
Current assets 202 170
Non-current liabilities (120) (141)
Current liabilities (82) (121)
Total equity
177 153
Statement of financial position as at 31 December 2018
Non-current assets
176
257
Current assets 215 157
Non-current liabilities (112) (64)
Current liabilities (78) (137)
Total equity
201 213
2020
Cerro Vanguardia S.A. (CVSA)
7.5
Société AngloGold Ashanti de Guinée S.A. (Siguiri)
15.0

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>
Name
Effective %
Description
Country of incorporation and operation
18
MATERIAL PARTLY-OWNED SUBSIDIARIES CONTINUED
US dollar millions
CVSA
Siguiri
Statement of cash flows for the year ended 31 December 2020
Cash inflow (outflow) from operating activities
169
63
Cash inflow (outflow) from investing activities
(16)
(30)
Cash inflow (outflow) from financing activities
(59)
(11)
Net increase (decrease) in cash and cash equivalents
94
22
Statement of cash flows for the year ended 31 December 2019
Cash inflow (outflow) from operating activities
107
46
Cash inflow (outflow) from investing activities (30) (22)
Cash inflow (outflow) from financing activities (47) (30)
Net increase (decrease) in cash and cash equivalents
30 (6)
Statement of cash flows for the year ended 31 December 2018
Cash inflow (outflow) from operating activities
179
84
Cash inflow (outflow) from investing activities (36) (96)
Cash inflow (outflow) from financing activities (140) (6)
Net increase (decrease) in cash and cash equivalents
3 (18)
(1)
CVSA had a cash balance of $137m equivalent as at 31 December 2020, of which $50m is currently eligible to be declared as dividends. Application has been made to the Central Argentine Bank to approve $11m of this eligible amount to be paid offshore to AngloGold Ashanti. Approval is pending.
The cash is fully available for CVSA’s operational requirements.
19
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
US dollar millions
2020
2019
2018
Carrying value
Investments in associates
47
40 36
Investments in joint ventures
1,604
1,541 1,492
1,651
1,581 1,528
Detailed disclosures are provided for the years in which investments in associates and joint ventures are considered to be material.
Summarised financial information of immaterial associates is as follows:
US dollar millions
2020
2019
2018
Aggregate statement of profit or loss for associates (attributable)
Revenue
29
20 19
Operating (expenses) income
(1)
(6)
3 (4)
Taxation
—
— (1)
Profit (loss) for the year
23
23 14
Total comprehensive profit (loss) for the year, net of tax
23
23 14
(1)
Includes share of associate profit
Investments in material joint ventures comprise:
2020
2019
2018
Kibali Goldmines S.A.
(1)
45.0
45.0
45.0
Exploration and mine
development
The Democratic Republic of the Congo
(1)
AngloGold Ashanti Limited has a 50% interest in Kibali (Jersey) Limited (Kibali) which holds our effective 45% interest in Kibali Goldmines S.A.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
19
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES CONTINUED
67
AngloGold Ashanti Limited <AFS>
US dollar millions
2020
2019
2018
Carrying value of joint ventures
Kibali
1,604
1,506
1,439
Immaterial joint ventures
(1)
—
35
53
1,604
1,541
1,492
Reversal (impairment) of investments in joint ventures
—

—
1
Sadiola (note 8)
(2)
6
14
The cumulative unrecognised share of losses of the joint ventures:
Morila
(3)
8
8
Yatela
2
3
(1)
Following an amendment to the Gramalote joint venture shareholders agreement, the joint arrangement classification was reassessed. The updated facts and circumstances indicate that the joint venture changed to a joint operation during the year. As a result, the group recognises its share of revenue, expenses, assets and liabilities of the joint operation.
(2)
Sold effective 30 December 2020.
(3)
Sold effective 10 November 2020.
Summarised financial information of joint ventures is as follows (not attributable):
Kibali
US dollar millions
2020
2019
2018
Statement of profit or loss
Revenue
1,443
1,123
1,098
Other operating costs and expenses
(541)
(479)
(539)
Amortisation of tangible and intangible assets
(241)
(282)
(330)
Finance costs and unwinding of obligations
(6)
(4)
(4)
Interest received
7
4
3
Taxation
(157)
(62)
(16)
Profit for the year
505
300
212
Total comprehensive income for the year, net of tax
505
300
212
Dividends received from joint venture (attributable)
140
75
89
Statement of financial position
Non-current assets
2,459
2,522
2,659
Current assets
120
183
205
Cash and cash equivalents
(1)
944
453
124
Total assets
3,523
3,158
2,988
Non-current financial liabilities
50
45
29
Other non-current liabilities
118
26
24
Current financial liabilities
15
11
11
Other current liabilities
106
66
64
Total liabilities
289
148
128
Net assets
3,234
3,010
2,860
Group's share of net assets
1,617
1,505
1,430
Other
(2)
(13)
1
9
Carrying amount of interest in joint venture
1,604
1,506
1,439
(1)
At 31 December 2020, the Company’s attributable share of the outstanding cash balances awaiting repatriation from the DRC amounted to $424m.
Barrick Gold Corporation (Barrick), the operator of the Kibali joint venture, continues to engage with the DRC Government regarding the 2018 Mining
Code and the cash repatriation.
(2)
Includes amounts relating to additional costs and contributions at acquisition as well as minority interests.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
19
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES CONTINUED
68
AngloGold Ashanti Limited <AFS>
US dollar millions
2020
2019
2018
Aggregate statement of profit or loss for immaterial joint ventures
(attributable)
Revenue
—
111 112
Other operating costs and expenses
(2)
(94) (92)
Amortisation of tangible and intangible assets
—
(7) (15)
Profit on sale of joint ventures
19
— —
Taxation
—
(7) (2)
Profit (loss) for the year
17
3 3
Total comprehensive income (loss) for the year, net of tax
17
3 3
20
OTHER INVESTMENTS
US dollar millions
2020
2019
2018
Listed investments
(1)
Non-current investments
Equity investments at fair value though profit and loss (FVTPL)
Balance at end of year
—
— 19
Equity investments at fair value though OCI (FVTOCI)
Balance at beginning of year
72
63 47
Additions
9
9 13
Disposals
—
— (7)
Fair value adjustments
98
— 10
Transfer from unlisted non-current investments
7
—
—
Balance at end of year
186
72 63
The non-current equity investments consist of ordinary shares and collective investment schemes and primarily comprise:
Corvus Gold Corporation
59
41 43
Various listed investments held by Environmental Rehabilitation Trust Fund
—
— 16
Pure Gold Mining
126
31 18
Other
1
— 5
186
72 82
Investments at amortised cost - Non-current
Balance at end of year
—
— 12
Current investments
Listed investments - FVTOCI
(2)
—
10 6
Book value of listed investments
186
82 100
Unlisted investments
Non-current investments
Balance at beginning of year
4
47 54
Additions
—
45 48
Maturities
—
(44) (45)
Transfer to non-current assets and liabilities held for sale
—
(48) —
Transfer to listed non-current investments
(7)
— —
Fair value adjustments - FVTOCI
—
2 —
Fair value adjustments - FVTPL warrants
5
— —
Other
—
— (2)
Translation
—
2 (8)
Balance at end of year
2
4 47
Book value of unlisted investments
2
4 47
Non-current other investments
188
76 141
Total book value of other investments
188
86 147
(1)
The group’s listed equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments. At the reporting date, the FVTOCI equity investments were listed on the Toronto Stock Exchange.
(2)
The investment in Sandstorm was disposed in 2020.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
21
INVENTORIES
69
AngloGold Ashanti Limited <AFS>
US dollar millions
2020
2019
2018
Non-current
Raw materials - ore stockpiles
69
93
106
Current
Raw materials
- ore stockpiles
262
229
251
- heap-leach inventory
5
4
3
Work in progress
- metals in process
46
51
44
Finished goods
- gold doré/bullion
42
42
57
- by-products
—
1
—
Total metal inventories
355
327
355
Mine operating supplies
378
305
297
733
632
652
Total inventories
(1)
802
725
758
(1)
The amount of the write-down of ore stockpiles and mine operating supplies to net realisable value, and recognised as an expense in cost of sales is $7m (2019: $4m; 2018: $19m).
22
TRADE, OTHER RECEIVABLES AND OTHER ASSETS
US dollar millions
2020
2019
2018
Non-current
Deferred compensation asset
28
—
—
Prepayments
12
15
18
Recoverable tax, rebates, levies and duties
195
107
84
235
122
102
Current
Trade and loan receivables
56
47
33
Prepayments
56
61
42
Recoverable tax, rebates, levies and duties
(1)
100
130
116
Other receivables
17
12
18
229
250
209
Total trade, other receivables and other assets
464
372
311
There is a concentration of risk in respect of amounts due from Revenue
Authorities for recoverable tax, rebates, levies and duties from subsidiaries in the Africa Region segment. These values are summarised as follows:
Recoverable value added tax
215
167
126
Recoverable fuel duties
(2)
—
43
41
Appeal deposits
34
10
10
(1)
Includes taxation asset, refer note 31.
(2)
Fuel duty claims were written off during 2020.
Geita Gold Mine
Geita Gold Mine (GGM) in Tanzania net indirect tax receivables balance increased by $20m to $139m (2019: $119m;
2018: $84m).
No refunds were received in cash or offset against provisional corporate tax payments were made in the current year. Claims relating to periods pre July 2017 totalling $9m were offset against provisional corporate tax payments in 2019. Amounts set off against VAT claims have been certified by an external advisor and verified by the Tanzania Revenue Authority (“TRA”).
The TRA acknowledged the majority of the offsets during December 2019. The remaining disputed balance was objected to as GGM believe that the claims have been correctly lodged pursuant to Tanzanian law.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>
22
TRADE, OTHER RECEIVABLES AND OTHER ASSETS CONTINUED
An amendment, effective 20 July 2017, to Tanzania's mining legislation included an amendment to the Value Added Tax Act,
2014 (No. 5) (2015 VAT Act) to the effect that no input tax credit can be claimed for the exportation of “raw minerals”. The
Written Laws (Miscellaneous Amendments) (No. 2) Act, 2019, issued during 2019, provides a definition for "raw minerals".
However, GGM has received notices from the TRA that they are not eligible for VAT relief from July 2017 onwards on the basis that all production constitutes “raw minerals” for this purpose.
The basis for dispute of the disqualifications is on the interpretation of the legislation. Management's view is the definition of
"raw minerals" provided in the Written Laws (Miscellaneous Amendments) (No. 2) Act. 2019 excludes gold doré. Gold bearing ore is mined from the open pit and underground mining operations, where it is further crushed and milled to maximise the gold recovery process, producing gold doré exceeding 80% purity as well as beneficiated products (concentrate). On this basis the mined doré and concentrate do not constitute “raw minerals” and accordingly the VAT claims are valid. Management have obtained a legal opinion that supports management’s view that doré does not constitute a “raw mineral”.
The Finance Act 2020 became effective on 1 July 2020. The Finance Act amended the VAT Act by deleting the disqualification of VAT refunds due to the exportation of “raw minerals”. The deletion is intended to ensure the recovery of VAT refunds from
July 2020, although the amendment cannot be applied retrospectively, it confirms that VAT refunds from July 2017 onwards are due to GGM. On 30 January 2021, management received a proposal from the TRA to settle VAT objections filed between
2017 and 2020, confirming the TRA’s position to disqualify all VAT refunds requested by GGM for the period from July 2017 to June 2020. Management is not in agreement with the proposal and will pursue legal remedies provided to taxpayers by
Tanzanian law.
The total VAT claims submitted from July 2017 to June 2020 amount to $164m (of the total, $25m of claims were submitted in 2020). All disqualifications received from the TRA have been objected to by GGM in accordance with the provisions and time frames set out in the Tax Administration Act, 2015 (No. 10). Claims of $27m were submitted between July 2020 and
December 2020 taking the total claims to $191m. The net indirect tax receivable at 31 December 2020 of $139 million, reflects the discounting effects applied to the timing of when GGM expects to offset its indirect tax claims against future income taxes of GGM.
CVSA
On 4 September 2018, a decree was published by the Argentinian Government, which reintroduced export duties for products exported from Argentina. The export duty rate was 12% on the freight on board (FOB) value of goods exported, including gold, paid in country. The duty was limited so as not to exceed ARS $4 for each US dollar exported. On 14 December 2019, the Government of Argentina announced that the cap of ARS $4 for each US dollar exported, would be replaced by a flat rate of 12% for 2020. On 2 October 2020, the Government of Argentina extended the export duties until 31 December 2021, at a rate of 8% for gold bullion. In terms of the Stability Agreement between CVSA and the Government of Argentina, CVSA has a right of refund or offset of these amounts paid as established by its Stability Agreement, which provides for a 30% taxation cap on annual taxes and duties paid by CVSA. As a result of the taxation cap, export duty receivables amount to $23m
(2019: $25m).
23
CASH RESTRICTED FOR USE
US dollar millions
2020
2019
2018
Non-current
31
31
35
Current
Cash restricted by prudential solvency requirements and other
24
27
24
Cash balances held by the Tropicana - joint operation
18
6
7
42
33
31
Total cash restricted for use (notes 35 and 36)
73
64
66
24
CASH AND CASH EQUIVALENTS
US dollar millions
2020
2019
2018
Cash and deposits on call
1,081
417
312
Money market instruments
249
39
17
Total cash and cash equivalents (notes 35 and 36)
1,330
456
329

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
25
SHARE CAPITAL AND PREMIUM
71
AngloGold Ashanti Limited <AFS>
US dollar millions
2020
2019
2018
Share capital
Authorised
600,000,000 ordinary shares of 25 SA cents each
23
23 23
2,000,000 A redeemable preference shares of 50 SA cents each
—
— —
5,000,000 B redeemable preference shares of 1 SA cent each
—
— —
30,000,000 C redeemable preference shares of no par value
—
— —
23
23 23
Issued and fully paid
416,890,087 (2019: 415,301,215; 2018: 412,769,980) ordinary shares of
25 SA cents each
17
17 16
2,000,000 A redeemable preference shares of 50 SA cents each
—
— —
778,896 B redeemable preference shares of 1 SA cent each
—
— —
17
17 16
Treasury shares held within the group:
2,778,896 A and B redeemable preference shares
—
— —
17
17 16
Share premium
Balance at beginning of year
7,235
7,208 7,171
Ordinary shares issued - share premium
15
27 37
7,250
7,235 7,208
Less: held within the group
Redeemable preference shares
(53)
(53) (53)
Balance at end of year
7,197
7,182 7,155
Share capital and premium
7,214
7,199 7,171
The rights and restrictions applicable to the A, B and C redeemable preference shares were unchanged during 2020.
The cancellation of all redeemable preference shares, is in process.
26
BORROWINGS
US dollar millions
2020
2019
2018
Unsecured
Debt carried at amortised cost
Rated bonds - issued July 2012
764
762 761
Semi-annual coupons are paid at 5.125% per annum. The bonds were issued on 30 July 2012, are repayable on 1 August 2022 and are US dollar-based.
Rated bonds - issued April 2010
295
1,003 1,002
Semi-annual coupons are paid at 5.375% per annum on $700m 10-year bonds and at 6.5% per annum on $300m 30-year bonds. The $700m were repaid on
15 April 2020 and the $300m bonds are repayable in April 2040. The bonds are US dollar-based.
Rated bonds - issued October 2020
692
— —
Semi-annual coupons are paid at 3.75% per annum. The bonds were issued on 1 October 2020, are repayable on 1 October 2030 and are US dollar-based.
Multi-currency syndicated revolving credit facility ($1.4bn multi-currency RCF)
—
15 —
The Facility consists of a US dollar based facility with interest charged at a margin of 1.45% above LIBOR and an Australian dollar based facility capped at $500m with a margin of 1.45% above BBSY. The applicable margin is subject to a ratings grid. The facility was issued on 23 October 2018 and is available until 23 October 2023.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
26
BORROWINGS CONTINUED
72
AngloGold Ashanti Limited <AFS>
US dollar millions
2020
2019
2018
Syndicated loan facility (R1.4bn)
—
—
28
Quarterly interest paid at JIBAR plus 1.65% per annum. The facility was issued on 7 July 2015 and was cancelled on 19 February 2020. The loan was SA rand-
based.
Syndicated loan facility (R1bn)
—
72 35
Quarterly interest paid at JIBAR plus 1.3% per annum. The facility was issued on 3 November 2017. During 2020 the facility was fully repaid and voluntarily cancelled on 11 November 2020. The loan was SA rand-based.
Siguiri revolving credit facilities ($65m)
67
67 —
Interest paid at 8.5% above LIBOR. The facility was issued on 23 August 2016 and is available until 3 May 2022 and is US dollar-based.
Geita revolving credit facility ($150m)
113
114 60
Multi-currency RCF consisting of Tanzanian shilling component which is capped at the equivalent of US$45m. This component bears interest at 12.5%.
The remaining USD component of the facility bears interest at LIBOR plus
6.7%. The facility matures on 22 June 2021.
Revolving credit facilities ($100m)
—
— 103
During 2019 the loans were refinanced and included in the Geita and Siguiri revolving credit facilities.
Secured
Finance leases
(1)
—
— 57
Other
—
— 4
Total borrowings (note 35)
1,931
2,033 2,050
Current portion of borrowings (note 36)
(142)
(734) (139)
Total non-current borrowings (note 36)
1,789
1,299 1,911
Amounts falling due
Within one year
142
734 139
Between one and two years
812
110 734
Between two and five years
—
898 860
After five years
977
291 317
(note 35)
1,931
2,033 2,050
(1)
The finance leases have been included in the lease liabilities from 1 January 2019 (refer to note16).
IBOR linked borrowings
The Interest Rate Benchmark Reform - Phase 2 Amendments will have an effect on the group financial statements. The group has revolving credit facilities which reference to LIBOR, some of which extend beyond 2021. These facilities have yet to transfer to an alternative benchmark interest rate. The table below provides the details of these contracts:
US dollar millions
Carrying value
at 31 December
2020
Repayable
within
one year
Repayable
within
one to two
years
Siguiri revolving credit facility ($65m)
67
2
65
Geita revolving credit facility ($105m)
(1)
67 67 —
Multi-currency syndicated revolving credit facility ($1.4bn multi-currency RCF)
(2)
—
— —
(1)
The Geita RCF consists of a Tanzanian shilling component which is capped at the equivalent of US$45m and this component bears interest at
12.5%. The remaining component bears interest at LIBOR plus 6.7%.
(2)
The $1.4bn multi-currency is undrawn at 31 December 2020 and is available until 23 October 2023.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
26
BORROWINGS CONTINUED
73
AngloGold Ashanti Limited <AFS>
US dollar millions
2020
2019
2018
Currency
The currencies in which the borrowings are denominated are as follows:
US dollar
1,884
1,893 1,896
Australian dollar
—
21 48
SA rand
—
72 75
Tanzanian shillings
47
47 29
Brazilian real
—
— 2
(notes 35)
1,931
2,033 2,050
Undrawn facilities
Undrawn borrowing facilities as at 31 December are as follows:
Syndicated revolving credit facility (R2.5bn) - SA rand
(1)
179 174
Syndicated revolving credit facility (R1.4bn) - SA rand
(2)
100 70
FirstRand Bank Limited (R500m (2019 & 2018: R750m)) - SA rand
34
54 52
Revolving credit facility (R1bn) - SA rand
(3)
— 35
Multi-currency syndicated revolving credit facility ($1.4bn) - US Dollar
1,400
1,379 1,400
Revolving credit facility - $150m
41
40 57
1,475
1,752 1,788
Change in liabilities arising from financing activities:
Reconciliation of borrowings (excluding lease liabilities)
(4)
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:
Opening balance
2,033
2,050 2,268
Proceeds from borrowings
2,226
168 753
Repayment of borrowings
(2,310)
(123) (967)
Finance costs paid on borrowings
(114)
(122) (117)
Deferred loan fees
4
(7) —
Other borrowing fees
(15)
— —
Interest charged to the income statement
115
127 127
Reclassification of finance leases to lease liabilities
—
(60) —
Translation
(8)
— (14)
Closing balance
1,931
2,033 2,050
Reconciliation of finance costs paid:
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:
Finance costs paid on borrowings
114
122 117
Capitalised finance cost
(17)
(6) —
Commitment fees, utilisation fees and other borrowing costs
13
12 13
Total finance costs paid
110
128 130
(1)
R2.5bn Syndicated loan facility issued December 2017 was cancelled on 23 October 2020.
(2)
R1.4bn Syndicated loan facility issued July 2015 was cancelled on 19 February 2020.
(3)
R1bn Syndicated loan facility issued November 2017 was cancelled on 11 November 2020.
(4)
Refer note 16 for changes in lease liabilities arising from financing activities.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
27
ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS
74
AngloGold Ashanti Limited
<AFS>
US dollar millions
2020
2019
2018
Environmental rehabilitation obligations
Provision for decommissioning
Balance at beginning of year
196
237
286
Charge to income statement
—
—
1
Change in estimates
(1)
17
29
(47)
Unwinding of decommissioning obligation
2
10
12
Transfer to assets and liabilities held for sale
—
(81)
—
Utilised during the year
—
(1)
(1)
Translation
4
2
(14)
Balance at end of year
219
196
237
Provision for restoration
Balance at beginning of year
423
385
409
Charge to income statement
2
(1)
2
Change in estimates
(1)
15
50
(28)
Unwinding of restoration obligation
4
9
12
Transfer to assets and liabilities held for sale
—
(15)
—
Utilised during the year
(11)
(5)
(3)
Translation
7
—
(7)
Balance at end of year
440
423
385
Other provisions
(2)
Balance at beginning of year
78
205
247
Charge to income statement
12
39
24
Change in estimates
5
27
18
Transfer to assets and liabilities held for sale
—
(115)
—
Transfer from (to) short term provisions included in trade and other payables
2
(73)
(26)
Unwinding of other provisions
4
6
7
Utilised during the year
(22)
(16)
(35)
Translation
(7)
5
(30)
Balance at end of year
72
78
205
Total environmental rehabilitation and other provisions
731
697
827
(1)
The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities. These provisions are expected to unwind beyond the end of the life of mine.
(2)
Other provisions include the long-term provision for the silicosis class action litigation of $49m (2019: $54m; 2018: $47m), the short-term portion of
$12m (2019: $11m; 2018: $16m) has been included in trade and other payables. The balance of other provisions comprises claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims relating to levies, surcharges and environmental legal disputes and shareholder claim related to stamp duties. These liabilities are expected to be settled over the next two-to five-year period.
28
PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS
US dollar millions
2020
2019
2018
Defined benefit plans
The retirement schemes consist of the following:
Post-retirement medical scheme for AngloGold Ashanti's South African employees
77
93
93
Other defined benefit plans
6
7
7
83
100
100

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
28
PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS CONTINUED
75
AngloGold Ashanti Limited <AFS>
US dollar millions
2020
2019
2018
Post-retirement medical scheme for AngloGold Ashanti's South African employees
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2020.
Information with respect to the defined benefit liability is as follows:
Benefit obligation
Balance at beginning of year
93
93 115
Interest cost
7
8 9
Benefits paid
(7)
(8) (10)
Actuarial (gain) loss
(9)
(2) (5)
Translation
(5)
2 (16)
Balance at end of year
79
93 93
Settlement gain
(2)
— —
Net amount recognised
77
93 93
Components of net periodic benefit cost
Interest cost
7
8 9
Net periodic benefit cost
7
8 9
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
9.14%
9.15% 9.57%
Expected increase in health care costs
6.06%
7.25% 7.35%
Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year
6.06%
7.25% 7.35%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)
6.06%
7.25% 7.35%
Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:
Effect on total service and interest cost - 1% point increase
—
1 1
Effect on post-retirement benefit obligation - 1% point increase
4
7 7
Effect on total service and interest cost - 1% point decrease
—
(1) (1)
Effect on post-retirement benefit obligation - 1% point decrease
(4)
(6) (7)
Cash flows
Contributions
AngloGold Ashanti Limited expects to contribute $8m to the post-retirement medical plan in 2021.
Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2021
8
2022
9
2023
9
2024
9
2025
9
Thereafter
33

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
29
DEFERRED TAXATION
76
AngloGold Ashanti Limited <AFS>
US dollar millions
2020
2019
2018
Deferred taxation relating to temporary differences is made up as follows:
Liabilities
Tangible assets (owned)
373
370 521
Right-of-use assets
40
48 —
Inventories
20
24 37
Other
13
9 5
446
451 563
Assets
Provisions
122
209 218
Lease liabilities
42
52 —
Tax losses
15
45 24
Other
28
9 6
207
315 248
Net deferred taxation liability
239
136 315
Included in the statement of financial position as follows:
Deferred tax assets
7
105 —
Deferred tax liabilities
246
241 315
Net deferred taxation liability
239
136 315
The movement on the net deferred tax balance is as follows:
Balance at beginning of year
136
315 359
Taxation of items included in income statement from continuing and discontinued operations
53
(189) (30)
Taxation of non-current assets and liabilities included in discontinued
operations
28
— —
Taxation on items included in other comprehensive income
6
(2) 5
Transfer to non-current assets and liabilities held for sale
—
15 —
Translation
16
(3) (19)
Balance at end of year
239
136 315
Provision has been made for South African income tax or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures, where the group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $1,806m (2019: $1,787m
(1)
  ; 2018: $1,663m   )
(1)
if remitted, the undistributed earnings may be subject to withholding taxes between 0% - 10%.
(1)
Prior year amounts have been represented to disclose the gross undistributed earnings. The representation has no impact on deferred tax previously recognised.
30
TRADE, OTHER PAYABLES AND PROVISIONS
US dollar millions
2020
2019
2018
Non-current
Other Payables
8
15 3
Current
Trade payables
403
365 350
Accruals
(1)
191
167 186
Short-term provisions
30
53 20
Derivatives
—
— 9
Other payables
3
1 29
627
586 594
Total trade, other payables and provisions
635
601 597
Current trade and other payables are non-interest bearing and are normally settled within 60 days.
(1)
Includes accrual for silicosis of $12m (2019: $11m; 2018: $16m).

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
31
TAXATION
77
AngloGold Ashanti Limited <AFS>
US dollar millions
2020
2019
2018
Balance at beginning of year
62
54 50
Refunds during the year
—
7 5
Payments during the year
(431)
(228) (171)
Taxation of items included in the income statement
562
298 242
Offset of VAT and other taxes
(41)
(50) (63)
Transfer from tax receivable relating to North America
(4)
(10) —
Withholding tax transferred to trade, other payables and provisions
(7)
— —
Translation
(2)
(9) (9)
Balance at end of year
139
62 54
Included in the statement of financial position as follows:
Taxation asset included in trade, other receivables and other assets
(14)
(10) (6)
Taxation liability
153
72 60
139
62 54
32
CASH GENERATED FROM OPERATIONS
US dollar millions
2020
2019
2018
Profit before taxation
1,589
619 445
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
—
(6) 6
Amortisation of tangible assets and right of use assets (note 4)
568
580 553
Finance costs and unwinding of obligations (note 7)
177
172 168
Environmental, rehabilitation and other expenditure
(50)
(6) (23)
Impairment, derecognition of assets and (profit) loss on disposal
(1)
3 5
Other expenses (income)
51
41 28
Amortisation of intangible assets (note 4)
2
3 5
Interest income
(27)
(14) (8)
Share of associates and joint ventures' profit (note 8)
(278)
(168) (122)
Other non-cash movements
35
43 (4)
Movements in working capital
(238)
(165) (122)
1,828
1,102 931
Movements in working capital:
Increase in inventories
(83)
(67) (2)
Increase in trade, other receivables and other assets
(163)
(138) (74)
Increase (decrease) in trade, other payables and provisions
8
40 (46)
(238)
(165) (122)
33
RELATED PARTIES
US dollar millions
2020
2019
2018
Material related party transactions were as follows
(not attributable):
Sales and services rendered to related parties
Associates
11
19 —
Joint ventures
8
7 10
Purchases and services acquired from related parties
Associates
20
12 19
Joint ventures
1
1 —
Outstanding balances arising from sale of goods and services due by related parties
Associates
11
19 19
Joint ventures
—
1 —
Amounts owed to/due by related parties above are unsecured and non-
interest bearing.
Loans advanced to joint ventures and associates
Loans advanced to associates and joint ventures are included in the carrying value of investments in associates and joint ventures (note 19).

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>
Executive Committee member
Notice
Period
Change in
control
33
RELATED PARTIES CONTINUED
Executive contracts
All members of the Executive Management team have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the Company’s Deferred Share Plan (DSP).
South African-based executives are paid a portion of their remuneration offshore, which is detailed under a separate contract.
This reflects global roles and responsibilities and takes account of offshore business requirements.
The executive contracts are reviewed annually and currently continue to include a change in control provision. The change in control is subject to the following triggers:
•
The acquisition of all or part of AngloGold Ashanti; or
•
A number of shareholders holding less than thirty-five percent of the Company’s issued share capital consorting to gain a majority of the board and make management decisions; and
•
The contracts of Executive Committee members are either terminated or their role and employment conditions are curtailed.
In the event of a change in control becoming effective, the executive management team will in certain circumstances be subject to both the notice period and the change in control contract terms. The notice period applied per category of executive and the change in control periods as at 31 December 2020 were as follows:
CEO
(1)
12 months
12 months
CFO
(2)
6 months
6 months
Other Executive Management team members
6 months
6 months
(1)
KC Ramon in her Interim CEO role remains on a 6 months notice period and 6 month change in control period.
(2)
I Kramer in his Interim CFO role remains on a 3 months notice period and a 3 months change in control period.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
AngloGold Ashanti Limited <AFS>
79
33    RELATED PARTIES CONTINUED
Directors and other key management personnel
Executive directors’ and prescribed officers’ remuneration
The tables below illustrate the single total figure of remuneration and the total cash equivalent received reconciliation of Executive Directors and Prescribed Officers as prescribed by King IV.
It comprises an overview of all the pay elements available to the executive management team for the year ended 31 December 2020.
The following are definitions of terminology used in the adoption of the reporting requirements under King IV.
Reflected
In respect of the DSP awards, remuneration is reflected when performance conditions have been met during the reporting period.
Settled
This refers to remuneration that has been included in prior reporting periods and has now become payable (but may not yet have been paid) to the executive in the current period.
Single total figure of
remuneration
Base Salary
Pension
scheme
benefits
Cash in
lieu of
dividends
Other
benefits
(2)
Awards earned during the period
reflected but not yet settled
Other
Payments
Single total figure of remuneration
ZAR
denominated
portion
USD/AUD
denominated
portion
(1)
DSP awards
(3)
2020
2019
2018
ZAR '000
ZAR '000
ZAR '000
ZAR '000
ZAR '000
ZAR '000
ZAR '000
ZAR '000
USD '000
(9)
USD '000
(9)
USD '000
(9)
Executive directors
KPM Dushnisky
(4)
— 21,657 5,266 13 1,759
25,796
—
54,491
3,312
6,268 7,570
KC Ramon
(5)
5,864 4,594 834 385 924
22,507
16,513
51,621
3,138
5,097 3,547
Total executive directors
5,864
26,251
6,100
398
2,683
48,303
16,513
106,112
6,450
11,365
11,117
Prescribed officers
SD Bailey
4,465 3,305 — 75 1,259
24,103
—
33,207
2,019
2,190 —
PD Chenard 5,282 4,255 — — 2,468
8,554
—
20,559
1,250
3,292 —
GJ Ehm — 10,462 284 409 710
32,108
—
43,973
2,673
4,742 3,286
L Eybers — 10,832 284 377 798
31,896
—
44,187
2,686
4,659 2,511
I Kramer
(6)
1,156 — 144 — 24
6,085
289
7,698
468
— —
L Marwick
(7)
1,896 939 256 — 136
16,615
571
20,413
1,241
— —
S Ntuli 5,202 3,851 728 95 1,387
26,942
—
38,205
2,322
2,565 —
ME Sanz Perez
(8)
2,353 1,763 514 300 1,809
—
—
6,739
410
3,868 2,833
TR Sibisi 4,484 3,518 1,000 258 58
20,802
—
30,120
1,831
3,514 2,699
Total prescribed officers
24,838
38,925
3,210
1,514
8,649
167,105
860
245,101
14,900
24,830
11,329
Notes:
(1)
Salary denominated in USD/AUD for global roles and responsibilities converted to ZAR on payment date.
(2)
Other benefits include health care, group personal accident, disability, funeral cover, accommodation allowance, pension allowance, airfare and surplus leave encashed. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.
(3)
The fair value of the DSP comprises of a cash bonus and share awards for the year ended 31 December 2020. The cash bonus is payable in February 2021 and the share awards are allocated in February 2021. Shares vest over a 5-year period in equal tranches.
(4)
KPM Dushnisky received the cash portion only for 2020 due to his resignation, aligned to the standard terms and conditions of termination.
(5)
KC Ramon was appointed as Interim CEO effective 1 September 2020. Included in the DSP award is the DSP cash bonus and share award for 2020 calculated on the CFO role for 8 months only. Other payments reflect the acting allowance paid and the DSP cash bonus and share award for the acting period of 4 months calculated on the CEO target bonus opportunity.
(6)
I Kramer was appointed as Interim CFO and prescribed officer effective 1 September 2020. All salary payments including, pension and other benefits, were pro-rated and aligned to the appointment date. Included in the DSP award is the DSP cash bonus and share award for the full year of 2020 (DSP award was not pro-rated. It was calculated based on his normal Senior Vice President salary plus 4 months acting allowance on the Senior Vice
President target bonus opportunity). Other payments reflect the acting allowance for the acting period from 1 September to 31 December 2020.
(7)
L Marwick was appointed as prescribed officer and Interim Company Secretary effective 1 July 2020. All salary payments including, pension and other benefits, were pro-rated and aligned to the appointment date. Included in the DSP award is the DSP cash bonus and share award for the full year of 2020 (DSP award was not pro-rated. It was calculated based on the prescribed officer target bonus opportunity for the full year aligned to the standard conditions of employment). Other benefits reflect the acting allowance for the acting period in the Company Secretary role from 1 July 2020 to 10 January 2021.
(8)
ME Sanz Perez resigned effective 30 June 2020. All salary payments including, pension and other benefits, are pro-rated in accordance with the resignation date.
(9)
Convenience conversion to USD at the year-to-date average exchange rate of $1: R16.4506 (2019: $1:R14.445; 2018: R13.247).

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
AngloGold Ashanti Limited <AFS>
80
33 RELATED PARTIES CONTINUED
Directors and other key management personnel CONTINUED
Total cash equivalent
received reconciliation
Single total
figure of
remuneration
Awards earned
during the period
reflected but not yet
settled
DSP 2019
cash
portion
settled
BSP, CIP, DSP and LTIP
share awards settled
Sign-on cash settled Sign-on shares settled Total cash equivalent received reconciliation
DSP awards
(1)
Grant fair
value
(2)
Market
movement
since grant
date
(2)
Vesting
fair
value
(2)
Grant fair
value
(2)
Currency
movement
since grant
date
(2)
Settlement
fair value
(2)
Grant
fair
value
(2)
Market
movement
since grant
date
(2)
Vesting
fair
value
(2)
2020
2019 2018
ZAR '000 ZAR '000 ZAR '000
ZAR '000
ZAR '000
ZAR '000
ZAR '000
ZAR '000
ZAR '000
ZAR
'000
ZAR '000
ZAR '000
ZAR '000
USD '000
(4)
USD '000
(4)
USD '000
(4)
Executive directors
KPM Dushnisky
(3)
54,491 (25,796) 9,177 2,770 1,810 4,579 14,680 (245) 14,435 10,094 18,379 28,473
85,359
5,189
6,298 550
KC Ramon 51,621 (38,137) 9,214 22,804 24,878 47,682 — — — — — —
70,380
4,278
3,057 1,936
Total executive directors
106,112
(63,933)
18,391
25,574
26,688
52,261
14,680
(245)
14,435
10,094
18,379
28,473
155,739
9,467
9,355
2,486
Prescribed officers
SD Bailey
33,207 (24,103) 5,473 4,960 5,278 10,237 — — — — — —
24,814
1,508
1,041 —
PD Chenard 20,559 (8,554) 5,557 — — — 3,165 — 3,165 6,513 9,012 15,525
36,252
2,204
900 —
GJ Ehm 43,973 (32,108) 8,612 20,969 21,781 42,750 — — — — — —
63,227
3,843
2,536 1,751
L Eybers 44,187 (31,896) 8,518 19,688 21,295 40,983 — — — — — —
61,792
3,756
2,082 1,233
I Kramer 7,698 (6,085) — — — — — — — — — —
1,613
98
— —
L Marwick 20,413 (16,615) — — — — — — — — — —
3,798
231
— —
S Ntuli 38,205 (26,942) 6,367 6,289 6,710 12,999 — — — — — —
30,629
1,862
1,160 —
ME Sanz Perez 6,739 — 6,224 17,588 18,861 36,448 — — — — — —
49,411
3,004
2,425 1,399
TR Sibisi 30,120 (20,802) 5,943 15,258 16,122 31,380 — — — — — —
46,641
2,835
2,249 886
Total prescribed officers
245,101
(167,105)
46,694
84,752
90,047
174,797
3,165 — 3,165
6,513
9,012
15,525
318,177
19,341
12,393
5,269
Notes:
(1)
The fair value of the DSP comprises of a cash bonus and share awards for the year ended 31 December 2020. The cash bonus is payable in February 2021 and the share awards are allocated in February 2021. Shares vest over a 5-year period in equal tranches.
(2)
Reflects the sum of all the grant fair value, the sum of all the share price movements since grant to vesting date and the sum of all the vesting fair value for the vested DSP 2019, vested CSLTIP 2017, vested BSP 2018, vested
CIP 2018 and vested sign-on share awards and difference in the currency movements for the vested sign-on cash settled award.
(3)
KPM Dushnisky's cash portion of the DSP 2019 award was reduced by USD800,000. This is in lieu of the sign-on bonus which Mr Dushnisky voluntarily repaid after his former employer paid him a discretionary cash incentive for the same period.
(4)
Convenience conversion to USD at the year-to-date average exchange rate of $1: R16.4506 (2019: $1:R14.445; 2018: $1:R13.247).
Details of the share incentive scheme awards are included below.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
33
RELATED PARTIES CONTINUED
Directors and other key management personnel CONTINUED
81
AngloGold Ashanti Limited <AFS>
Balance at
Vested,
Balance at
Fair value
Fair value
Fair value of
unvested awards
Balance at
Vested,
Balance at
Fair value
Fair value
Fair value of
unvested awards
BSP awards
1 January
2020
Granted
deemed
settled
Forfeited /
Lapsed
31 December
2020
of granted
awards
of vested
awards
(1)
at 31 December
2020
ZAR'000
ZAR'000
ZAR'000
Executive Directors
KPM Dushnisky
—
—
—
—
—
—
—
—
KC Ramon
27,817
—
27,817
—
—
—
9,402
—
Total executive directors
27,817
—
27,817
—
—
—
9,402
—
Prescribed officers
SD Bailey
8,306
—
8,306
—
—
2,807
—
PD Chenard
—
—
—
—
—
—
—
—
GJ Ehm
22,997
—
22,997
—
—
—
7,773
L Eybers
22,288
—
22,288
—
—
—
7,533
—
I Kramer
(2)
3,716
—
3,716
—
—
—
1,256
L Marwick
(2)
3,577
—
3,577
—
—
—
1,209
—
S Ntuli
10,637
—
10,637
—
—
—
3,595
—
ME Sanz Perez
19,072
—
19,072
—
—
—
6,446
—
TR Sibisi
17,705
—
17,705
—
—
—
5,984
—
Total prescribed officers
108,298
—
108,298
—
—
—
36,603
—
Other management
809,659
—
809,659
—
—
—
273,665
—
Total BSP awards
945,774
—
945,774
—
—
—
319,670
—
(1)
The fair value of vested awards represents the value deemed received on settlement date. This is the final vesting for this scheme as it is closed.
(2)
Opening balances were included as part of Other management.
LTIP awards
1 January
2020
Granted
deemed
settled
Forfeited /
Lapsed
31 December
2020
of granted
awards
of vested
awards
(1)
at 31 December
2020
ZAR'000
ZAR'000
ZAR'000
Executive directors
KPM Dushnisky
—
—
—
—
—
—
—
—
KC Ramon
110,595
—
104,468
6,127
—
—
29,431
—
Total executive directors
110,595
—
104,468
6,127
—
—
29,431
—
Prescribed officers
SD Bailey
19,793
—
18,696
1,097
—
—
5,267
—
PD Chenard
—
—
—
—
—
—
—
—
GJ Ehm
110,595
—
104,468
6,127
—
—
29,431
—
L Eybers
97,535
—
92,131
5,404
—
—
25,955
—
I Kramer
(2)
10,143
—
9,581
562
—
—
2,661
—
L Marwick
(2)
7,749
—
7,319
430
—
—
2,033
—
S Ntuli
25,173
—
23,778
1,395
—
—
6,699
—
ME Sanz Perez
88,463
—
83,562
4,901
—
—
23,541
—
TR Sibisi
75,971
—
71,762
4,209
—
—
20,217
—
Total prescribed officers
435,422
—
411,297
24,125
—
—
115,804
—
Other management
934,545
—
882,734
51,811
—
—
245,197
—
Total LTIP awards
1,480,562
—
1,398,499
82,063
—
—
390,432
—
(1)
The fair value of vested awards represents the value deemed received on settlement date. This is the final vesting for this scheme as it is closed.
(2)
Opening balances were included as part of Other management.
CIP matched awards
Balance at
Fair value

(1)
The fair value of matched awards represents the value received on settlement dates. This is the final vesting for this scheme as it is closed.
Balance at
Fair value
of
Fair value of
unvested matched
1 January
Forfeited /
31 December
of granted
matched
at 31 December
2020
Granted
Matched
Lapsed
2020
awards
awards
(1)
2020
ZAR'000
ZAR'000
ZAR'000
Executive directors
KPM Dushnisky
—
—
—
—
—
—
—
—
KC Ramon
8,475
—
8,475
—
—
—
2,780
—
Total executive directors
8,475
—
8,475
—
—
—
2,780
—
Prescribed officers
SD Bailey
—
—
—
—
—
—
—
—
PD Chenard
—
—
—
—
—
—
—
—
GJ Ehm
—
—
—
—
—
—
—
—
L Eybers
6,590
—
6,590
—
—
—
2,264
—
I Kramer
—
—
—
—
—
—
—
—
L Marwick
—
—
—
—
—
—
—
—
S Ntuli
—
—
—
—
—
—
—
—
ME Sanz Perez
5,742
—
5,742
—
—
—
1,883
—
TR Sibisi
3,120
—
3,120
—
—
—
891
—
Total prescribed officers
15,452
—
15,452
—
—
—
5,038
—
Other management
—
—
—
—
—
—
—
—
Total CIP awards
23,927
—
23,927
—
—
—
7,818
—

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
33
RELATED PARTIES CONTINUED
Directors and other key management personnel CONTINUED
82
AngloGold Ashanti Limited <AFS>
Sign-on share awards
Balance at
Vested,
Balance at
Fair value
Fair value
Fair value of
unvested awards
1 January
deemed
Forfeited /
31 December
of granted
of vested
at 31 December
2020
Granted
settled
Lapsed
2020
awards
(1)
awards
(2)
2020
(3)
ZAR'000
ZAR'000
ZAR'000
Executive directors
KPM Dushnisky
175,878
—
87,939
—
87,939
—
28,473
30,121
Total executive directors
175,878
—
87,939
—
87,939
—
28,473
30,121
Prescribed officers
PD Chenard
64,951
—
32,475
—
32,476
—
15,525
11,124
Total prescribed officers
64,951
—
32,475
—
32,476
—
15,525
11,124
Total sign-on share awards
240,829
—
120,414
—
120,415
—
43,998
41,245
(1)
The fair value of granted awards represents the value of awards, calculated using a five business day volume weighted average share price prior to grant date. The share awards were granted on start date and will vest over a 2 year period in equal tranches in accordance with the JSE Listing requirements.
(2)
The fair value of KDM Dushnisky's vested awards represents the value received on settlement date, 26 February 2020. The fair value of PD
Chenard's vested awards represents the value received on settlement date, 12 May 2020.
(3)
The fair value of unvested awards is calculated using the closing share price as at 31 December.
DSP awards
Balance at
1 January
Vested,
deemed

Forfeited /
Balance at
31 December
Fair value
of granted
Fair value
of vested
Fair value of
unvested awards
at 31 December
2020 Granted
settled
Lapsed
2020
awards
(1)
ZAR'000
awards
(2)
ZAR'000
2020
(3)
ZAR'000
Executive directors
KPM Dushnisky
67,742
128,719
13,548
—
182,913
41,959
4,579
62,651
KC Ramon
89,782
62,595
17,956
134,421
20,404
6,069
46,042
Total executive directors
157,524
191,314
31,504
—
317,334
62,363
10,648
108,693
Prescribed officers
SD Bailey
19,196
39,635
6,398
—
52,433
12,920
2,163
17,959
PD Chenard
—
40,251
—
—
40,251
13,121
—
13,787
GJ Ehm
82,037
54,574
16,407
—
120,204
17,789
5,546
41,172
L Eybers
77,380
53,982
15,476
—
115,886
17,597
5,231
39,693
I Kramer
(5)
7,759
9,012
3,879
—
12,892
2,938
1,311
4,416
L Marwick
(5)
6,170
8,397
3,085
—
11,482
2,737
1,043
3,933
S Ntuli
24,006
46,110
8,002
—
62,114
15,030
2,705
21,275
ME Sanz Perez
(4)
67,712
45,068
13,542
99,238
—
14,691
4,577
—
TR Sibisi
63,424
43,035
12,684
—
93,775
14,028
4,287
32,120
Total prescribed officers
347,684
340,064
79,473
99,238
509,037
110,851
26,863
174,355
Other management
1,094,152
645,154
403,017
56,337
1,279,952
210,300
136,220
438,408
Total DSP awards
1,599,360
1,176,532
513,994
155,575
2,106,323
383,514
173,731
721,456
(1)
The fair value of granted awards represents the value of awards, calculated using a five business day volume weighted average share price prior to grant date, 25 February 2020.
(2)
The fair value of vested awards represents the value deemed received on settlement date.
(3)
The fair value of unvested awards is calculated using the closing share price as at 31 December.
(4)
Share awards lapsed due to resignation.
(5)
Opening balances were included as part of Other management.
Non-Executive Directors' fees and allowances
The board elected not to take an increase in 2020, given the COVID-19 pandemic. Non-executive directors have not received an increase in their fees since 2014. Note that while the fees have not changed, the absolute figures will vary according to the number of meetings held in a particular year.
The table below details the fees payable to non-executive directors in accordance with the Company’s shareholder approved policy together with allowances paid in the year. It is to be noted that certain non-executive directors either waived an element of their fees or donated part of their fees to the South African Solidarity Fund or associated funds, and as such the table does not reflect the fees that were actually paid or received by these non-executive directors:

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
33
RELATED PARTIES CONTINUED
Directors and other key management personnel CONTINUED
83
AngloGold Ashanti Limited <AFS>
Director fees
Committee fees
Travel allowance
Figures in
Figures in
thousands
(1)
thousands
(1)
Total
Total
Total

2020
2019
2018
US Dollars
M Ramos (Chairperson)
130,500
71,875
—
202,375
107 —
R Gasant (Lead independent director)
150,500
72,000
—
222,500
193 229
KOF Busia
(1)
63,500
28,500
11,250
103,250
— —
AM Ferguson
130,500
59,000
7,500
197,000
217 52
AH Garner
130,500
35,500
7,500
173,500
196 200
NP January-Bardill
(2)
33,500
16,625
—
50,125
186 198
NVB Magubane
(3)
130,500
40,000
—
170,500
— —
MDC Richter
130,500
67,000
11,250
208,750
230 235
RJ Ruston
(2)
33,500
13,125
10,000
56,625
218 261
JE Tilk
130,500
67,875
7,500
205,875
231 —
SM Pityana
(4)
329,000
77,250
—
406,250
387 441
Total fees for 2020
1,393,000
548,750
55,000
1,996,750
1,965 1,616
(1)
Director joined effective 1 August 2020.
(2)
Directors retired effective 6 May 2020.
(3)
Director joined effective 1 January 2020.
(4)
Director resigned effective 7 December 2020.
Non-Executive Directors do not hold service contracts with the Company. Executive Directors do not receive payment of directors’ fees or committee fees.
Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares
The interests of directors, prescribed officers and their associates in the ordinary shares of the Company at 31 December, which individually did not exceed 1% of the Company’s issued ordinary share capital, were:
31 December 2020
Beneficial holding
Direct Indirect
31 Decembe
Beneficial ho
Direct
2019
lding
Indirect
31 December 2018
Beneficial holding
Direct Indirect
Non-Executive directors
MDC Richter
(1)
AH Garner
(1)
RJ Ruston
(2)

9,300
17,500
—

—
—
1,000

9,300
17,500
—
—
—
1,000
9,300
17,500
—
—
—
1,000
Total
26,800
1,000
26,800
1,000
26,800 1,000
Executive directors
KPM Dushnisky
(1)
KC Ramon
38,168
91,949
—
—
131,730
59,124
—
—
50,000
51,062
—
—
Total
130,117
—
190,854
—
101,062 —
Company Secretary
L Marwick
—
—
—
—
—
—
Total
—
—
—
—
— —
Prescribed officers
SD Bailey
(1)
PD Chenard
GJ Ehm
(2)
L Eybers
I Kramer
S Ntuli
TR Sibisi
8,609
13,194
50,443
28,466
—
6,421
34,359
—
—
12,213
—
—
—
—
1,190
—
35,058
18,164
—
—
13,283
—
—
16,213
—
—
—
—
—
—
35,058
17,207
—
—
9,914
—
—
16,213
—
—
—
—
Total
141,492
12,213
67,695
16,213
62,179 16,213
Grand total
298,409
13,213
285,349
17,213
190,041 17,213
(1)
Held on the New York stock exchange as American Depositary Shares (ADSs) (1 ADS is equivalent to 1 ordinary share)
(2)
Held on the Australian stock exchange as CHESS Depositary Receipts (5 CDIs are equivalent to 1 ordinary share)
A register detailing Directors and Prescribed Officers’ interests in contracts is available for inspection at the Company’s registered and corporate office.
Subsequent to 31 December 2020, KOF Busia purchased 1,000 ADSs as Direct Beneficial holding.
There are no changes in Directors' and Prescribed Officers' interests in AngloGold Ashanti shares, after 31 December 2020 up to date of this report.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>
34
CONTRACTUAL COMMITMENTS AND CONTINGENCIES
US dollar millions
2020
2019
2018
Capital commitments
Acquisition of tangible assets
Contracted for
120
161 99
Not contracted for
367
426 792
Authorised by the directors
487
587 891
Allocated to:
Project capital
- within one year
216
288 446
- thereafter
71
162 308
287
450 754
Stay-in-business capital
- within one year
200
117 125
- thereafter
—
20 12
200
137 137
Share of underlying capital commitments of joint ventures included above
12
2
91
Purchase obligations
(2)
Contracted for
- within one year
391
506 305
- thereafter
882
579 658
1,273
1,085 963
(1)
Includes nil (2019: $59m; 2018: $90m) relating to discontinued operations.
(2)
Includes nil (2019: $8m; 2018: $25m) relating to discontinued operations.
Purchase obligations
Purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon.
To service these capital commitments, purchase obligations and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations, and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
Contingencies
US dollar millions
2020
2019
2018
Contingent liabilities
Litigation - Ghana
(1)(2)
97
97 97
97
97 97
Litigation claims
(1)
Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors
Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at
Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on
8 November 2012. On 20 February 2014, AGAG was served with a demand issued by MBC claiming a total of $97m.
In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. The arbitration panel was constituted and on 26 July 2019 held an arbitration management meeting to address initial procedural matters. On 1 May 2020, the Ghana Arbitration Centre notified the parties that the Tribunal has granted the Claimant’s request to adjourn the proceedings indefinitely to enable the parties to explore possible settlement.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>
34
CONTRACTUAL COMMITMENTS AND CONTINGENCIES CONTINUED
(2)
Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment
Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members
(undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.
Tax claims
For a discussion on tax claims and tax uncertainties refer to note 12.
Previously disclosed contingencies
Other
Groundwater pollution - AngloGold Ashanti had previously identified groundwater contamination plumes at certain of its South
African operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies were undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group instituted processes to reduce future potential seepage and it was demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances.
Furthermore, literature reviews, field trials and base line modelling techniques suggested, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Upon completion of the sale of the remaining
South African producing assets to Harmony Gold Company Limited (Harmony Gold) effective 30 September 2020, Harmony
Gold became liable for the obligation.
Deep groundwater pollution - The group had previously identified potential water ingress and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since
1999 to understand this potential risk. In South Africa, due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the South African
Mineral and Petroleum Resources Development Act, No. 28 of 2002, as amended (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources and Energy.
Upon completion of the sale of the remaining South African producing assets to Harmony Gold effective 30 September 2020,
Harmony Gold became liable for the obligation of deep groundwater pollution pertaining to the South African assets. In view of current information, the group has concluded that the risk with regards to deep groundwater pollution with respect to other underground mine operations in Africa is considered to be remote.
35
FINANCIAL RISK MANAGEMENT ACTIVITIES
In the normal course of its operations, the group is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price (deemed to be immaterial) and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for speculative purposes. The group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.
Managing risk in the group
Risk management activities within the group are the ultimate responsibility of the board of directors. The Chief Financial
Officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan.
The Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and the group’s counterparties.
The financial risk management objectives of the group are defined as follows:
•
safeguarding the group's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
•
effective and efficient usage of credit facilities in both the short and long-term through the adoption of reliable liquidity management planning and procedures;
•
ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
•
ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the group and that they comply where necessary with all relevant regulatory and statutory requirements.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
35
FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED
86
AngloGold Ashanti Limited <AFS>
Gold price and foreign exchange risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The gold market is predominately priced in US dollars which exposes the group to the risk of fluctuations in the SA rand/US dollar, Brazilian real/US dollar, Argentinean peso/US dollar and Australian dollar/US dollar exchange rates.
Net open hedge position as at 31 December 2020
The group had no commitments against future production potentially settled in cash.
Interest rate and liquidity risk
The group manages liquidity risk by ensuring that there is sufficient committed borrowing and banking facilities after taking into consideration the actual and forecast cash flows, in order to meet the group's short, medium and long term funding and liquidity management requirements.
In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund its working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns whilst minimising risks. The group is able to actively source financing at competitive rates.
The counter parties are financial and banking institutions and their credit ratings are regularly monitored.
The group has sufficient undrawn borrowing facilities available to fund its working capital and capital requirements (notes 26 and 36).
The following are the contractual maturities of financial liabilities, including interest payments
Financial liabilities
Within
Between
one and
Between
two and
After five
one year
two years
five years
years
Total
Effective
Effective
Effective
Effective
2020
$ millions
rate %
$ millions
rate %
$ millions
rate %
$ millions
rate %
$ millions
Trade and other payables
627
8
—
—
635
Borrowings
205
901
137
1,414
2,657
- In USD
158
5.0
901
5.0
137
4.6
1,414
4.6
2,610
- TZS in USD equivalent
47
12.5
—
—
—
—
—
—
47
2019
Trade and other payables 586
15
—
—
601
Borrowings 802
185
1,012
602
2,601
- In USD 790 5.8 132 6.0 913 6.1 602 6.5 2,437
- AUD in USD equivalent — 2.3 — 2.3 22 2.3 — — 22
- TZS in USD equivalent 6 12.5 47 12.5 — — — — 53
- ZAR in USD equivalent 6 8.1 6 8.1 77 8.1 — — 89
2018
Trade and other payables 562
—
—
—
562
Gold and oil derivative contracts 9 — — — — — — — 9
Borrowings 133
836
1,120
663
2,752
- In USD 112 5.8 790 5.8 1,025 6.0 622 6.5 2,549
- AUD in USD equivalent 7 6.8 7 6.8 23 6.8 26 6.8 63
- TZS in USD equivalent 5 12.5 3 12.5 29 12.5 — — 37
- ZAR in USD equivalent 9 9.0 36 9.0 43 9.7 15 14.7 103
The table below provides a breakdown of the contractual maturities including interest payments of the lease liabilities.
Within
Between
one and
Between
two and
After five
one year
two years
five years
years
Total
Effective
Effective
Effective
Effective
2020
$ millions
rate %
$ millions
rate %
$ millions
rate %
$ millions
rate %
$ millions
Lease liabilities
42
31
68
19
160
- In USD
10
6.1
4
6.1
6
6.1
—
—
20
- AUD in USD equivalent
22
4.7
21
4.7
58
4.7
19
4.7
120
- BRL in USD equivalent
7
8.4
5
8.4
4
8.4
—
—
16
- ZAR in USD equivalent
3
9.8
1
9.8
—
—
—
—
4
2019
Lease liabilities 51
33
54
56
194
- In USD 22 7.0 4 7.0 8 7.0 1 7.0 35
- AUD in USD equivalent 22 3.5 22 3.5 42 3.5 55 3.5 141
- BRL in USD equivalent 3 6.8 3 6.8 3 6.8 — — 9
- ZAR in USD equivalent 4 9.8 4 9.8 1 9.8 — — 9

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
35
FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED
87
AngloGold Ashanti Limited <AFS>
Credit risk
Credit risk arises from the risk that a counterparty may default or not meet its obligations timeously. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparties. These counterparties are financial and banking institutions. Counterparty credit limits and exposures are reviewed by the Audit and Risk Committee. Where possible, management ensures that netting agreements are in place. No set-off is applied to the statement of financial position due to the different maturity profiles of assets and liabilities.
The combined maximum credit risk exposure of the group is as follows:
US dollar millions
2020
2019
2018
Other investments
(1)
2
67
59
Trade and other receivables
95
57
41
Cash restricted for use (note 23)
73
64
66
Cash and cash equivalents (note 24)
1,330
456
329
Total financial assets
1,500
644
495
(1)
Included in other investments are amounts transferred to held for sale nil (2019: $63m)
Trade and other receivables, that are past due but not impaired totalled $12m (2019: $15m; 2018: $6m). Other investments that are impaired totalled nil (2019: $1m; 2018: nil).
Trade receivables mainly comprise banking institutions purchasing gold bullion and normal market settlement terms are two working days, therefore expected credit losses are not expected to be material.
The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information.
The estimated fair value of the group's other investments and borrowings as at 31 December are as follows:
Type of instrument
US Dollars millions
Carrying
amount
2020
Fair value
Carrying
amount
2019
Fair value
Carrying
amount
2018
Fair value
Financial assets
Other investments
(1)
188
188
170
170
147
147
Financial liabilities
Borrowings (note 26)
1,931
2,131
2,033
2,135
2,050
2,084
(1)
Included in other investments are amounts transferred to held for sale nil (2019: $84m)
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash restricted for use, cash and cash equivalents, trade, other receivables and other assets and trade and other payables
The carrying amounts approximate fair value due to their short-term nature, except for the deferred compensation asset which is carried at fair value in level 3 of the fair value hierarchy.
Investments and other non-current assets
Listed equity investments classified as FVTOCI and FVTPL are carried at fair value in level 1 of the fair value hierarchy.
Borrowings
The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date (fair value hierarchy - level 1). The interest rate on the remaining borrowings is set on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
35
FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED
88
AngloGold Ashanti Limited <AFS>
2019
Fair value hierarchy
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1:
quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:
inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly
(as prices) or indirectly (derived from prices); and
Level 3:
inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following table sets out the group's financial assets measured at fair value by level within the fair value hierarchy as at
31 December:
Type of instrument
Assets measured at fair value on a recurring basis
US dollar millions
Level 1
Level 2
Level 3
Total
2020
Equity securities - FVTOCI
186
—
—
186
Deferred compensation
—
—
28
28
Equity securities - FVTPL 21 — — 21
Equity securities - FVTOCI 82 — — 82
Equity securities - FVTPL 19 — — 19
Equity securities - FVTOCI 69 — — 69
Level 3 financial assets
On 12 February 2020, AngloGold Ashanti announced that it had reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited ("Harmony"). The transaction closed on
30 September 2020, with Harmony taking effective control of these producing assets and related liabilities on 1 October 2020.
Consideration for the transaction is in cash and deferred payments, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure.
The two components of the deferred compensation assets are calculated as follows:
a.   $260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the
Mponeng, Savuka and TauTona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021.
Using a probability weighted calculation of unobservable market data and estimated with reference to expected underlying discounted cash flows a deferred compensation asset of $28m is recognised in the statement of financial position as at
31 December 2020. If the weighted number of ounces used in the weighted probability calculation increases with 10%
over the period calculated, the asset value would increase by approximately $3m and if the weighted number of ounces used in the weighted probability calculation decreases by 10% over the period calculated the value of the asset would decrease by approximately $3m. The sensitivity on the weighted number of ounces included within the weighted probability calculation has been based on the range of possible outcomes expected from Harmony’s mining plans, which could differ from the actual mining plans followed by Harmony.
b.   $20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng,
Savuka and TauTona mines) below the datum of current infrastructure. At transaction date this constituted 8.53 million ounces of reserves. The consideration is dependent on Harmony developing below infrastructure. The performance of this obligation is outside the influence of AngloGold Ashanti as it depends on Harmony’s future investment decisions.
Under the conditions prevailing as at 31 December 2020, no portion of deferred compensation below infrastructure has been included in the loss on disposal of assets of discontinued operations.
Level 2 financial liabilities
The fair values of the gold and oil derivative contracts are determined by using the applicable valuation models for each instrument type with the key inputs being forward prices, the number of outstanding ounces or barrels on open contracts and volatilities.
Gold
In January 2020, AngloGold Ashanti entered into Asian style zero-cost collars for a total of 130,900 ounces of Argentina’s annual gold production for the period February 2020 to December 2020. The strike prices are $1,500 per ounce on the floor and an average price of $1,701.34 per ounce on the cap. At 31 December 2020 the group had no commitments against future production potentially settled in cash.
At 31 December 2020, a realised loss of $14m was incurred.
2018

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
35
FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED
89
AngloGold Ashanti Limited <AFS>
Oil
In February 2020, AngloGold Ashanti entered into Asian style zero-cost collars for a total of approximately 342,000 barrels of
Brent crude oil for the period February 2020 to December 2020. The average strike prices are $45 per barrel on the floor and an average price of $65 per barrel on the cap.
In February 2020, AngloGold Ashanti entered into Asian style zero-cost collars for a total of approximately 622,000 barrels of
Brent crude oil for the period March 2020 to December 2020. The average strike prices are $44.50 per barrel on the floor and an average price of $65 per barrel on the cap. At 31 December 2020 the group had no commitments potentially settled in cash.
At 31 December 2020, a realised loss of $5m was incurred.
Environmental obligations
Pursuant to environmental regulations in the countries in which we operate, in connection with planning for end-of-life of our mines, we are obligated to rehabilitate the lands where such mines are located. In most cases, AngloGold Ashanti is required to provide financial guarantees for such work, including reclamation bonds or letters of credit issued by third party entities, independent trust funds or cash reserves maintained by the operation, to the respective environmental protection agency, or such other government department with responsibility for environmental oversight in the respective country, to cover the estimated environmental rehabilitation obligations.
In most cases, the environmental obligations will expire on completion of the rehabilitation although, in some cases, we may be required to post bonds for potential events or conditions that could arise after the rehabilitation has been completed.
In Australia, since 2014, we have paid into a Mine Rehabilitation Fund an amount of AUD $8m for a current carrying value of the liability of AUD $144m. At Iduapriem, we have provided a bond comprising of a cash component of $10m with a further bond guarantee amounting to $37m issued by Ecobank Ghana Limited and Standard Chartered Bank Ghana Ltd for a current carrying value of the liability of $54m. At Obuasi, we have provided a bond comprising of a cash component of $21m with a further bank guarantee amounting to $30m issued amongst Stanbic Bank Ghana Limited, $20m and United Bank for Africa
Ghana Limited (UBA), $10m for a current carrying value of the liability of $205m. In some circumstances we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.
Sensitivity analysis
Interest rate risk on other financial assets and liabilities (excluding derivatives)
The group also monitors interest rate risk on other financial assets and liabilities.
The following table shows the approximate interest rate sensitivities of other financial assets and liabilities at 31 December
(actual changes in the timing and amount of the following variables may differ from the assumed changes below). As the sensitivity is the same (linear) for both increases and decreases in interest rates only absolute numbers are presented.
Change in
interest rate
basis points
Change in
interest
amount in
currency
millions
Change in
interest
amount
US dollar
millions
2020
Financial assets
USD denominated
100
6
6
AUD denominated
150
1
1
ARS denominated
250
121
1
Financial liabilities
TZS denominated
250
2,730
1
USD denominated
100
1
1

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
35
FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED
90
AngloGold Ashanti Limited <AFS>
Sensitivity analysis CONTINUED
Change in
Change in
interest
amount in
Change in
interest
amount
interest rate
basis points
currency
millions
US dollar
millions
2019
Financial assets
USD denominated 100 1 1
AUD denominated 150 1 1
BRL denominated — — —
Financial liabilities
TZS denominated 250 2,704 1
ZAR denominated
(2)
150 15 1
AUD denominated 100 1 1
Change in
Change in
interest
amount in
Change in
interest
amount
interest rate
basis points
currency
millions
US dollar
millions
2018
Financial assets
USD denominated 100 1 1
ZAR denominated
(1)(2)
150 1 1
BRL denominated 250 2 1
Financial liabilities
TZS denominated 250 1,680 1
ZAR denominated
(2)
150 14 1
USD denominated 100 1 1
(1)
A change of 100 basis points in financial assets results in less than a $1m change in the interest amount.
(2)
This is the only interest rate risk for the Company.
Foreign exchange risk
Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.
The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below).
Change in
exchange rate
Change in
borrowings
total
$m
Change in
exchange rate
Change in
borrowings
total
$m
Change in
exchange rate
Change in
borrowings
total
$m
2020
2019
2018
Borrowings
ZAR denominated (R/$)
Spot (+R1.50)
—
Spot (+R1.50)
(7)
Spot (+R1.50)
(7)
TZS denominated (TZS/$)
Spot (+TZS250)
(5)
Spot (+TZS250)
(5)
Spot (+TZS250)
(3)
AUD denominated (AUD/$)
Spot (+AUD0.1)
—
Spot (+AUD0.1)
(1)
Spot (+AUD0.1)
(3)
ZAR denominated (R/$)
Spot (-R1.50)
—
Spot (-R1.50)
9
Spot (-R1.50)
9
TZS denominated (TZS/$)
Spot (-TZS250)
6
Spot (-TZS250)
6
Spot (-TZS250)
4
AUD denominated (AUD/$)
Spot (-AUD0.1)
—
Spot (-AUD0.1)
1
Spot (-AUD0.1)
4
The borrowings total in the denominated currency will not be influenced by a movement in its exchange rate.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
36
CAPITAL MANAGEMENT
91
AngloGold Ashanti Limited <AFS>
The primary objective of managing the group's capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the group remains in a sound financial position.
The capital structure of the group consists of net debt (borrowings as detailed in note 26, offset by cash and bank balances detailed in note 24) and equity of the group (comprising share capital and premium and accumulated reserves and non-
controlling interests).
The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.
The group manages capital using various financial metrics including the ratio of Adjusted net debt to Adjusted EBITDA
(gearing). Both the calculation of Adjusted net debt and Adjusted EBITDA are based on the formula included in the Revolving
Credit Agreements. The loan covenant ratio of Adjusted net debt to Adjusted EBITDA should not exceed 3.5 times. The facility also makes provision for the ability of the group to have a leverage ratio of greater than 3.5 times but less than 4.5 times, subject to certain conditions, for one measurement period not exceeding six months, during the tenor of the facility.
The group had no major issuance of equity during the year.
A full analysis of the borrowings as presented on the statement of financial position in included in note 26. In addition, during
April 2020 the $700m rated bonds entered into during April 2010 were fully repaid and cancelled. During the second half of
2020 the Company concluded a 10-year $700m bond offering, priced at 3.75% per annum. The bonds were issued on
1 October 2020 with semi-annual coupons payable in April and October each year and the bonds are repayable on
1 October 2030.
The $750m, $300m and the new $700m rated bonds are fully and unconditionally guaranteed by the group.
The interest margin on the five-year unsecured multi-currency syndicated revolving credit facility of $1.4bn with a group of banks will reduce should the group’s credit rating improve from its current BB+/Baa3 status and should increase if its credit rating worsens. The A$500m portion of this facility will be used to fund the working capital and development costs associated with the group's mining operations within Australia without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter.
Amounts are converted to US dollars at year end exchange rates.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
36
CAPITAL MANAGEMENT
92
AngloGold Ashanti Limited <AFS>
Gearing ratio (Adjusted net debt to Adjusted EBITDA)
US dollar millions
2020
2019
2018
Adjusted net debt from continuing operations
Borrowings - non-current portion (note 26)
1,789
1,299 1,911
Lease liabilities - non-current portion (note 16)
116
126 —
Borrowings - current portion (note 26)
142
734 139
Lease liabilities - current portion (note 16)
37
45 —
Total borrowings
2,084
2,204 2,050
Less: cash and cash equivalents (note 24)
(1,330)
(456) (329)
Net debt
754
1,748 1,721
Adjustments:
IFRS16 lease adjustments
(106)
(119) —
Corporate office lease
—
— (9)
Unamortised portion of borrowing costs
22
16 13
Cash restricted for use (note 23)
(73)
(64) (66)
Adjusted net debt
597
1,581 1,659
The Adjusted EBITDA calculation included in this note is based on the formula included in the Revolving Credit Agreements for compliance with the debt covenant formula.
Adjusted EBITDA from continuing operations
Profit before taxation
1,589
619 445
Add back:
Finance costs and unwinding of obligations (note 7)
177
172 168
Interest income
(27)
(14) (8)
Amortisation of tangible, intangible and right of use assets (note 4)
570
583 558
Associates and joint ventures’ adjustments for amortisation, interest, taxation and other
168
149 158
Other amortisation
6
6 11
EBITDA
2,483
1,515 1,332
Adjustments:
Foreign exchange and other losses
—
12 9
Dividend income
(2)
— (2)
Retrenchment and related costs
2
7 4
Care and maintenance costs (note 6)
—
47 39
Impairment, derecognition of assets and loss on disposal
1
6 7
Profit on disposal of joint ventures
(19)
— —
Loss (gain) on non-hedge derivatives and other commodity contracts
5
(5) 2
Associates and joint ventures’ share of costs
—
(2) (3)
Adjusted EBITDA (as defined in the Revolving Credit Agreements)
2,470
1,580 1,388
Gearing ratio (Adjusted net debt to Adjusted EBITDA)
0.24:1
1.00:1 1.20:1
Maximum debt covenant ratio allowed per agreement
3.5:1
3.5:1 3.5:1
37
SUBSEQUENT EVENTS
Dividend declaration - On 22 February 2021, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 705 South African cents (assuming an exchange rate of ZAR14.70/$, the gross dividend payable per ADS is equivalent to 48 US cents).

COMPANY – INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>

The Company annual financial statements represent the South African operations, that were disposed in 2020 and corporate office.
These Company annual financial statements are a statutory requirement and are accordingly presented in South African rands only.
The functional currency of the Company is South African rands.
SA Rands millions
Notes
2020
2019
Continuing operations
Revenue 1
72
62
Cost of sales 2
(34)
(35)
Gross profit
38
27
Corporate administration, marketing and other expenses 3
(669)
(763)
Exploration and evaluation costs
(1)
—
Impairment, derecognition of assets and (profit) loss on disposal
12
—
(Impairment) impairment reversal of investment in subsidiary
(916)
5
Other (expenses) income 4
(241)
(138)
Loan impairments
(52)
—
Operating loss
(1,829)
(869)
Interest income
43
39
Dividends received
3,013
630
Net inter-company management fees and interest
73
110
Other (losses) gains
(122)
38
Finance costs and unwinding of obligations 5
(191)
(224)
Profit (loss) before taxation
987
(276)
Taxation 7
(1,141)
463
Profit (loss) for the period from continuing operations
(154)
187
Discontinued operations
Profit (loss) from discontinued operations 18
1,056
(5,736)
Profit (loss) for the year
902
(5,549)

COMPANY - STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>

SA Rands millions
Note
2020
2019
Profit (loss) for the year
902
(5,549)
Items that will not be reclassified subsequently to profit or loss:
139
20
Net loss on equity investments
(2)
(11)
Actuarial gain recognised 22
141
34
Deferred taxation thereon
—
(3)
Other comprehensive income (loss) for the year, net of tax
139
20
Total comprehensive income (loss) for the year, net of tax
1,041
(5,529)

COMPANY - STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER

AngloGold Ashanti Limited <AFS>

SA Rands millions
Notes
2020
2019
ASSETS
Non-current assets
Tangible assets 9
26
36
Right of use assets 10
18
32
Intangible assets 11
11
10
Investment in associate 12
—
146
Investments in subsidiaries 13
42,747
42,315
Other investments
15
18
Trade and other receivables 14
406
3
Deferred taxation asset 23
—
1,461
43,223
44,021
Current assets
Inventories 15
73
76
Trade and other receivables 14
333
193
Intra-group receivables 17
437
438
Cash and cash equivalents 16
2,586
173
3,429
880
Assets held for sale 18
—
4,701
3,429
5,581
Total assets
46,652
49,602
EQUITY AND LIABILITIES
Share capital and premium 19
52,178
51,931
Accumulated losses and other reserves
(12,223)
(12,352)
Total equity
39,955
39,579
Non-current liabilities
Borrowings 20
—
999
Lease liabilities 10
13
63
Environmental rehabilitation and other provisions 21
734
788
Provision for post-retirement benefits 22
1,135
1,308
1,882
3,158
Current liabilities
Borrowings 20
—
9
Lease liabilities 10
49
41
Trade, other payables and other provisions 24
3,172
2,202
Intra-group payables 17
1,576
3,338
Taxation 25
18
19
4,815
5,609
Liabilities held for sale 18
—
1,256
4,815
6,865
Total liabilities
6,697
10,023
Total equity and liabilities
46,652
49,602

COMPANY - STATEMENT OF CASH FLOW
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>

SA Rands millions
Notes
2020
2019
Cash flows from operating activities
Receipts from customers
2,778
900
Payments to suppliers and employees
(4,287)
(1,800)
Cash utilised by operations 26
(1,509)
(900)
Net cash outflow from operating activities from continuing operations
(1,509)
(900)
Net cash inflow from operating activities from discontinued operations
1,206
859
Net cash outflow from operating activities
(303)
(41)
Cash flows from investing activities
Capital expenditure
(4)
(1)
Acquisition of intangible assets
(10)
(1)
Proceeds on disposal of tangible assets
12
—
Dividends received
1,009
630
Associate loans repaid
146
238
Additional investment in subsidiaries
(185)
(224)
Proceeds on disposal of discontinued operations
3,366
—
Repayment of intra-group loans advanced
601
567
Interest received
43
39
Net cash inflow from investing activities from continuing operations
4,978
1,248
Net cash outflow from investing activities from discontinued operations
(405)
(662)
Net cash inflow from investing activities
4,573
586
Cash flows from financing activities
Proceeds from borrowings
2,173
1,848
Repayment of borrowings
(3,173)
(1,748)
Repayment of lease liabilities 10
(41)
(33)
Finance costs - borrowings 20
(119)
(135)
Finance costs - leases 10
(8)
(12)
Dividends paid 8
(686)
(393)
Net cash outflow from financing activities from continuing operations
(1,854)
(473)
Net cash outflow from financing activities from discontinued operations
(3)
(4)
Net cash outflow from financing activities
(1,857)
(477)
Net increase in cash and cash equivalents
2,413
68
Cash and cash equivalents at beginning of year
173
105
Cash and cash equivalents at end of year
2,586
173

COMPANY - STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>
Share
Retained

capital
Other
earnings
Fair value
Actuarial
SA Rands millions
and
premium
capital
(
reserves
(1)
accumulated
losses)
through
OCI
gains
(losses)
Total
equity
Balance at 31 December 2018
51,538 834 (7,060) 10 (66) 45,256
Loss for the year
(5,549)
(5,549)
Other comprehensive income (loss)
(11) 31 20
Total comprehensive income (loss) — — (5,549) (11) 31 (5,529)
Shares issued 393
393
Share-based payments for share awards net of exercised
(148)
(148)
Dividends paid (note 8)
(393)
(393)
Balance at 31 December 2019
51,931 686 (13,002) (1) (35) 39,579
Profit for the year
Other comprehensive income (loss)
902
902
(2)
141
139
Total comprehensive income (loss)
—
—
902
(2)
141
1,041
Shares issued
247
247
Share-based payments for share awards net of exercised
(51)
(51)
Dividends paid (note 8)
(686)
(686)
Distribution per regularisation agreement
(2)
(175)
(175)
Balance at 31 December 2020
52,178
635
(12,961)
(3)
106
39,955
(1)
Other capital reserves comprise a surplus on disposal of Company shares held by companies prior to the formation of AngloGold Ashanti Limited of R141m (2019: R141m) and equity items for share-based payments of R494m (2019: R545m).
(2)
Per Eastvaal Gold Holdings Limited regularisation agreement approved by shareholders at the AngloGold Ashanti Limited Annual General Meeting on
10 June 2020.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
SA Rands millions
2020
2019
98
AngloGold Ashanti Limited <AFS>
1.     REVENUE
Revenue - Group services 72 62
2.     COST OF SALES
Rehabilitation costs
(3)
—
Amortisation of tangible and intangible assets (note 26)
23
21
Amortisation of right of use assets (notes 10 and 26)
14
14
34
35
3.     CORPORATE ADMINISTRATION, MARKETING AND OTHER EXPENSES
Corporate administration expenses
576
537
Share scheme and related costs
93
226
669
763
4.     OTHER EXPENSES (INCOME)
Legacy costs and other expenses
16
—
Medical defined benefit provisions
115
118
Royalties receivable impaired
66
—
Royalties received
(34)
(46)
Retrenchment and related costs
—
22
Legal fees and project costs
78
44
241
138
5.     FINANCE COSTS AND UNWINDING OF OBLIGATIONS
Finance costs
Lease finance costs
Finance costs on corporate notes, bank loans and other
Other finance costs and amortisation of fees
8
108
5
12
136
3
121
151
Unwinding of obligations
70
73
Total finance costs and unwinding of obligations (note 26)
191
224
The interest included within finance costs is calculated at effective interest rates.
6.     EMPLOYEE BENFITS
Employee benefits including Executive Directors' and Prescribed Officers' salaries and other benefits
2,686
3,259
Health care and medical scheme costs
current medical expenses
129
179
defined benefit post-retirement medical expenses
115
118
Pension and provident plan costs
defined contribution
170
212
Retrenchment costs
—
33
Share-based payment expense
(1)
145
334
Included in cost of sales, other expenses (income) and corporate administration, marketing and other expenses of continuing and discontinued operations
3,245
4,135
Refer to group note 33 for details of Directors' and Prescribed Officers' emoluments.
(1)
Details of the equity-settled share-based payment arrangements of the group have been disclosed in group note 11. These arrangements consist of awards by the Company to employees of various group companies. The income statement expense of R145m (2019: R334m) for the Company is only in respect of awards made to employees of the Company.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
SA Rands millions
2020
2019
99
AngloGold Ashanti Limited <AFS>
7.     TAXATION
Current taxation (note 25)
Normal tax
Prior year over provision
2
(1)
—
(5)
1
(5)
Deferred taxation
Other temporary differences
(1)
1,140
(260)
Change in estimated deferred tax rate
(2)
—
(198)
1,140
(458)
1,141
(463)
Reconciliation to South African statutory rate
Implied tax credit at statutory tax rate of 28%
(3)
276
(77)
Increase (decrease) due to:
Expenses not tax deductible
(4)
57
10
Impairment of investment in subsidiary
257
(1)
Rate adjustment to reflect the actual realised company tax rate and withholding taxes
2
1
Non-taxable dividend income
(843)
(177)
Guarantee fees
(56)
(62)
Tax effect of retained SA items
241
47
Change in planned utilisation of deferred tax assets and impact of estimated deferred tax rate change
(2)
—
(198)
Derecognition of deferred tax assets
1,208
—
Tax allowances
—
(1)
Adjustments in respect of prior years
(1)
(5)
Income tax per income statement
1,141
(463)
(1)
Included in other temporary differences are deferred tax assets of R1,208m, which were derecognised during the fourth quarter of 2020; R124m thereof as part of the disposal of the South African assets and the remaining R1,084m on consideration of future recoverability.
(2)
The mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the Company's current estimate of future profitability when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year.
(3)
The South African statutory rates are as follows: Non-mining statutory tax rate 28% (2019: 28%); and
Maximum statutory mining tax rate 34% (2019: 34%).
(4)
Includes corporate costs, loan impairments and other non-tax effective items.
Analysis of unrecognised deferred tax assets
Available to be utilised against future profits
- utilisation in excess of twenty years
4,733
—
4,733
—
At the statutory tax rate, the unrecognised value of the deferred tax asset is R1,325m (2019: nil).
8.     DIVIDENDS
Ordinary shares
Dividend number 120 of 95 SA cents per share was declared on 19 February 2019 and paid on
8 April 2019.
Dividend number 121 of 165 SA cents per share was declared on 21 February 2020 and paid on 27 March 2020.

686
393
686
393

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>
9.     TANGIBLE ASSETS
SA Rands millions
Mine
development
Mine
infra-
Mineral
rights and
Assets under
Land and
costs
structure
dumps
construction
buildings
Total
Cost
Balance at 1 January 2019
8,459 2,686 69 2,716 223 14,153
Additions
project capital — — — 38 — 38
stay-in-business capital 546 91 — 69 3 709
Transfer to assets and liabilities
held for sale (note 18) (9,502) (3,067) (69) (1,231) (12) (13,881)
Transfers and other movements
(1)
497 477 — (1,592) (214) (832)
Balance at 31 December 2019
— 187 — — — 187
Accumulated amortisation and
impairments
Balance at 1 January 2019
3,656 1,323 45 — 168 5,192
Amortisation for the year 528 197 1 — — 726
Transfer of assets and liabilities
held for sale (note 18) (7,105) (2,376) (46) (1,231) — (10,758)
Impairment and derecognition of
assets
(2)
3,466
1,091
—
1,231
—
5,788
Transfers and other movements
(1)
(545) (84) — — (168) (797)
Balance at 31 December 2019
— 151 — — — 151
Net book value at 31 December 2019
— 36 — — — 36
Cost
Balance at 1 January 2020
Additions
stay-in-business capital
Transfers and other movements
(1)
—
—
—
187
4
(44)
—
—
—
—
—
—
—
—
—
187
4
(44)
Balance at 31 December 2020
—
147
—
—
—
147
Accumulated amortisation and
impairments
Balance at 1 January 2020
Amortisation for the year
Transfers and other movements
(1)

—
—
—

151
17
(47)

—
—
—

—
—
—

—
—
—

151
17
(47)
Balance at 31 December 2020
—
121
—
—
—
121
Net book value at 31 December 2020
—
26
—
—
—
26
(1)
Transfers and other movements include amounts from change in estimates of decommissioning assets, asset reclassifications and derecognition of assets.
(2)
Impairment and derecognition of assets include the following:
For the impairment calculation assumptions as well as further detail on the impairment of the South African cash generating units, as at 31 December 2020, refer group note 15 on tangible assets.
For the year ended 31 December, the following impairments and derecognition of tangible assets were recognised:
SA Rands millions
2019
Mponeng
5,534
Surface Operations 252
Other 2
5,788

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>
SA Rands millions
Land and
buildings
10.     RIGHT OF USE ASSETS AND LEASE LIABILITIES
Cost
Balance at 1 January 2019
—
Transfers and other movements
(1)
214
Balance at 31 December 2019
214
Accumulated amortisation and impairments
Balance at 1 January 2019
—
Amortisation for the year 14
Transfers and other movements
(1)
168
Balance at 31 December 2019
182
Net book value at 31 December 2019
32
Cost
Balance at 1 January 2020
Balance at 31 December 2020
Accumulated amortisation and impairments
Balance at 1 January 2020
Amortisation for the year (note 2)
Balance at 31 December 2020
Net book value at 31 December 2020
214
214
182
14
196
18
(1)
Relates to contracts previously classified as leases under IAS 17 which the Company has reassessed upon initial transition as leases under IFRS
16 as of January 2019.
SA Rands millions
2020
2019
Amounts recognised in the income statement
Amortisation expense on right of use assets (note 2)
14
14
Interest expense on lease liabilities
8
12
Expenses on short term leases
(2)
63
1
Expenses on variable lease payments not included in the lease liabilities
(2)
190
115
Expenses on leases of low value assets
(2)
88
33
(2)
Includes amounts from discontinued operations
These expenses are allocated to cost of sales and corporate administration, marketing and other costs.
Total cash outflow for leases during the period amounted to R49m (2019: R45m), consisting of repayments of liabilities of
R41m (2019: R33m) and finance costs paid of R8m (2019: R12m).
SA Rands millions
2020
2019
Lease liability reconciliation
Opening balance
104
—
Repayment of lease liabilities
(41)
(33)
Finance costs paid on lease liabilities
(8)
(12)
Interest charged to the income statement
8
12
Reclassification of finance leases from borrowings
—
137
Other
(1)
—
Closing balance
62
104
Lease liabilities
Non-current
Current
Total
13
49
63
41
62
104

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
SA Rands millions
2020
2019
102
AngloGold Ashanti Limited <AFS>
10.     RIGHT OF USE ASSETS AND LEASE LIABILITIES CONTINUED
Maturity analysis of lease liabilities
Undiscounted cash flows
Less than and including 1 year
53
49
Between 1 and 5 years
14
67
Total
67
116
The Company does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the Company’s treasury function.
11.     INTANGIBLE ASSETS
Software and licenses
Cost
Balance at beginning of year
121
501
Additions
10
1
Transfers and other movements
(4)
—
Transfer to assets and liabilities held for sale (note 18)
—
(381)
Balance at end of year
127
121
Accumulated amortisation and impairment
Balance at beginning of year
111
492
Amortisation for the year
6
—
Transfers and other movements
(1)
—
Transfer to assets and liabilities held for sale
—
(381)
Balance at end of year
116
111
Net book value at end of year
11
10
12.     INVESTMENT IN ASSOCIATE
SA Rands millions
Carrying value of investment in associate
Investment in associate
2020
2019
—
146
Investment in associate comprises:
Name Effective
%
Description
Carrying value
(SA Rands millions)
2019
Rand Refinery (Pty) Limited redeemed R146m (2019: R239m) of the preference shares.
13.     INVESTMENT IN SUBSIDIARIES
Shares at cost:
Advanced Mining Software Limited
2
2
AGRe Insurance Company Limited
149
149
AngloGold Ashanti Holdings plc
(1)
41,237
40,074
AngloGold Ashanti USA Incorporated
1,358
1,173
Eastvaal Gold Holdings Limited
(2)
1
917
42,747
42,315
(1)
Dividends received from AngloGold Holdings plc R872m.
(2)
Following the dividend received from Eastvaal of R2,003m which forms part of the regularisation agreement approved by the shareholders during the Annual General Meeting held on 10 June 2020, the underlying assets of Eastvaal were assessed for impairment. As a result of the assessment based on the net asset value of Eastvaal, an impairment of R916m was recognised.
2020
2019
2020
Unlisted associate
Rand Refinery (Pty) Limited

42.4

42.4     Smelting and refining of gold

—

146

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
SA Rands millions
2020
2019
103
AngloGold Ashanti Limited <AFS>
14.     TRADE AND OTHER RECEIVABLES
Non-current
Deferred compensation asset
(1)
Other receivables and deferred loan fees
406
—
—
3
406
3
Current
Operating cost recoveries
200
—
Trade receivables
53
82
Prepayments and accrued income
58
57
Recoverable tax, rebates, levies and duties
6
43
Other receivables
16
11
333
193
Total trade and other receivables
739
196
(1)
The closing balance includes a fair value adjustment of R47m included in other gains (losses) in the income statement.
15.     INVENTORIES
Mine operating supplies
Total inventories
73
76
73
76
16.     CASH AND CASH EQUIVALENTS
Cash and deposits on call
(1)
Total cash and cash equivalents (notes 29 and 30)
2,586
173
2,586
173
(1)
The increase in cash and cash equivalents is mainly as a result of proceeds from the sale of the South African operations.
17.     INTRA-GROUP BALANCES
Intra-group receivables
AngloGold Ashanti Australia Limited
92
74
AngloGold Ashanti Colombia S.A.
44
42
Minera Quebradona
4
—
AngloGold Ashanti Córrego do Sitío Mineração S.A.
21
20
AngloGold Ashanti (Ghana) Limited
24
34
AngloGold Ashanti Holdings plc
65
1
AngloGold Ashanti (Iduapriem) Limited
19
18
AngloGold Ashanti North America Inc
32
40
Cerro Vanguardia S.A.
—
28
Geita Gold Mining Limited
19
48
Mineração Serra Grande S.A.
7
7
Société Ashanti Goldfields de Guinée S.A.
110
124
AGRe Insurance Company
—
2
437
438
Intra-group payables
Advanced Mining Software Limited
9
9
AngloGold Ashanti Australia Limited
7
5
AngloGold Ashanti Colombia S.A.
1
2
AngloGold Ashanti (Ghana) Limited
1
2
AngloGold Ashanti Health (Pty) Limited
5
13
AngloGold Ashanti Holdings plc
1,122
1,068
AngloGold South America Limited
431
411
Eastvaal Gold Holdings Limited
—
1,828
1,576
3,338
Included in the statement of financial position as follows:
Current assets (note 29)
437
438
Current liabilities (note 29)
(1,576)
(3,338)
(1,139)
(2,900)
Intra-group balances are interest free and are payable on demand.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>
18.    DISCONTINUED OPERATIONS AND ASSETS AND LIABILITIES HELD FOR SALE
South African asset sale
On 12 February 2020, AngloGold Ashanti announced that it has reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited. For details, refer to group note 9 on discontinued operations and assets and liabilities held for sale. On 30 September 2020, the sale transaction closed, with
Harmony taking effective control of these producing assets and related liabilities on 1 October 2020. A loss of R543m was realised, as follows:
SA Rands millions
2020
Carrying value of South African asset disposal group
Proceeds received:
4,291
Cash consideration
(3,366)
Deferred compensation asset
(453)
Sale of houses and related infrastructure
(57)
Costs to sell
128
Loss on disposal of assets
543
In addition, the sale agreement includes a contingent consideration based on underground production sourced within the
West Wits mineral rights. Refer group note 9.
SA Rands millions
2020
2019
DISCONTINUED OPERATIONS
Revenue from product sales
5,110
6,305
Cost of sales
(3,660)
(5,431)
Gain on non-hedge derivatives and other commodity contracts
—
24
Gross profit
1,450
898
Other expenses
(347)
(706)
Derecognition of assets, impairments and loss on disposal of assets
(543)
(49)
Impairment (reversal) loss recognised on remeasurement to fair value less costs to sell
818
(7,396)
Profit (loss) before taxation
1,378
(7,253)
Normal and deferred taxation on operations
(142)
(261)
Deferred tax on impairment (reversal) loss, derecognition and profit on disposal of assets
(180)
1,778
Total profit (loss) from discontinued operations
1,056
(5,736)
The major classes of assets and liabilities of the South African disposal group are as follows:
SA Rands millions
30 September
2020
31 December
2019
Tangible assets
4,380
3,123
Investment in First Uranium (Pty) Ltd including intra-group balance
1,071
820
Inventories
397
427
Trade receivables and other assets
14
—
Investment in Environmental Rehabilitation Trust Fund
—
294
Other intra-group balances
—
37
Assets held for sale
5,862
4,701
Environmental rehabilitation and other provisions
897
897
Trade, other payables and provisions
206
359
Other inter-group balances
468
—
Liabilities held for sale
1,571
1,256
Net assets held for sale
4,291
3,445

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
SA Rands millions
2020
2019
105
AngloGold Ashanti Limited <AFS>
19.    SHARE CAPITAL AND PREMIUM
Share capital
Authorised
600,000,000 ordinary shares of 25 SA cents each
150
150
2,000,000 A redeemable preference shares of 50 SA cents each
1
1
5,000,000 B redeemable preference shares of 1 SA cent each
—
—
30,000,000 C redeemable preference shares of no par value
—
—
151
151
Issued and fully paid
416,890,087 (2019: 415,301,215) ordinary shares of 25 SA cents each
104
103
2,000,000 A redeemable preference shares of 50 SA cents each
1
1
778,896 B redeemable preference shares of 1 SA cent each
—
—
105
104
Share premium
Balance at beginning of year
51,827
51,435
Ordinary shares issued
246
392
Balance at end of year
52,073
51,827
Share capital and premium
52,178
51,931
The rights and restrictions applicable to the A, B and C redeemable preference shares are detailed in group note 25.
20.    BORROWINGS
Unsecured
Revolving credit facility (R1bn)
—
1,008
Interest charged at JIBAR plus 1.3% per annum. The facility was issued on 3 November 2017 and was cancelled on 11 November 2020.
Total non-current borrowings including current portion
—
1,008
Current portion of non-current borrowings included in current liabilities
—
(9)
Total non-current borrowings
—
999
Current portion of non-current borrowings included above
—
9
Total borrowings
—
1,008
Amounts falling due
Within one year
—
9
Between two and five years
—
999
—
1,008
Undrawn facilities
Undrawn borrowing facilities as at 31 December are as follows:
Syndicated revolving credit facility (R2.5bn) - SA rand
(1)
—
2,500
Syndicated revolving credit facility (R1.4bn) - SA rand
(2)
—
1,400
Syndicated revolving credit facility (R1bn) - SA rand
(3)
—
—
FirstRand Bank Limited (R500m; 2019: R750m) - SA rand
500
750
500
4,650
(1)
R2.5bn Syndicated loan facility issued December 2017 was cancelled on 23 October 2020.
(2)
R1.4bn Syndicated loan facility issued July 2015 was cancelled on 19 February 2020.
(3)
R1bn Syndicated loan facility issued November 2017 was cancelled on 11 November 2020.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
SA Rands millions
2020
2019
106
AngloGold Ashanti Limited <AFS>
20.    BORROWINGS CONTINUED
Change in liabilities arising from financing activities:
Reconciliation of total borrowings (excluding lease liabilities)
(1)
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:
Opening balance
1,008
1,040
Proceeds from borrowings
2,173
1,848
Repayment of borrowings
(3,173)
(1,748)
Repayment of interest
(96)
(103)
Interest charged to income statement
87
105
Reclassification of finance lease to lease liabilities
(136)
Deferred loan fees
1
2
Closing balance
—
1,008
Reconciliation of finance costs paid:
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:
Interest paid on borrowings
96
103
Commitment fees, utilisation fees and other borrowing costs
23
32
Total finance costs paid
119
135
(1)
For lease liabilities refer to note 10.
21.    ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS
Provision for restoration
—
3
Other provisions
(1)
Balance at beginning of year
785
906
Charge to income statement
33
244
Change in estimates
63
(12)
Transfer to short term provisions in trade and other payables
(72)
(391)
Transfer to assets and liabilities held for sale
—
(35)
Utilised during the year
(145)
—
Unwinding of other provisions
70
73
Balance at end of year
734
785
Total environmental rehabilitation and other provisions
734
788
(1)
Included in other provisions is the non-current portion of the silicosis class action settlement obligation of R718m (2019: R753m).
22.    PROVISION FOR POST-RETIREMENT BENEFITS
The retirement schemes consist of the following:
Post-retirement medical scheme for AngloGold Ashanti's South African employees
1,135
1,308
Post-retirement medical scheme for AngloGold Ashanti's South African employees
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2020.
Information with respect to the defined benefit liability is as follows:
Benefit obligation
Balance at beginning of year
1,308
1,344
Current service cost
2
2
Interest cost
113
116
Benefits paid
(120)
(120)
Actuarial gain
(141)
(34)
Balance at end of year
1,162
1,308
Settlement gain
(27)
—
Net amount recognised
1,135
1,308

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
SA Rands millions
2020
2019
107
AngloGold Ashanti Limited <AFS>
22.    PROVISION FOR POST-RETIREMENT BENEFITS CONTINUED
Post-retirement medical scheme for AngloGold Ashanti's South African employees
CONTINUED
Components of net periodic benefit cost
Current service cost
Interest cost

2
113

2
116
Net periodic benefit cost
115
118
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
9.14%
9.15%
Expected increase in health care costs
6.06%
7.25%
Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year
6.06%
7.25%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)
6.06%
7.25%
Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:
Effect on total service and interest cost - 1% point increase
6
9
Effect on post-retirement benefit obligation - 1% point increase
66
99
Effect on total service and interest cost - 1% point decrease
(5)
(8)
Effect on post-retirement benefit obligation - 1% point decrease
(62)
(87)
Cash flows
Contributions
The Company expects to contribute R124m to the post-retirement medical plan in 2021.
Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2021
124
2022
125
2023
126
2024
127
2025
127
Thereafter
506
23.    DEFERRED TAXATION
SA Rands millions
2020
2019
Deferred taxation
Net deferred taxation (asset) liability
—
(1,461)
The movement on the deferred tax balance is as follows:
Balance at beginning of year
(1,461)
512
Taxation on items included in income statement from continuing and discontinued operations
1,461
(1,976)
Taxation on items included in other comprehensive income
—
3
Balance at end of year
—
(1,461)

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
SA Rands millions
2020
2019
108
AngloGold Ashanti Limited <AFS>
24.    TRADE, OTHER PAYABLES AND OTHER PROVISIONS
Trade payables
480
477
Accruals, financial guarantees and other
(1)
2,617
1,488
Short-term provisions
75
237
3,172
2,202
Trade and other payables are non-interest bearing and are normally settled within 60 days.
(1)
Includes accruals for current portion of the silicosis class action settlement obligation of R173m (2019: R151m).
25.    TAXATION
Balance at beginning of year
Taxation of items included in income statement (note 7)
Withholding tax on royalty received paid by third party
Balance at end of year
19
1
(2)
24
(5)
—
18
19
26.    CASH GENERATED FROM OPERATIONS
Profit (loss) before taxation
987
(276)
Adjusted for:
Amortisation of tangible assets (note 2)
17
21
Amortisation of right of use assets (note 2)
14
14
Finance costs and unwinding of obligations (note 5)
191
224
Environmental, rehabilitation and other expenditure
(512)
(286)
Impairment, derecognition of assets and (profit) loss on disposal
51
—
Impairment (impairment reversal) of investment in subsidiary
916
(5)
Other expenses (income)
131
118
Amortisation of intangible assets (notes 2 and 11)
6
—
Interest income
(43)
(39)
Dividends received
(1,009)
(630)
Foreign currency translation on intergroup loans
72
(37)
Other non-cash movements
112
49
Dividends received from Eastvaal
(2,003)
—
Movements in working capital
(439)
(53)
(1,509)
(900)
Movements in working capital:
Decrease (increase) in inventories
77
(30)
(Increase) decrease in trade and other receivables
(210)
62
Decrease in trade and other payables
(306)
(85)
(439)
(53)

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
SA Rands millions
2020
2019
109
AngloGold Ashanti Limited <AFS>
27.    RELATED PARTIES
Material related party transactions were as follows:
Sales and services rendered to related parties
Subsidiaries
(1)
2,708
3,081
Purchases and services acquired from related parties
Subsidiaries
(1)
137
188
Outstanding balances arising from sale of goods and services due by related parties
Subsidiaries
514
438
Outstanding balances arising from purchases of goods and services and other loans owed to related parties
Subsidiaries
1,576
3,338
Amounts owed to/due by related parties above are unsecured and non-interest bearing.
In 2020, AngloGold Ashanti received a net dividend of R872m from AngloGold Ashanti
Holdings plc (2019: 406m) and R1,828m from Eastvaal Gold Holdings Limited.
Management fees, royalties and interest from subsidiaries amounts to R6m (2019: R2m).
Details of guarantees to related parties are included in note 28.
Refer to page 124 for the list of principal subsidiaries and operating entities.
Directors and other key management personnel
Details relating to directors' and prescribed officers' emoluments and shareholdings in the
Company are disclosed in group note 33.
(1)
Includes VAT where applicable.
28.    CONTRACTUAL COMMITMENTS AND CONTINGENCIES
Capital commitments
Acquisition of tangible assets
Contracted for
Not contracted for
13
3
93
734
Authorised by the directors
16
827
Allocated to:
Project capital
- within one year
—
29
- thereafter
—
—
—
29
Stay-in-business capital
- within one year
16
537
- thereafter
—
261
16
798
Purchase obligations
Contracted for
- within one year
—
78

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
SA Rands millions
2020
2019
110
AngloGold Ashanti Limited <AFS>
28.    CONTRACTUAL COMMITMENTS AND CONTINGENCIES CONTINUED
Purchase obligations represent contractual obligations for the purchase of mining contract services, supplies, consumables, inventories, explosives and activated carbon.
To service these capital commitments, purchase obligations and other operational requirements, the Company is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the Company's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the Company believes that sufficient measures are in place to ensure that these facilities can be refinanced.
Contingencies
Contingent assets
Royalty - Tau Lekoa Gold Mine
(1)
—
—
Contingent compensation – Harmony Gold
(2)
—
—
Guarantees
Financial guarantees
Rated bonds
(3)
25,703
24,489
Performance guarantee
—
—
Mine Waste Solutions
(4)
25,703
24,489
Contingent assets
(1)
Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the Company is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed
R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties)
generated by the Tau Lekoa assets. Royalties on 895,954oz (2019: 895,954oz) produced have been received to date. No royalties were received during 2020 as the mine stopped production in March 2020 as a result of COVID-19 restrictions and lockdowns.
Full production is only expected to be resumed in the first quarter of 2021.
(2)
Contingent compensation - As a result of the sale of the South African assets to Harmony Gold Company Limited (Harmony Gold)
effective 1 October 2020, Harmony Gold has agreed to pay AngloGold Ashanti a contingent compensation of $20 per ounce in relation to underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) below the current infrastructure if it is developed.
Guarantees
(3)
The Company has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700m 3.75% rated bonds issued during October 2020, due 1 October 2030, the issued $300m 6.5% rated bonds, due 15 April 2040 and the $750m 5.125% rated bonds issued during July 2012, due 1 August 2022. The issued $700m
5.375% rated bonds were repaid on 15 April 2020.
(4)
As part of the acquisition by the Company of First Uranium (Pty) Limited during 2012, the owner of Mine Waste Solutions, the
Company agreed to guarantee the observance and performance of existing delivery obligations of a wholly owned subsidiary of
Mine Waste Solutions to sell to an existing customer at a pre-agreed price, 25% of the gold produced at a gold recovery plant located in northwest South Africa, subject to a cap of 312,500oz over the life of the contract. The guarantee is included in the
South African assets sale effective 30 September 2020, as described in note 18. As at 31 December 2019, 118,195oz remained to be delivered against the guarantee over the life of the contract.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER

AngloGold Ashanti Limited <AFS>
28.    CONTRACTUAL COMMITMENTS AND CONTINGENCIES CONTINUED
Previously disclosed contingencies
Other
Groundwater pollution - The Company had previously identified groundwater contamination plumes at its South African operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies were undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The Company instituted processes to reduce future potential seepage and it was demonstrated that
Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances.
Furthermore, literature reviews, field trials and base line modelling techniques suggested, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination at all South African operations. Upon completion of the sale of the remaining South African producing assets to Harmony Gold effective 30 September 2020,
Harmony Gold became liable for the obligation.
Deep groundwater pollution - The Company had previously identified potential water ingress and future pollution risk posed by deep groundwater in certain underground mining areas in South Africa. Various studies have been undertaken by
AngloGold Ashanti since 1999 to understand this potential risk. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the South
African Mineral and Petroleum Resources Development Act, No.28 of 2002, as amended (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. Upon completion of the sale of the remaining South African producing assets to Harmony Gold effective 30 September 2020,
Harmony Gold became liable for the obligation of deep groundwater pollution pertaining to the South African assets.
29.    FINANCIAL RISK MANAGMENT ACTIVITIES
In the normal course of its operations, the Company is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the Company may enter into transactions which make use of both on- and off-balance sheet derivatives. The Company does not acquire, hold or issue derivatives for speculative purposes. The Company has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.
Managing risk in the Company
Risk management activities within the Company are the ultimate responsibility of the board of directors. The Chief Financial
Officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan.
The Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and the Company's counterparties.
The financial risk management objectives of the Company are defined as follows:
•
safeguarding the Company's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
•
effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
•
ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
•
ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the Company and that they comply where necessary with all relevant regulatory and statutory requirements.
Gold price and foreign exchange risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The gold market is predominately priced in US dollars which exposes the Company to the risk that fluctuations in the
SA rand/US dollar exchange rate may also have an adverse effect on current or future earnings. The Company is also exposed to certain by-product commodity price risk and foreign exchange risk on intra-group balances.
Net open hedge position as at 31 December 2020
The Company had no outstanding commitments against future production.
Interest rate and liquidity risk
Refer note 35 in the group financial statements. At each of the financial years ended 31 December 2020 and 2019, the
Company was in a net current liability position. The Company will fund current liabilities from operating cash flows and borrowings.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
29.    FINANCIAL RISK MANAGMENT ACTIVITIES CONTINUED
112
AngloGold Ashanti Limited <AFS>
The following are the contractual maturities of financial liabilities, including interest payments:
Financial liabilities
SA Rands
Within one year
Effective rate
Between
one and two years
Effective rate
Between
two and five years
Effective rate
After five years
Effective rate
Total
2020
millions           %
millions            %
millions           %
millions           %
millions
Financial guarantees
—
11,016
—
14,687
25,703
Lease liability
(2)
53
9.8
14
9.8
—
67
Trade and other payables (note 24)
3,172
—
—
—
3,172
Intra-group balances (note 17)
1,576
(1)
—
—
—
1,576
2019
Financial guarantees
9,796
—
10,495
4,198
24,489
Borrowings
82
8.1
82
8.1
1,076
8.1
—
1,240
Lease liability
(2)
49
9.8
53
9.8
14
9.8
—
116
Trade and other payables (note 24)
2,202
—
—
—
2,202
Intra-group balances (note 17)
3,338
(1)
—
—
—
3,338
(1)
Effective rate less than 0.1%.
(2)
Effective 1 January 2019, finance lease liabilities are no longer included in total borrowings but disclosed separately as part of lease liabilities.
Financial guarantees and their related amounts included in the statement of financial position include:
Included in
Included in
statement of
statement of
financial financial
Guarantee position
Guarantee position
SA Rands millions
2020
2019
Rated bonds
25,703
1,953
24,489
990
25,703
1,953
24,489
990
Credit risk
Refer group note 35.
The combined maximum credit risk exposure of the Company is as follows:
SA Rands millions
2020
2019
Other investments
14
14
Trade and other receivables
675
96
Intra-group balances (note 17)
437
438
Cash and cash equivalents (note 16)
2,586
173
Total financial assets
3,712
721
Financial guarantees (note 29)
25,703
24,489
The Company has trade and other receivables that are past due totalling nil (2019: R50m). Other investments that are impaired totaling R6m (2019: nil). Trade and other receivables arise mainly due to intergroup transactions. Receivables from intergroup transactions are considered to be low credit risk. Credit risk for these assets has not increased significantly since initial recognition. During 2020, the business activities of some of the subsidiaries of the Company changed and the intergroup loans of the subsidiaries were fully impaired by R53m (2019: R25m).
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair value of the Company's other investments and borrowings as at 31 December are as follows:

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
29.    FINANCIAL RISK MANAGMENT ACTIVITIES CONTINUED
113
AngloGold Ashanti Limited <AFS>
Carrying
amount
Fair value
Carrying
amount
Fair value
Type of instrument
SA Rands millions
2020
2019
Financial liabilities
Borrowings (note 20)

—
—

1,008 1,008
The following methods and assumptions were used to estimate the fair value borrowings:
Cash and cash equivalents, trade, other receivables and other assets,trade and other payables and intragroup receivables and payables
The carrying amounts approximate fair value due to their short-term nature, except for the deferred compensation asset which is carried at fair value in level 3 of the fair value hierarchy.
Borrowings
The interest rate on the borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
Fair value of financial instruments
The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1:
quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:
inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly
(as prices) or indirectly (derived from prices); and
Level 3:
inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following table sets out the Company's financial assets and liabilities measured at fair value by level within the fair value as at 31 December.
Type of instrument
Assets measured at fair value on a recurring basis
SA Rands millions
Level 1
Level 2
Level 3
Total
2020
Equity securities - FVTOCI
1
—
—
1
Deferred compensation asset
(1)
—
—
406
406
2019
Equity securities - FVTOCI 4 — — 4
(1)
The closing balance includes a fair value adjustment of R47m.
Level 3 financial assets
On 12 February 2020, AngloGold Ashanti announced that it had reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited ("Harmony"). The transaction closed on
30 September 2020. Consideration for the transaction is in cash and deferred payments, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure.
The two components of the deferred compensation assets are calculated as follows:
a.   $260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the
Mponeng, Savuka and TauTona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021.
Using a probability weighted calculation of unobservable market data and estimated with reference to expected underlying discounted cash flows a deferred compensation asset of R406m is being recognised in the statement of financial position as at 31 December 2020. If the weighted number of ounces used in the weighted probability calculation increases with
10% over the period calculated, the asset value would increase with approximately R41m and if the weighted number of ounces used in the weighted probability calculation decreases with 10% over the period calculated the value of the asset would decrease with approximately R41m. The sensitivity on the weighted number of ounces included within the weighted probability calculation has been based on the range of possible outcomes expected from Harmony’s mining plans, which could differ from the actual mining plans followed by Harmony.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER
29.   FINANCIAL RISK MANAGMENT ACTIVITIES CONTINUED
114
AngloGold Ashanti Limited <AFS>
Change in
intra-group
Change in payable total
exchange rate
Rm
Change in
Change in        intra-group
exchange
payable total
rate
Rm
The following are the contractual maturities of financial liabilities, including interest payments CONTINUED
:
b.   $20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng,
Savuka and TauTona mines) below the datum of current infrastructure. At transaction date this constituted 8.53 million ounces of reserves. The consideration is dependent on Harmony developing below infrastructure. The performance of this obligation is outside the influence of AngloGold Ashanti as it depends on Harmony’s future investment decisions.
Under the conditions prevailing as at 31 December 2020, no portion of deferred compensation below infrastructure has been included in the loss on disposal of assets of discontinued operations.
Environmental obligations
Pursuant to environmental regulations in South Africa, we are obligated to close our operations and rehabilitate the lands which we mine in accordance with these regulations. As a consequence, AngloGold Ashanti is required in some circumstances to establish independent trust funds or provide guarantees issued by the operation, to the Department of Mineral Resources to cover the potential environmental rehabilitation obligation in specified amounts. Upon the completion of the sale of the remaining South African producing assets to Harmony Gold Company Limited (Harmony Gold) effective 30 September 2020,
Harmony Gold became liable for the obligation.
Sensitivity analysis
Foreign exchange risk
Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.
The following table discloses the approximate foreign exchange risk sensitivities of intra-group payables balances at
31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

SA Rands millions
2020
2019
Intra-group payables
USD denominated ($/R)
USD denominated ($/R)

Spot (-R1.50)
(161)
Spot (+R1.50)
161

Spot (-R1.50) (162)
Spot (+R1.50) 162
The intra-group payable balances in the denominated currency will not be influenced by a movement in its exchange rate, in
2019 the table above excludes the Eastvaal Gold Holdings Ltd balance of R1,828m as it is a ZAR based intra-group payable.
Interest rate risk on other financial assets and liabilities (excluding derivatives)
Refer note 35 in the group financial statements.
30.   CAPITAL MANAGEMENT
Capital is managed on a group basis only and not on a Company basis. Refer to note 36 in the group financial statements.
31.   SUBSEQUENT EVENTS
Dividend declaration - On 22 February 2021, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 705 South African cents (assuming an exchange rate of ZAR14.70/$, the gross dividend payable per ADS is equivalent to 48 US cents).

AngloGold Ashanti Limited <AFS>
ANNEXURE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
EQUITY-ACCOUNTED INVESTMENTS
Joint ventures
A joint venture is an entity in which the group holds a long term interest and which the group and one or more other ventures jointly control under a contractual arrangement, that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. The group’s interests in joint arrangements classified as joint ventures are accounted for using the equity method.
Profits and losses realised in connection with transactions between the group and joint ventures are eliminated in proportion to share ownership. Such profits and losses are deducted from the group’s equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group. Dividends received from joint ventures are included in operating activities in the cash flow statement.
Joint ventures are accounted for at cost and are adjusted for impairments where appropriate in the Company financial statements.
Associates
The equity method of accounting is used for investments over which the group exercises significant influence and normally owns between 20% and 50% of the voting equity. Associates are equity-accounted from the effective date of acquisition to the effective date of disposal.
Profits and losses realised in connection with transactions between the group and associated companies are eliminated in proportion to share ownership. Such profits and losses are deducted from the group’s equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group. Dividends received from associates are included in investing activities in the cash flow statement.
Associates are accounted for at cost and are adjusted for impairments where appropriate in the Company financial statements.
Joint ventures and associates
If necessary, impairment and impairment reversals on loans and equity are reported under share of joint ventures and associates profit and loss.
Any losses of equity-accounted investments are accounted for in the consolidated financial statements until the investment in such investments is written down to zero. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such investees.
The carrying value of equity-accounted investments represents the cost of each investment, including goodwill, balance outstanding on loans advanced if the loan forms part of the net investment in the investee, any impairment / impairment reversals recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of equity-
accounted investments is reviewed when indicators arise and if any impairment / impairment reversal has occurred; it is recognised in the period in which the impairment arose.
In determining materiality for the disclosure requirements of IFRS 12 Disclosure of Interest in Other Entities, management has assessed that amounts representing the carrying value of at least 90% of the investments in associates and joint ventures balances, reported in the statement of financial position, constitute quantitative materiality.
JOINT OPERATIONS
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the use of assets and obligations for the liabilities of the arrangement. The group accounts for activities under joint operations by recognising in relation to the joint operation, the assets it controls and the liabilities it incurs, the expenses it incurs and the revenue from the sale or use of its share of the joint operations output.

AngloGold Ashanti Limited <AFS>
FOREIGN CURRENCY TRANSLATION
Functional currency
Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The functional currency of the parent company is South African
Rands.
Transactions and balances
Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the reporting period exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. For the Company, the exchange differences on such monetary items are reported in the
Company income statement.
Group companies
The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•
share capital and premium are translated at historical rates of exchange at the reporting date;
•
retained earnings are converted at historical average exchange rates;
•
assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
•
income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates prevailing at the date of the transaction); and
•
all resulting exchange differences are recognised in other comprehensive income and presented as a separate component of equity (foreign currency translation reserve, or FCTR).
Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are accounted for as other comprehensive income on consolidation. On repayment or realisation of net investments in foreign operations, the resulting FCTR is recycled to the income statement. On disposal of non-foreign operations, where the parent’s functional currency, is the same as the subsidiary’s, associate’s, joint venture’s or branch’s functional currency, no reclassification of FCTR is required.
SEGMENT REPORTING
An operating segment is a business activity whose results are regularly reviewed by the chief operating decision maker (CODM) in order to make decisions about resources to be allocated to it and to assess its performance and for which discrete financial information is available. The chief executive officer and the executive committee are collectively identified as the CODM.
TANGIBLE ASSETS
Tangible assets are recorded at cost less accumulated amortisation and impairments/reversals. Cost includes pre-production expenditure incurred during the development of a mine and the present value of related future decommissioning costs.
Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.
When there is an indication that the recoverable amount of any of the tangible assets is less than the carrying value, the recoverable amount is estimated and the difference is recognised as an impairment.
Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the asset will flow to the group, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.
To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to or deducted from the carrying value of the related asset. To the extent that the change would result in a negative carrying amount of the related asset, this effect is recognised as income. The change in depreciation charge is recognised prospectively.

AngloGold Ashanti Limited <AFS>
For assets amortised on the units-of-production method, amortisation is calculated to allocate the cost of each asset to its residual value over its estimated useful life. For assets not amortised on the units-of-production method, amortisation is calculated over their estimated useful life as follows:
•
buildings up to life of mine;
•
plant and machinery up to life of mine;
•
equipment and motor vehicles up to five years;
•
computer equipment up to three years; and
•
leased assets over the shorter of the period of the lease and the useful life of the leased asset.
Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.
Assets are amortised to residual values. Residual values and useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.
Gains and losses on disposals are determined by comparing net sale proceeds with the carrying amount at the date of sale. These are included in the income statement.
Mine development costs
Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies and, to expand the capacity of a mine. Mine development costs include acquired proved and probable Ore
Reserve at cost at the acquisition date. These costs are amortised from the date on which the assets are ready for use as intended by management.
Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable Ore Reserve. The proved and probable Ore Reserve reflects estimated quantities of Ore Reserve which can be recovered economically in the future from known mineral deposits.
Capitalised mine development costs also include stripping activity assets relating to production stripping activities incurred in the production phase of open-pit operations of the group. Once determined that any portion of the production stripping costs should be capitalised, the group determines the average mine costs per tonne of the component and the waste tonnes to which the production stripping costs relate to determine the amount of the production stripping costs that should be capitalised. Stripping activity assets are amortised on a units-of-production method based on the Ore Reserve of the component of the orebody to which these assets relate.
The average mine cost per tonne of the component is calculated as the total expected costs to be incurred to mine the relevant component of the orebody, divided by the number of tonnes expected to be mined from the component. The average mine cost per tonne of the component to which the stripping activity asset relates are recalculated annually in the light of additional knowledge and changes in estimates.
Mine infrastructure
Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable Ore Reserve.
Land and assets under construction
Land and assets under construction are not depreciated and are measured at historical cost less impairments.
Mineral rights and dumps
Mineral rights are amortised using the units-of-production method based on the estimated proved and probable Ore Reserve.
Dumps are amortised over the period of treatment.
Exploration and evaluation assets
All pre-license and exploration costs, including geological and geographical costs, labour, Mineral Resource and exploratory drilling cost, are expensed as incurred, until it is concluded that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, several different sources of information are used depending on the level of exploration. While the criterion for concluding that expenditure should be capitalised is always probable, the information used to make that determination depends on the level of exploration:
•
Costs on greenfields sites, being those where the group does not have any mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable Ore Reserve at this location;
•
Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased inclusive proved and probable Ore Reserve after which the expenditure is capitalised as a mine development cost; and
•
Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as a mine development cost.
Costs relating to property acquisitions are capitalised within mine development costs.

AngloGold Ashanti Limited <AFS>
GOODWILL
Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond Proven and Probable Ore Reserves, exploration properties and net assets is recognised as goodwill. Goodwill in respect of subsidiaries is disclosed as goodwill.
Goodwill relating to subsidiaries is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.
LEASES
The group assesses whether a contract is or contains a lease, at inception of a contract. The group recognises a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less with no purchase option) and leases of low value assets. For these leases, the group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the group uses its incremental borrowing rate. The group applies the IFRS 16 portfolio approach in determining the discount rate for leases. As such a single discount rate has been used for contracts that share similar characteristics. The group has determined that contracts that are denominated in the same currency will use a single discount rate. This rate has been determined using various factors including in-country borrowings as well as other sources of finance. Contracts may contain both lease and non-lease components. The group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.
Lease payments included in the measurement of the lease liability comprise:
•
fixed lease payments (including in-substance fixed payments), less any lease incentives;
•
variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•
the amount expected to be payable by the lessee under residual value guarantees;
•
the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
•
payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.
The lease liability is presented separately in the consolidated statement of financial position, allocated to non-current and current liabilities.
The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.
The group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:
•
the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;
•
the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate
(unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used);
•
a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, any initial direct costs and restoration costs as described below. They are subsequently measured at cost less accumulated depreciation and impairment losses.
The lease term is determined as the non-cancellable period of a lease, together with:
•
periods covered by an option to extend the lease if the group is reasonably certain to make use of that option; and / or
•
periods covered by an option to terminate the lease, if the group is reasonably certain not to make use of that option.
Whenever the group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.
Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

AngloGold Ashanti Limited <AFS>
The right-of-use assets are presented as a separate line in the consolidated statement of financial position.
The group applies IAS 36 Impairment of Assets to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss accordingly.
NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as having been met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.
Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.
Tangible assets, right of use assets and intangible assets are not depreciated once classified as held for sale.
A disposal group qualifies as a discontinued operation if it is a component of an entity that either has been disposed of, or is classified as held for sale, and:
•
represents a separate major line of business or geographical area of operations;
•
is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or
•
is a subsidiary acquired exclusively with a view to resale.
Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.
INVENTORIES
Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and obsolete items.
Cost is determined on the following bases:
•
metals in process are valued at the average total production cost at the relevant stage of production;
•
gold doré/bullion is valued on an average total production cost method;
•
ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-
current asset where the stockpile exceeds current processing capacity;
•
by-products, which include silver and sulphuric acid, are valued using an average total production cost method;
•
mine operating supplies are valued at average cost; and
•
heap leach pad materials are measured on an average total production cost basis.
A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory. Impairments resulting from a decrease in prices are disclosed in other expenses, all other impairments are included in cost of sales.
PROVISIONS
Provisions are recognised when the group has a present obligation, whether legal or constructive, because of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain. The amount to be reimbursed is recognised as a separate asset. Where the group has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the obligation at the reporting date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.
Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outflow of resources, a provision is recorded for the present value of the expected cash outflows if these are reasonably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.
EMPLOYEE BENEFITS
Other post-employment benefit obligations
Some group companies provide post-retirement health care benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that

AngloGold Ashanti Limited <AFS>
used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These obligations are valued annually by independent qualified actuaries.
Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises a liability and expense for termination benefits at the earlier of the following dates: (a) when the entity can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and
involves the payment of termination benefits. The group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after reporting date are discounted to present value.
Share-based payments
The group’s management awards certain employee bonuses in the form of equity-settled share-based payments on a discretionary basis.
The fair value of the equity instruments granted is calculated at grant date. For transactions with employees, fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at measurement date.
Over the vesting period, the fair value at measurement date is recognised as an employee benefit expense with a corresponding increase in other capital reserves based on the group’s estimate of the number of instruments that will eventually vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.
When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.
Where the terms of an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of the modification.
In addition, the group’s management awards certain employee bonuses in the form of a cash settled scheme, whereby awards granted are linked to the performance of the Company’s share price. A liability is recognised based upon the grant date fair value and is subsequently remeasured to the closing share price at each reporting date up to the date of vesting. Remeasurements to fair value are recognised in the income statement.
In the Company financial statements, share-based payment arrangements with employees of other group entities are recognised by charging that entity its share of the expense and a corresponding increase in other capital reserves. When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.
ENVIRONMENTAL EXPENDITURE
The group has long term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the group’s environmental management plans, in compliance with current environmental and regulatory requirements. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.
Decommissioning costs
The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commences.
Accordingly, a provision and a decommissioning asset is recognised and included within mine infrastructure.
Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement.
Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

AngloGold Ashanti Limited <AFS>
Gains or losses from the expected disposal of assets are not taken into account when determining the provision.
Restoration costs
The provision for restoration represents the cost of restoring site damage after the start of production. Changes in the provision are recorded in the income statement as a cost of production.
Restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices and adjusted for risks specific to the liability. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
REVENUE RECOGNITION
Revenue is recognised when control of the goods passes to the customer and the performance obligations of transferring control have been met. The amount of revenue recognised reflects the consideration to which the entity is entitled in exchange for the goods transferred.
Revenue from product sales comprises sales of:
•
refined gold;
•
by-products including silver and sulphuric acid; and
•
doré bars.
Revenue from product sales is recognised at a point in time.
TAXATION
Deferred taxation is recognised on all qualifying temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.
The carrying amount of deferred tax assets is reviewed at each reporting date.
Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date.
Current and deferred tax is recognised as income or expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period in other comprehensive income or directly in equity, or a business combination that is an acquisition.
Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date.
Interest and penalties, if any, are recognised in the income statement as part of taxation expense if based on the specific facts and circumstances, the entity has determined that the interest (receivable or payable) and penalties payable to the tax authorities are an income tax.
OTHER EXPENSES AND INCOME
Items of income and expense, not included in gross profit, that are:
•
material either quantitatively or qualitatively, or both;
•
non-recurring;
•
not directly related to current operating or financing activities; and
•
not disclosed separately on the face of the income statement, are classified as Other (expenses) income on the face of the income statement.
FINANCIAL INSTRUMENTS
Financial instruments are initially recognised at fair value when the group becomes a party to their contractual arrangements.
Transaction costs directly attributable to the instrument’s acquisition or issue are included in the initial measurement of financial assets and financial liabilities, except financial instruments classified as at fair value through profit or loss (FVTPL). The subsequent measurement of financial instruments is dealt with below.
Financial liabilities
Financial liabilities are classified as measured at amortised cost using the effective interest rate method. Financial liabilities subsequently measured at amortized cost compromise of interest bearing borrowings and trade and other payables.

AngloGold Ashanti Limited <AFS>
A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. The group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different.
In this case a new financial liability based on the modified terms is recognised at fair value.
Financial assets
On initial recognition, a financial asset is classified as measured at:
•
amortised cost;
•
Fair value through other comprehensive income (FVTOCI) - equity instruments; or
•
FVTPL.
At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL, are expensed.
A financial asset is measured at amortised cost if it is held within the business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding. Assets at amortised cost include include trade, other receivables and other assets, cash restricted for use and cash and cash equivalents. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains or losses, together with foreign exchange gains or losses. Impairment losses are presented in the statement of profit or loss. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognised in profit or loss and presented net within other gains or losses in the period in which it arises. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.
Equity instruments
Listed and unlisted equity investments are included in Other investments in the Statement of financial position. Listed equity investments which are held to meet rehabilitation liabilities are classified as FVTPL. Listed equity investments held for other purposes are classified as FVTOCI.
The group subsequently measures all equity investments at fair value. Where the group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the group’s right to receive payments is established. Residual values in OCI are reclassified to retained earnings (accumulated losses) on derecognition of the related FVTOCI instruments. Changes in the fair value of financial assets at
FVTPL are recognised in other gains or losses in the statement of profit or loss as applicable.
Trade receivables
Trade receivables mainly comprise receivable owing from banking institutions purchasing gold bullion. Normal market settlement terms are two working days. Trade receivables are recognised on settlement date.
Deferred compensation asset
Deferred consideration is treated as a financial instrument to the extent that it constitutes a right to receive cash from a third party and measured at FVTPL. The fair value change in the deferred compensation asset is recognised in "Other gains/losses" in the income statement.
Impairment of financial assets
Financial assets at amortised cost consist of trade receivables, loans, cash and cash equivalents and debt instruments. Impairment losses are assessed using the forward-looking expected credit loss (ECL) approach. An allowance is recorded for all loans and other debt financial assets not held at FVTPL. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Trade receivable loss allowances are measured at an amount equal to lifetime ECL’s. Loss allowances are deducted from the gross carrying amount of the assets. Debt securities that are determined to have a low credit risk at the reporting date and bank balances, for which credit risk has not increased significantly since initial recognition, are measured at an amount equal to 12-month ECL.
Financial guarantees in the parent company
Financial guarantee contracts are recognised as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value. The fair value of a financial guarantee contract is the present value of the difference between the net contractual cash flows required under a debt instrument, and the net contractual cash flows that would have been required without the guarantee. The liability is amortised in a straight line over the period the guarantee remains in place.
Fair value measurements
The group measures financial instruments at fair value at each reporting date where relevant. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

AngloGold Ashanti Limited <AFS>
For the purpose of fair value disclosures, the group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy. The group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

PRINCIPAL SUBSIDIARIES AND OPERATING ENTITIES

AngloGold Ashanti Limited <AFS>
Shares held
Holding Percentage
held
FOR THE YEAR ENDED 31 DECEMBER
Principal subsidiaries are those subsidiaries that hold material contracts and/or act as borrowers and/or guarantors of such material contracts or operating mines.
2020
2019
2020
2019
Principal subsidiaries and controlled operating
entities
(1)
AngloGold Ashanti Australia Limited
(2)
2
257,462,077
257,462,077
I
100
100
AngloGold Ashanti Holdings plc
6
5,326,550,917
5,326,550,917
D
100
100
AngloGold Ashanti USA Incorporated
10
235
235
D
100
100
Operating entities
AngloGold Ashanti Córrego do Sítio Mineração S.A.
3
4,167,084,999
4,167,084,999
I
100
100
AngloGold Ashanti (Ghana) Limited
(3)
4
132,419,584
132,419,584 I
100
100
AngloGold Ashanti (Iduapriem) Limited 4
66,270
66,270 I
100
100
Cerro Vanguardia S.A. 1
13,875,000
13,875,000 I
92.50
92.50
Geita Gold Mining Limited 9
123,382,772
123,382,772 I
100
100
Mineração Serra Grande S.A. 3
1,999,999
1,999,999 I
100
100
Societé AngloGold Ashanti de Guinée S.A. 5
3,486,134
3,486,134 I
85
85
Joint venture operating entities
Kibali (Jersey) Limited
(4)
7
2,324
2,324 I
50
50
Société des Mines de Morila S.A.
(5)
8
—
400 I
—
40
Société d'Exploitation des Mines d'Or de Sadiola S.A.
(6)
8
—
41,000 I
—
41
Unincorporated joint operation
Tropicana joint operation 2
n/a
n/a I
70
70
D - Direct Holding
I - Indirect Holding
(1)
All the operations in South Africa, namely, Mine Waste Solutions and Mponeng were held by the parent company, AngloGold Ashanti Limited.
The South African operations were sold effective 30 September 2020.
(2)
Owner of the Sunrise Dam operation and the Tropicana joint operation in Australia.
(3)
Operates the Obuasi mine in Ghana.
(4)
Owner of Kibali Goldmines S.A. which operates the Kibali mine in the Democratic Republic of the Congo.
(5)
Sold, effective 10 November 2020.
(6)
Sold, effective 30 December 2020.
1 Argentina 6 Isle of Man
2 Australia 7 Jersey
3 Brazil 8 Mali
4 Ghana 9 Tanzania
5 Republic of Guinea 10 United States of America

SHAREHOLDERS’ INFORMATION

AngloGold Ashanti Limited <AFS>
Shareholders or their subsidiaries directly or indirectly
Ordinary shares held
Class of shareholder
Number of
shareholders
% of total
shares in
issue
Number of
% of total
shares held
shareholders
AT 31 DECEMBER
According to information available to the directors, the following are the only shareholders whose holdings, directly or indirectly, are
5% or more of the ordinary issued share capital of the Company:
holding >5% of AngloGold Ashanti’s capital
2020
2019
Number
%
Number
%
Public Investment Corporation of South Africa
39,846,637
9.56
30,439,075 7.33
Black Rock Inc.
27,956,084
6.71
41,236,154 9.93
Van Eck Global
26,488,311
6.35
27,375,511 6.59
The Bank of New York Mellon holds 145,927,871 shares representing a holding of 35% (2019: 159,694,660 shares, a 38% holding)
through various custodians in respect of ADSs issued by the Bank, as AngloGold Ashanti’s ADS custodian.
Shareholder spread as at 31 December 2020:
Public shareholders 23,039 99.983% 416,597,688 99.93%
Non-Public Shareholders 3 0.013% 118,749 0.03%
Strategic holdings (Government of Ghana) 1 0.004% 173,650 0.04%
Total
23,043 100.000% 416,890,087 100.00%
A redeemable preference shares
All redeemable preference shares are held by a
B redeemable preference shares
wholly-owned subsidiary company.

ANNUAL REPORTS
Should you wish to receive a printed copy of AngloGold Ashanti’s Annual Financial Statements 2020, please request same from the contact persons listed at the end of this report, or from the Company’s website, or from companysecretary@anglogoldashanti.com, or PO Box 62117, Marshalltown, Johannesburg, 2107.

GLOSSARY OF TERMS AND ABBREVIATIONS

AngloGold Ashanti Limited <AFS>
GLOSSARY OF TERMS AND NON-GAAP METRICS
During June 2013 the World Gold Council (WGC), an industry body, published an updated
Guidance Note (which was updated in November 2018) on the ‘all-in sustaining costs’
metric, which gold mining companies can use to supplement their overall non-GAAP disclosure. ‘All-in sustaining costs’ is an extension of the existing ‘total cash cost’ metric and incorporates all costs related to sustaining production and in particular recognising the sustaining capital expenditure associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with developing and maintaining gold mines. This metric also includes the cost associated with corporate office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation costs associated with sustaining current operations. All-in sustaining costs per ounce is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.
All-in costs are all-in sustaining costs including additional non-sustaining costs which reflect the varying costs of producing gold over the life-cycle of a mine. Non-
sustaining costs are those costs incurred at new operations and costs related to ‘major projects’ at existing operations where these projects will materially increase production.
All-in costs per ounce is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.
Any products that emanate from the core process of producing gold, including silver and sulphuric acid.
Total capital expenditure on tangible and intangible assets.
Profit (loss) before taxation, amortisation of tangible, intangible and right of use assets, retrenchment costs at the operations, interest and dividend income, other gains (losses), care and maintenance costs, finance costs and unwinding of obligations, impairment and derecognition of assets, impairment of investments, profit (loss) on disposal of assets and investments, gain (loss) on unrealised non-hedge derivatives and other commodity contracts, fair value adjustments, repurchase premium and costs on settlement of issued bonds, write-off of stockpile and heap leach inventories to net realisable value, and the share of associates’ EBITDA.
The Adjusted EBITDA calculation is based on the formula included in the Revolving Credit
Facility Agreements for compliance with the debt covenant formula.
Current and deferred taxation as a percentage of profit before taxation.
Cash inflow from operating activities, less cash outflow from investing activities and after finance costs, adjusted to exclude once-off acquisitions and disposals and movements in restricted cash.
Fair value changes on derivatives that are not designated as hedges in accordance with
IFRS 9 - Financial Instruments, and other commodity contracts.
Refined gold in a saleable form derived from the mining process.
Borrowings (excluding the Turbine Square Two (Pty) Limited lease), adjusted for the unamortised portion of borrowing costs and IFRS 16 lease adjustments; less cash restricted for use and cash and cash equivalents.
An entity with a functional currency the same as the parent company (ZAR), which differs from the group presentation currency (USD).
Net cash inflow from operating activities less stay-in-business capital expenditure.
All-in sustaining costs:

All-in costs:

By-products:

Capital expenditure:
Adjusted EBITDA:

Effective tax rate:
Free cash flow:

Gain (loss) on non-hedge
derivatives and other
commodity contracts:
Gold produced:
Net debt:

Non-foreign operation:

Operating cash flow:

AngloGold Ashanti Limited <AFS>
Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.
Defines the operational management divisions within AngloGold Ashanti, namely
South Africa, Africa Region (Democratic Republic of the Congo, Ghana, Guinea, Mali and
Tanzania), Australia, and the Americas (Argentina, Brazil and Colombia).
The process of reclaiming land disturbed by mining to allow an appropriate post-mining use.
Rehabilitation standards are defined by country-specific laws, including but not limited to the
South African Department of Mineral Resources, the US Bureau of Land Management, the
US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-
vegetation issues.
Capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Ore Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.
Total capital expenditure less any capital expenditure that relates to project capital expenditure and new investment/projects at all of our mines, whether they are in production or development stage.
Total cash costs include site costs for all mining, processing and administration, and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded.
Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.
The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group, and increased by share options that are virtually certain to be exercised.
Project capital:

Region:

Rehabilitation:

Stay-in-business capital:

Sustaining capital:

Total cash costs:

Weighted average number
of ordinary shares:

AngloGold Ashanti Limited <AFS>
ABBREVIATIONS
$ or USD
United States dollars
A$ or AUD
Australian dollars
ADS
American Depositary Share
ADR
American Depositary Receipt
AIC
All-in costs
AISC
All-in sustaining costs
ASX
Australian Securities Exchange
BBSY
Bank bill swap bid rate
BRL
Brazilian real
bn
Billion
CDI
CHESS Depositary Interests
CHESS
Clearing House Electronic Settlement System
Companies Act
The South African Companies Act, No. 71 of 2008, as amended
GhDS
Ghanaian Depositary Share
GhSE
Ghana Stock Exchange
IASB
International Accounting Standards Board
IFRS
International Financial Reporting Standards
i-XBRL
inline eXtensible Business Reporting Language
JIBAR
Johannesburg Interbank Agreed Rate
JSE
JSE Limited
LIBOR
London Interbank Offer Rate
M or m
Million, depending on the context
Moz
Million ounces
NYSE
New York Stock Exchange
oz
Ounces (troy)
RCF
Revolving Credit Facility
R, ZAR or Rand
South African rands
SEC
United States Securities and Exchange Commission
Strate
South Africa’s Central Securities Depositary
TZS
Tanzanian Shillings
US/USA
United States of America

FORWARD LOOKING STATEMENTS

AngloGold Ashanti Limited
<AFS>
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-
in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold
Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, (including as a result of the COVID-19 pandemic), the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, (including as a result of the COVID-19 pandemic), the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law.
All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

ADMINISTRATION AND CORPORATE INFORMATION

AngloGold Ashanti Limited <AFS>
AngloGold Ashanti Limited
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD
JSE Sponsor:
The Standard Bank of South Africa Limited
Auditors: Ernst & Young Inc.
Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 23, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155
Directors
Executive
KC Ramon
^
(Interim Chief Executive Officer)
Non-Executive
MDC Ramos^ (Chairman)
KOF Busia
AM Ferguson*
AH Garner#
R Gasant^
NVB Magubane^
MC Richter#~
JE Tilk
§
* British § Canadian #American
~ Australian ^South African
Ghanaian
Officers
I Kramer (Interim Chief Financial Officer)
MML Mokoka (Group Company Secretary)
Investor Relations contacts
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashanti.com
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com
Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com
AngloGold Ashanti website
www.anglogoldashanti.com
Company secretarial e-mail
Companysecretary@anglogoldashanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.anglogoldashanti.com and under
the “Investors” tab on the main page. This
information is updated regularly. Investors should
visit this website to obtain important information
about AngloGold Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshaltown, 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com
Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975
ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
   +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase and
dividend reinvestment plan for
ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: March 26, 2021
By: /s/ M M L MOKOKA
Name: M M L MOKOKA
Title: Group Company Secretary